IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Best Hometown Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001667840
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-210109
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Home Federal's operations that have an impact on the results of operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of February 12, 2016, the pro forma market value or appraised value of the Corporation is $6,500,000 at the midpoint, representing 650,000 shares at $10 per share. The pro forma valuation range of the Corporation is from a minimum of $5,525,000 to a maximum of $7,475,000, with a maximum, as adjusted, of $8,596,250, representing 552,500 shares, 747,500 shares and 859,625 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Best Hometown Bancorp, Inc., as of February 12, 2016, is $6,500,000, at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Collinsville, State of Illinois on March 21, 2016.

BEST HOMETOWN BANCORP, INC.

By: /s/ Ronnie R. Shambaugh
Ronnie R. Shambaugh
President and Chief Executive Officer

Grant of Continuing Hardship Exemption

March 18, 2016

Applicant: Michael J. Brown

Company Name: Best Hometown Bancorp, Inc

Form Type: S-1

Subject document[s]: Exhibit 99.3 – Valuation Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on March 1, 2016 (Accession no. 0000943374-16-000890) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Best Hometown Bancorp, Inc.
Collinsville, Illinois

As Of:
February 12, 2016

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

March 5, 2016

Boards of Directors
Best Hometown Bancorp, Inc.
Home Federal Savings and Loan Association of Collinsville
100 East Clay Street
Collinsville, Illinois 62234

To the Boards:

We hereby submit our independent appraisal of the pro forma market value of the to be issued stock of the Best Hometown Bancorp, Inc. (the "Corporation") which is the holding company of Home Federal Savings and Loan Association of Collinsville ("Home Federal" or the "Association"), Collinsville, Illinois. Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Association. This appraisal, as of February 12, 2016, was prepared and provided to the Association in accordance with the regulatory appraisal requirements and regulations.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Home Federal and the material provided to us by the independent auditor, BKD, LLP, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Association's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Home Federal, with the law firm of Luse Gorman Pomerenk & Schick, PC, Washington, D.C., the Association's conversion counsel, and with BKD, LLP, the Association's outside auditor. Further, we viewed the Association's local economy and primary market area and also reviewed the Association's most recent Business Plan as part of our review process.

EXHIBIT 99.3

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE

ALPHABETICAL EXHIBITS **PAGE**

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Best Hometown Bancorp, Inc. (the "Corporation"), a Maryland corporation, which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of Home Federal Savings and Loan Association ("Home Federal" or the "Association"), Collinsville, Illinois. The shares of common stock are to be issued in connection with the Association's Application for Approval of Conversion from a federal-chartered mutual savings and loan association to a federal-chartered stock savings and loan association.

The Application is being filed with the Office of the Comptroller of the Currency ("OCC") and the Securities and Exchange Commission ("SEC"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Association's management and the Association's conversion counsel, Luse Gorman Pomerenk & Schick, PC, Washington, D.C.

This conversion appraisal was prepared based on the guidelines used by the OCC entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OCC application requirements and the Revised Guidelines for Appraisal Reports and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Association is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2011 through 2015, and discussed them with Home Federal's management and with Home Federal's independent auditors, BKD, LLP, St. Louis, Missouri. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form AC and discussed it with management and with the Association's conversion counsel.

To gain insight into the Association's local market condition, we have visited Home Federal's main office and branch and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Association's primary market area relative to Illinois and the United States. We have also examined the competitive market within which Home Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular. We have examined the performance of selected publicly traded thrift institutions and compared the performance of Home Federal to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be

Introduction (cont.)

able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF HOME FEDERAL SAVINGS AND LOAN ASSOCIATION

GENERAL

Home Federal was organized in 1887 as a state-chartered mutual savings and loan association. The Association subsequently converted to a federal-chartered savings and loan association and changed its name to Home Federal and Loan Association.

Home Federal conducts its business from its main office and single branch, with its main office located in Collinsville, Illinois, and branch in Maryville, Illinois. The Association's primary retail market area is focused on Collinsville and Maryville, while the Association's lending market extends into the surrounding Madison and St. Clair Counties, Illinois. The Association has no loan production offices.

Home Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Bank Insurance Fund ("BIF"). The Association is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Home Federal is a member of the Federal Home Loan Bank (the "FHLB") of Chicago and is regulated by the OCC. As of December 31, 2015, Home Federal had assets of $98,656,000 deposits of $80,013,000 and equity of $6,862,000.

Home Federal has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Home Federal has been active in the origination of commercial real estate and multi-family loans, which represented 62.0 percent of its loan originations during the fiscal year ended December 31, 2015. Commercial real estate and multi-family loan originations represented a smaller 32.8 percent of loan originations during the year ended December 31, 2014. At December 31, 2015, 74.8 percent of the Association's gross loans consisted of residential real estate loans on one- to four-family dwellings, compared to a larger 85.7 percent at December 31, 2014, with the primary sources of funds being retail deposits from residents in its local communities and to a much lesser extent, FHLB advances. The Association is also an originator of multi-family loans, commercial real estate loans, construction loans, commercial business loans and consumer loans. Consumer loans include auto loans, boat loans, loans on deposit accounts and other secured and unsecured personal loans.

The Association had cash and investments of $20.3 million, or 20.6 percent of its assets, excluding FHLB stock which totaled $837,000 or 0.8 percent of assets at December 31, 2015. Deposits, principal payments, loan sales, FHLB advances and equity have been the primary sources of funds for the Association's lending and investment activities.

The total amount of stock to be sold in the stock conversion will be $6.5 million or 700,000 shares at $10 per share based on the midpoint of the appraised value of $6.5 million. The net conversion proceeds will be $5.3 million, reflecting conversion expenses of approximately $1.23 million. The actual cash proceeds to the Association of $4.6 million will represent 86.3 percent of the net conversion proceeds at the midpoint. The ESOP will represent 8.00 percent of the gross shares issued or 52,000 shares at $10 per share, representing $520,000. The Association's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Association may also use the proceeds to expand services, expand operations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP or to purchase short-and intermediate-term government or federal agency securities.

The Association has experienced a modest deposit increase over the past four fiscal years, with deposits increasing 1.4 percent from December 31, 2011, to December 31, 2015, or an average of 0.3 percent per year. From December 31, 2014, to December 31, 2015, deposits then increased by 12.6 percent, compared to a decrease of 4.6 percent in fiscal 2014.

The Association focused on reducing its loan portfolio during the previous four years of 2011 to 2014, on improving its asset quality position, on maintaining its net interest margin and on maintaining a reasonable equity to assets ratio. Then in 2015, the Association focused on renewing its loan growth and deposit growth. Equity to assets decreased from 9.64 percent of assets at December 31, 2011, to 6.96 percent at December 31, 2015, due primarily to the Association's losses in fiscal 2,11, 2012, 2014, and 2015, partially reduced by the Association's shrinkage in assets through 2014, and then stronger increase in 2015.

The primary lending strategy of Home Federal has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family mortgage loans, the origination of commercial real estate and multi-family loans, the origination of commercial business loans and the origination of construction loans, with less activity in consumer loans.

The Association's share of one- to four-family mortgage loans has decreased moderately from 85.7 percent of gross loans at December 31, 2014, to 74.8 percent as of December 31, 2015. Commercial real estate and multi-family loans increased from 8.6 percent of loans to 19.6 percent of loans, and construction loans decreased from 4.4 percent of loans to 4.0 percent from December 31, 2014, to December 31, 2015. All types of real estate loans as a group decreased slightly from 98.7 percent of gross loans at December 31, 2014, to 98.3 percent at December 31, 2015. The decrease in real estate loans was offset by the Association's increase in commercial and consumer loans. The Association's share of commercial loans witnessed an increase in their share of loans from 0.8 percent at December 31, 2014, to 0.9 percent at December 31, 2015, and the Association's share of consumer loans increased from a minimal 0.5 percent to 0.8 percent during the same time period.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Association's level of nonperforming assets. At December 31, 2014, Home Federal had $1,079,000 in its loan loss allowance or 1.58 percent of gross loans, and 68.4 percent of nonperforming loans with the loan loss allowance increasing to $1,249,000 and representing a higher 1.64 percent of gross loans and a higher 255.4 percent of nonperforming loans at December 31, 2015.

The basis of earnings for the Association has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a continued emphasis on strengthening noninterest income and controlling noninterest expenses. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Association's net interest margin without undertaking excessive credit risk combined with controlling the Association's interest risk position and increasing noninterest income, reducing nonperforming assets, and controlling noninterest expenses.

PERFORMANCE OVERVIEW

The financial position of Home Federal at fiscal year end December 31, 2011, through December 31, 2015, is shown in Exhibits 1 and 2, and the earnings performance of Home Federal for the fiscal years 2011 through 2015 is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at December 31, 2014 and 2015. Home Federal has experienced a rise in its loan portfolio, a rise in its asset base, a decrease in cash and investments, and a rise in deposits from 2014 to 2015.

With regard to the Association's historical financial condition, Home Federal has experienced a modest decrease in assets from December 31, 2013, to December 31, 2014, with a modest decrease in loans, a modest decrease in deposits and a moderate decrease in the dollar level of equity over the prior year. Then from December 31, 2014, to December 31, 2015, Home Federal experienced moderate growth in loans, deposits and assets and a moderate decrease in equity.

The Association witnessed an increase in assets of $8.2 million or 9.1 percent for the period of December 31, 2014, to December 31, 2015. Over the past four fiscal periods, the Association experienced its largest dollar decrease in assets of $5.9 million in fiscal year 2012, due primarily to a $6.0 million decrease in loans, with a $2.9 million decrease in deposits and a $2.0 million decrease in FHLB advances. During the Association's most recent fiscal year of 2015, assets increased $8.2 million or 9.1 percent, compared to a decrease of $4.9 million or 5.1 percent in 2014.

Home Federal's net loan portfolio, which includes mortgage loans and nonmortgage loans, increased from $65.4 million at December 31, 2014, to $74.3 million at December 31, 2015, and represented a total increase of $8.9 million, or 13.6 percent.

Home Federal has obtained funds through deposits and FHLB advances with a moderate use of FHLB advances totaling $9.0 million at December 31, 2015. The Association's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for competing for retail deposits. Deposits increased $8.9 million or 12.6 percent from fiscal 2013 to 2014.

The Association witnessed a decrease in its dollar equity level from 2014 to 2015. At December 31, 2014, the Association had an equity level of $7.6 million, representing an 8.43 percent equity to assets ratio and decreased to $6.9 million at December 31, 2015, representing a lower 6.96 percent equity to assets ratio.

The overall decrease in the equity to assets ratio from December 31, 2014, to December 31, 2015, was the result of the Association's losses in 2015. The dollar level of equity decreased 10.0 percent from December 31, 2014, to December 31, 2015.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Home Federal. This table provides key income and expense figures in dollars for the fiscal years of 2014 and 2015.

Home Federal witnessed a modest decrease in its dollar level of interest income from fiscal 2013 to fiscal 2015. Interest income was $3.44 million in 2014 and a lower $3.36 million in 2015. The Association's interest expense experienced a modest increase from fiscal year 2014 to 2015. Interest expense increased from $1,116,000 in 2014 to $1,179,000 in 2015, representing an increase of $63,000 or 5.6 percent. Interest income decreased a lesser $78,000 or 2.3 percent. Such decrease in interest income from 2014 to 2015, notwithstanding the larger increase in interest expense, resulted in a dollar decrease in annual net interest income and a decrease in net interest margin.

The Association recognized provisions for loan losses in each of the past two fiscal years of 2014 and 2015. The amounts of those provisions were determined in recognition of the Association's levels of loans, nonperforming assets, charge-offs and repossessed assets. The loan loss provisions were $150,000 in 2014 and $268,000 in 2015. The impact of these loan loss provisions has been to provide Home Federal with a general valuation allowance of $1,249,000 at December 31, 2015, or 1.64 percent of gross loans and 255.4 percent of nonperforming loans.

Total other income or noninterest income indicated a decrease in dollars from 2014 to 2015. Noninterest income was $613,000 or 0.68 percent of assets in 2014, including $473,000 in income from a settlement award and a lower $96,000 in fiscal year 2015 or 0.10 percent of assets in 2015. Noninterest income consists primarily of service charges, gain on the sale of investments and other income.

The Association's general and administrative expenses or noninterest expenses decreased from $2.85 million for the fiscal year of 2014 to $2.71 million for the fiscal year ended December 31, 2015, representing a decrease of 4.8 percent and due primarily to a decrease in compensation expenses. On a percent of average assets basis, operating expenses decreased from 3.07 percent of average assets for the fiscal year ended December 31, 2014, to 2.87 percent for the fiscal year ended December 31, 2015.

The net earnings position of Home Federal has indicated volatility in 2014 and 2015. The annual net income (loss) figures for the fiscal years of 2014 and 2015 were $(1,266,000) and $(702,000), respectively, representing returns on average assets of (1.33) percent and (0.74) percent for fiscal years 2014, and 2015, respectively.

Exhibit 7 provides the Association's normalized earnings or core earnings for the twelve months ended December 31, 2015. The Association's normalized earnings typically eliminate any nonrecurring income and expense items. There were two expense adjustments resulting in the normalized loss being less than actual loss for the twelve months ended December 31, 2015, and equal to a loss of $549,000. The core expense adjustments were a reduction in provision for loan losses of $139,000 and a decrease in professional fees of $14,000.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Association's return on average assets changed from (1.33) percent in fiscal year 2014, to (0.74) percent in 2015, with the lower earnings in 2014 due primarily to the Association's much higher tax expense.

The Association's net interest rate spread was 2.33 percent in 2014 and an identical 2.33 percent in 2015. The Association's net interest margin indicated a slightly declining trend, decreasing from 2.54 percent in 2014 to 2.46 percent in 2015. Home Federal's net interest margin decreased 8 basis points from 2014 to 2015.

The Association's return on average equity improved from 2014 to 2015. The return on average equity improved from (13.00) percent in 2014, to (9.41) percent in 2015.

Income and Expense (cont.)

Home Federal's ratio of average interest-earning assets to interest-bearing liabilities decreased modestly from 117.34 percent at December 31, 2014, to 110.96 percent at December 31, 2015. The Association's overall decrease in its ratio of interest-earning assets to interest-bearing liabilities is partially the result of the Association's decrease in equity.

The Association's ratio of noninterest expenses to average assets decreased from 3.07 percent in fiscal year 2014 to 2.87 percent in fiscal year 2015, due to a decrease in compensation costs. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 60.4 percent for all thrifts and 81.8 percent for thrifts with assets of less than $100.0 million, with the lower the ratio indicating higher efficiency. The Association has been characterized with a moderately lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 97.04 percent in 2014 to 119.04 percent in 2015.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans is a key indicator of asset quality. Home Federal witnessed a noticeable decrease in its nonperforming loans ratio from 2014 to 2015, and the ratio is currently similar to the industry norm. Nonperforming loans, by definition, consist of loans delinquent 90 days or more, troubled debt restructurings that have not been performing for at least three months, and nonaccruing loans. Home Federal's nonperforming loans consisted primarily of troubled debt restructurings. The ratio of nonperforming loans to total loans was 0.64 percent at December 31, 2015, decreasing from 2.32 percent at December 31, 2014. The Association's ratio of nonperforming assets to total assets was a higher 1.17 percent at December 31, 2015, decreasing from 2.15 percent at December 31, 2014.

Two other indicators of asset quality are the Association's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Association's allowance for loan losses was 2.32 percent of loans at December 31, 2014, and decreased to 1.65 percent at

Income and Expense (cont.)

December 31, 2015. As a percentage of nonperforming loans, Home Federal's allowance for loan losses to nonperforming loans was 68.38 percent at December 31, 2014, and was a higher 255.42 percent at December 31, 2015.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the 2015. For the year ended December 31, 2015, net interest income decreased $141,000, due to a decrease in interest income of $78,000, accented by a $63,000 increase in interest expense. The decrease in interest income was due to a decrease due to rate of $166,000 reduced by an increase due to volume of $88,000. The increase in interest expense was due to a $36,000 increase due to rate, accented by a $25,000 increase due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2014 and 2015, and at December 31, 2015, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Home Federal's weighted average yield on its loan portfolio decreased 16 basis points from fiscal year 2014 to 2015, from 4.83 percent to 4.57 percent and then decreased 23 basis points to 4.34 percent at December 31, 2015. The yield on investment securities decreased 46 basis points from 1.92 percent in 2014 to 1.46 percent in fiscal year 2015, and then decreased to 1.45 percent at December 31, 2015. The yield on other interest-earning assets increased 18 basis points from fiscal year 2014 to 2015, from 0.06 percent to 0.24 percent, and then increased 23 basis points to 0.47 percent at December 31, 2015. The combined weighted average yield on all interest-earning assets increased 3 basis points to 3.79 percent, from fiscal year 2014 to 2015 and then decreased 9 basis to 3.70 percent at December 31, 2015.

Home Federal's weighted average cost of interest-bearing liabilities increased 4 basis points to 1.47 percent from fiscal year 2014 to 2015, which was greater than the Association's 3 basis point increase in yield, resulting in a decrease in the Association's net interest rate spread of 1 basis point from 2.33 percent to 2.32 percent from 2014 to 2015. Then the Association's interest rate spread decreased 17 basis points to 2.15 percent at December 31, 2015. The Association's net interest margin decreased from 2.54 percent in fiscal year 2014 to 2.46 percent in fiscal year 2015, representing a decrease of 8 basis points.

The Association's ratio of average interest-earning assets to interest-bearing liabilities decreased from 117.34 percent for the year ended December 31, 2014, to 110.96 percent for the year ended December 31, 2015, and then increased to 111.73 percent at December 31, 2015.

INTEREST RATE SENSITIVITY

Home Federal has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of interest rate risk exposure by maintaining a higher share of adjustable-rate residential mortgage loans and construction loans, and modest shares of commercial real estate and multi family loans and consumer loans to offset its higher share of fixed-rate residential mortgage loans. Home Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and economic value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in economic value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Home Federal has responded to the interest rate sensitivity issue by increasing its shares of adjustable-rate one to four family loans and controlling its fixed-rate one- to four-family loans.

The Association measures its interest rate risk through the use of its net portfolio value of equity ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Association is calculated on a quarterly basis by an outside firm, showing the Association's NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Association under rising and falling interest rates. Such changes in the NPV ratio under changing rates are reflective of the Association's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Association's NPV levels and ratios as of December 31, 2015, based on the most recent calculations and reflects the changes in the Association's NPV levels under rising and declining interest rates.

The Association's change in its NPV level at December 31, 2015, based on a rise in interest rates of 100 basis points was a 2.87 percent decrease, representing a dollar decrease in equity value of $421,000. In contrast, based on a decline in interest rates of 100 basis points, the Association's NPV level was estimated to decrease 7.17 percent or $1,053,000 at December 31, 2015. The Association's exposure increases to a 9.03 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $1,325,000. The Association's exposure is not reasonably measurable based on a 200 basis point decrease in interest rates, due to the currently low level of interest rates.

The Association's post shock NPV ratio based on a 200 basis point rise in interest rates is 14.01 percent and indicates a 45 basis point decrease from its 14.46 percent based on no change in interest rates.

The Association is aware of its interest rate risk exposure under rapidly rising rates and falling rates. Due to Home Federal's recognition of the need to control its interest rate exposure, the Association has pursued the origination of adjustable-rate loans. The Association plans to increase its lending activity in the future and continue to maintain a moderate share of adjustable-rate loans. The Association will also continue to focus on strengthening its NPV ratio, recognizing the planned conversion and stock offering will strengthen the Association's equity level and NPV ratio, based on any change in interest rates.

LENDING ACTIVITIES

Home Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate and multi-family loans, construction loans, consumer loans and commercial business loans. Exhibit 12 provides a summary of Home Federal's loan portfolio by loan type at December 31, 2014 and 2015.

The primary loan type for Home Federal has been residential loans secured by one- to four-family dwellings, representing a moderate 74.8 percent of the Association's gross loans as of December 31, 2015. This share of loans has seen a modest decrease from 85.7 percent at December 31, 2014. The second largest real estate loan type as of December 31, 2015, was combined commercial real estate and multi-family loans, which comprised a relatively strong 19.6 percent of gross loans at December 31, 2015, compared to 8.6 percent as of December 31, 2014. The third largest real estate loan type was construction loans, which comprised a modest 4.0 percent of gross loans at December 31, 2015, compared to a larger 4.4 percent at December 31, 2014. These three real estate loan categories represented a strong 98.3 percent of gross loans at December 31, 2015, compared to a similar 98.7 percent of gross loans at December 31, 2014.

Commercial loans represented a minimal size loan category for Home Federal. Commercial loans totaled $713,000 and represented 0.9 percent of gross loans at December 31, 2015, compared to a smaller 514,000 or 0.8 percent of gross loans at December 31, 2014.

The consumer loan category was the smallest loan category at December 31, 2015, and represented a modest $623,000 or 0.8 percent of gross loans compared to 0.5 percent at December 31, 2014. Consumer loans were also the smallest loan category at December 31, 2014. The Association's consumer loans include home equity loans, automobile and boat loans, savings account loans, and other secured and unsecured loans. The overall mix of loans has witnessed a moderate change from December 31, 2014, to December 31, 2015, with the Association having increased its share of commercial real estate and multi-family loans to offset its decrease in one- to four-family loans.

Lending Activities (cont.)

The emphasis of Home Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Madison and St. Clair Counties, Illinois. At December 31, 2015, 74.8 percent of Home Federal's gross loans consisted of loans secured by one- to four-family residential properties.

The Association offers two types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of five years and seven years. The interest rates on ARMs are generally indexed to the weekly average yield on U.S. Treasury rate securities adjusted to a constant maturity of one year. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and 6.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury securities rate. The Association normally retains all ARMs which it originates. The majority of ARMs have terms of up to 30 years, which is the maximum term offered, with some loans having terms of 15 and 20 years.

The Association's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Association to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Association's other key mortgage loan product is a fixed-rate mortgage loan with Home Federal's fixed-rate mortgage loans having terms of 15 years to 30 years with a focus on 15 years or less. Fixed-rate mortgage loans have a maximum term of 30 years. The Association's fixed-rate mortgage loans normally conform to FHLMC underwriting standards, which enables the Association to sell a portion of these loans in the secondary market in the future.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Home Federal, even though the Association is permitted to make loans up to a 90.0 percent loan-to-value ratio. While the

Association does make loans up to 90.0 percent of loan-to-value, the Association requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio for fixed-rate loans and adjustable-rate loans. Mortgage loans originated by the Association include due-on-sale clauses enabling the Association to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Association also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

Home Federal has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Association had a total of $14.9 million in commercial real estate and multi-family loans combined at December 31, 2015, or 19.6 percent of gross loans, compared to a smaller $8.6 million and a smaller 8.6 percent of gross loans at December 31, 2014.

The major portion of commercial real estate and multi-family loans are secured by apartment buildings, small retail establishments, office buildings, and other owner-occupied properties used for business. Most of the multi-family and commercial real estate loans are fully amortizing with an amortization period of 15 up to 20 years. The maximum loan-to-value ratio is normally 80.0 percent.

Home Federal is also an originator of construction loans, with these loans totaling $3.0 million at December 31, 2015, and representing 4.0 percent of gross loans. Construction loans have a normal term of 12 months and provide for interest only payments during the construction phase. Upon completion of construction, the construction loans convert to a longer-term permanent mortgage loan. Construction loans have a normal loan-to-value ratio of 80.0 percent.

The Association originates commercial business and industrial loans, which totaled $713,000 at December 31, 2015, and represented a modest 0.9 percent of gross loans. Commercial business loans normally have terms ranging from one year to seven years.

Lending Activities (cont.)

Commercial and industrial loans are generally secured by equipment, furniture and fixtures, inventory, accounts receivable or other business assets.

Home Federal is also an originator of consumer loans, with these loans totaling only $623,000 at December 31, 2015, and representing 0.8 percent of gross loans. Consumer loans primarily include home equity loans, automobile and boat loans, share loans, and other secured and unsecured loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Home Federal's fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At December 31, 2015, 30.8 percent of the Association's loans due after December 31, 2015, were adjustable- rate and 69.2 percent were fixed-rate. At December 31, 2015, the Association had 6.0 percent of its loans due on or before December 31, 2015, or in one year or less, with 16.6 percent due by December 31, 2020, or in one to five years. The Association had a moderate 26.8 percent of its loans with a maturity of more than 15 years.

As indicated in Exhibit 14, Home Federal experienced a strong increase in its commercial real estate and multi-family loan originations and total loan originations from fiscal year 2014 to 2015. Total loan originations in fiscal year 2014 were $9.3 million compared to a larger $19.5 million in fiscal year 2015, reflective of the higher level of commercial real estate and multi-family loans and one- to four-family loans originated, increasing from a combined $6.8 million to $16.5 million. The increase in commercial real estate and multi-family loan originations from 2014 to 2015 of $9.0 million represented 88.2 percent of the Association's $10.2 million aggregate increase in total loan originations from 2014 to 2015, with one- to four-family loans increasing $669,000. Construction loan originations decreased $172,000 from 2014 to 2015, consumer loans increased $669,000 from 2014 to 2015, and commercial business loans decreased $6,000.

Lending Activities (cont.)

Overall, loan originations and purchases exceeded loan sales, principal payments, charge-offs, loan repayments and other deductions in 2014 and in the year ended December 31, 2015, due to moderate activity in loan originations. In fiscal 2014, loan originations exceeded reductions by $954,000, impacted by $9.3 million in loans originations, and then exceeded reductions by $8.0 million in 2015, impacted by a stronger $19.5 million in loans originations sold in the year ended December 31, 2015.

NONPERFORMING ASSETS

Home Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been dealt with higher levels of nonperforming assets over the past years and were forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Home Federal has experienced a decrease in its level of nonperforming assets, with nonperforming assets decreasing moderately in 2014 and continuing in 2015.

Exhibit 15 provides a summary of Home Federal's delinquent loans at December 31, 2014 and 2015, indicating an overall decrease in the dollar amount of delinquent loans from December 31, 2014, to December 31, 2015. The Association had $537,000 in loans delinquent 30 to 89 days at December 31, 2015. Loans delinquent 90 days or more totaled $1,000 at December 31, 2015, with these two categories representing 0.71 percent of gross loans, with most of them one- to four-family real estate loans. At December 31, 2014, delinquent loans of 30 to 89 days totaled $994,000 or 1.46 percent of gross loans and loans delinquent 90 days or more totaled $162,000 or 0.24 percent of gross loans for a combined total of $1,156,000 and a share of 1.70 percent of gross loans, compared to a lower $538,000 and a lower 0.71 percent of gross loans at December 31, 2015.

It is normal procedure for Home Federal's board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and possibly commence foreclosure proceedings. When a loan is delinquent 30 days, the Association sends a default letter to the borrower giving the borrower 10 days to cure the delinquency. If the loan still remains delinquent following the 30-day letter, an additional letter is sent at approximately 45 days form the due date giving the borrower an additional 10 days to bring the loan current. If the loan is not made current by approximately 60 days from the due date, a demand letter is sent by regular and certified mail giving the borrower 30 days to cure the delinquency or foreclosure proceedings will begin. If the borrower fails to bring the loan current within 90 days form the due date or fails to make arrangements to make the loan current over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are instituted.

Exhibit 16 provides a summary of Home Federal's nonperforming assets at December 31, 2014 and 2015. Nonperforming assets, by definition, include loans 90 days or more past due, nonaccruing loans, troubled debt restructurings that have not performed, and repossessed assets. The Association carried a lower level of nonperforming assets at December 31, 2015, relative to December 31, 2014. Home Federal's level of nonperforming assets was $1,943,000 at December 31, 2014, and a lower $1,156,000 at December 31, 2015, which represented 2.15 percent of assets in 2014 and 1.17 percent in 2015. The Association's nonperforming assets included $1,046,000 in nonaccrual loans, $33,000 in loans 90 days or more past due, $499,000 in troubled debt restructurings and $365,000 in real estate owned for a total of $1,943,000 at December 31, 2014. At December 31, 2015, nonperforming assets were a lesser $1,156,000 or

Nonperforming Assets (cont.)

1.17 percent of assets and included $1,000 in loans 90 days or more past due, no nonaccrual loans, $488,000 in troubled debt restructurings and $667,000 in real estate owned.

Home Federal's levels of nonperforming assets were lower than its levels of classified assets. The Association's ratios of classified assets to assets, excluding special mention assets, were 4.28 percent of assets at December 31, 2014, and 1.90 percent at December 31, 2015 (reference Exhibit 17). The Association's classified assets consisted of $1,876,000 in substandard assets, with no assets classified as doubtful or loss at December 31, 2015.

Exhibit 18 shows Home Federal's allowance for loan losses at December 31, 2014 and 2015, indicating the activity and the resultant balances. Home Federal has witnessed a moderate increase in its balance of allowance for loan losses from $1,079,000 at December 31, 2014, to $1,249,000 at December 31, 2015, in response to its increase in loans. The Association had provisions for loan losses of $150,000 in fiscal 2014 and $268,000 in fiscal 2015.

The Association had total charge-offs of $491,000 in 2014 and $117,000 in 2015, with recoveries of $6,000 in 2013 and $19,000 in 2015. The Association's ratio of allowance for loan losses to gross loans was 1.58 percent at December 31, 2014, and a higher 1.64 percent at December 31, 2015, due to higher provisions. Allowance for loan losses to nonperforming loans was 68.38 percent at December 31, 2014 and a higher 255.4 percent at December 31, 2015.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government securities, U.S. government-sponsored enterprise obligations, including mortgage-backed securities. Exhibit 19 provides a summary of Home Federal's investment portfolio at December 31, 2014 and 2015, excluding FHLB stock and interest-bearing deposits. Investment securities totaled $11,772,000 at December 31, 2014, based on fair value, compared to $11,224,000 at December 31, 2015.

The Association also had cash and interest-bearing deposits totaling $9.1 million at December 31, 2015, and a larger $9.8 million at December 31, 2014. The Association had $837,000 in FHLB stock at December 31, 2015. The weighted average yield on investment securities was 1.46 percent for the year ended December 31, 2015.

DEPOSIT ACTIVITIES

The mix of average deposits by amount at December 31, 2014 and 2015, is provided in Exhibit 20. There has been a modest change in total deposits and a modest change in the deposit mix during this period. Total deposits have increased from $73.9 million at December 31, 2014, to $75.2 million at December 31, 2015, representing an increase of $1.3 million or 1.7 percent. The balance of certificates of deposit has increased from $53.4 million at December 31, 2014, to $55.3 million at December 31, 2015, representing an increase of $1.9 million or 3.6 percent, while savings, transaction and MMDA accounts have decreased $635,000 from $20.6 million at December 31, 2014, to $19.9 million at December 31, 2015 or 3.1 percent.

Exhibit 21 provides a breakdown of certificates of $100,000 or more by maturity as of December 31, 2015. A strong 47.1 percent of the Association's certificates of deposit of $100,000 or more mature in three years. The second largest category of certificates based on maturity was certificates maturing in one to three years, which represented 33.3 percent of certificates.

BORROWINGS

Home Federal has made regular use of FHLB advances (reference Exhibit 22) in each of the years ended December 31, 2014 and 2015. The Association had total FHLB advances of $9.0 million at December 31, 2015, with a weighted average cost of 4.40 percent during the period and a balance of an identical $9.0 million at December 31, 2014, with a weighted average cost of a similar 4.47 percent during the period.

SUBSIDIARIES

Home Federal has no wholly owned subsidiaries.

OFFICE PROPERTIES

Home Federal had two offices at December 31, 2015, with its home office located in Collinsville and a branch located in Maryville, Illinois (reference Exhibit 23). Home Federal owns its two offices. At December 31, 2015, the Association's total investment in fixed assets, based on depreciated cost, was $1.9 million or 1.91 percent of assets.

MANAGEMENT

The president and chief executive officer of Home Federal is Ronnie R. Shambaugh. Mr. Shambaugh has over 44 years of community banking experience. He was hired by Home Federal as chief financial officer and senior vice president in 2012 and appointed president, chief executive officer and director in 2013. Prior to serving with Home Federal, Mr. Shambaugh served in senior management and lending positions with other Illinois banks, including service as president and chief executive officer. He has a degree in business administration from Eureka College. Mr. Shambaugh is active in local community and business organizations. He offers the board extensive banking experience and knowledge of the local banking market. His position as president and chief executive officer provides a direct line of communication between senior management and the board.

Mr. David W. Gansner is executive vice president and chief loan officer of the Bank, positions he has held since 2014. Mr. Gansner has been a director of the Bank since 2014. Mr. Gansner is a commercial and residential lender with over 33 years of community banking experience. Mr. Gansner has a degree in business from Eastern Illinois University. His extensive lending experience offers the board additional knowledge of the commercial banking markets that Home Federal serves and seeks to serve in the future.

Ms. Cynthia T. Knebel is chief financial officer of the Bank. Ms. Knebel joined the Bank in 2013. She has over 44 years of experience in community bank management, operations, accounting and compliance. Ms. Knebel has attended the Graduate School of Banking of the University of Wisconsin-Madison, WI, and the Bank Operations and Management School in Dallas, TX. Ms. Knebel has experience in all facets of banking operations and has been active in community and business organizations.

II. DESCRIPTION OF PRIMARY MARKET AREA

Home Federal's market area is focused on Madison County, Illinois, as the Association has two offices in Madison County, its home office in Collinsville and a branch in Maryville, Illinois. The Association's primary retail market area is focused on Collinsville and Maryville, while the Association's lending market extends into the surrounding Madison and St. Clair Counties in Illinois. Exhibit 25 shows the trends in population, households and income for Madison County, St. Clair County, Illinois and the United States. The population trends indicate increases in Madison County, Illinois and the United States for the period from 2000 to 2010. Madison County's population increased by 4.0 percent, while population in St. Clair County increased by 5.5 percent, Illinois increased at a rate of 3.3 percent, and the United States' population increased by 9.7 percent during the same time period. Through 2019, population is projected to decrease minimally in Madison County and decrease by 2.0 percent in St. Clair County, while population in Illinois and the United States is projected to increase by 2.3 percent and 6.6 percent, respectively, through 2019.

More important is the trend in households. Madison County experienced a 6.0 percent increase in households from 2000 through 2010, compared to increases of 8.5 percent in St. Clair County, 5.3 percent in Illinois and 10.7 percent in the United States. Madison County is projected to decrease slightly in households from 2010 through 2019 by 0.2 percent, as is St. Clair County by 2.3 percent. The numbers of households in Illinois and the United States are projected to increase by 2.5 percent and 6.6 percent, respectively, through 2019.

Madison County had 2000 per capita income of $20,509, lower than Illinois at $23,104 and the United States at $22,162 but higher than St. Clair County at $18,932. Per capita income increased in all areas from 2000 to 2010. Madison County's per capita income increased to $25,717, St. Clair County's increased to $26,495, Illinois' increased to $28,424 and the United States' increased to $26,059. In 2000, median household income in Madison County was $41,541, lower than Illinois at $46,590 and the United States with a median household income $41,994 but higher than St. Clair County with $39,148 median household income. Median household income increased from 2000 to 2010 by 24.0 percent, 29.6 percent, 13.7 percent and

19.2 percent to $51,506, $50,728, $52,972 and $50,046 in Madison County, St. Clair County, Illinois and the United States, respectively. All areas are also projected to show increases in their median household income levels from 2010 through 2019. Madison County is projected to experience a median household income increase of 10.9 percent to $57,130, while St. Clair County, Illinois and the United States are projected to increase by 4.5 percent, 21.1 percent and 22.9 percent, respectively, to $53,033, $64,135 and $61,485 median household income, respectively, from 2010 to 2019.

Exhibit 26 provides a summary of key housing data for Madison and St. Clair Counties, Illinois and the United States. In 2000, Madison County had a higher rate of owner-occupancy of 73.8 percent, higher than St. Clair County at 67.0 percent, Illinois at 67.3 percent and the United States at 66.2 percent. As a result, Madison County supported a lower rate of renter-occupied housing of 26.2 percent, compared to 33.0 percent in St. Clair County, 32.7 percent in Illinois and 33.8 percent in the United States. In 2010, owner-occupied housing decreased slightly in Madison County to 72.6 percent, decreased in St. Clair County to 66.5 percent, increased in Illinois to 67.5 percent and decreased in the United States to 65.4 percent. Conversely, the renter-occupied rates increased slightly Madison County to 27.4 percent and increased in St. Clair County to 33.5 percent. Renter-occupied rates decreased slightly in Illinois to 32.5 percent and increased slightly in the United States to 34.6 percent.

Madison County's 2000 median housing value was a lower $77,200, compared to St. Clair County at a similar $77,700, Illinois at $130,800 and the United States at $119,600. The 2000 median rent of Madison County was $490, which was again lower than St. Clair County's median rent of $503, Illinois' median rent of $605 and the United States' median rent of $602. In 2010, median housing values had increased in Madison County to $128,100, in St. Clair County to $121,300, in Illinois to $198,500 and in the United States to $186,200. The 2010 median rent levels were $782, $802, $860 and $871 in Madison and St. Clair Counties, Illinois and the United States, respectively.

Description of Primary Market Area (cont.)

In 2000, the major source of employment for Madison County by industry group, based on share of employment, was the services industry at 47.0 percent. The services industry was also responsible for the majority of employment in St. Clair County, Illinois and the United States with 50.8 percent of jobs in St. Clair County, 45.5 percent of jobs in Illinois and 46.7 percent in the United States (reference Exhibit 27). The manufacturing industry was the second major employer in Madison County and Illinois at 16.1 percent and 16.0 percent, respectively, but was the third largest employer in St. Clair County at 11.2 percent and the United States at 14.1 percent The wholesale/retail trade group was the third major overall employer in Madison County and Illinois at 14.9 percent and 14.8 percent, respectively, and the wholesale/retail trade group was the second major overall employer in St. Clair County with 14.8 percent of employment and in the United States with 15.3 percent of employment. The agriculture/mining group, construction group, transportation/ utilities, information and finance/insurance/real estate group combined to provide 22.0 percent of employment in Madison County, 23.2 percent of employment in St. Clair County, 23.7 percent of employment in Illinois and 23.9 percent in the United States.

In 2010, the services industry, wholesale/retail trade industry, and manufacturing industry provided the first, second and third highest levels of employment, respectively, for Madison and St. Counties and Illinois. The services industry accounted for 52.0 percent, 58.3 percent, 51.7 percent and 51.2 percent in Madison County, St. Clair County, Illinois and the United States, respectively. The wholesale/retail trade industry provided for 14.1 percent, 12.6 percent, 14.2 percent and 14.8 percent in Madison and St. Clair Counties, Illinois and the United States, respectively. The manufacturing group provided 12.9 percent, 8.5 percent, 12.7 percent, and 14.8 percent of employment in Madison and St. Clair Counties, Illinois and the United States, respectively.

Description of Primary Market Area (cont.)

Some of the largest employers in Madison County are:

Name of Company	Description	Number of Employees
Granite City Works Div. Of U.S. Steel	Flat Rolled Steel	3,000
American Steel Foundries	Railroad Side Frames	1,000
Gateway Regional Medical Center	Healthcare	917
Buske Line	Transportation & Warehousing	500
Kraft Foods/Capri Sun	Fruit Drinks	400
GENCO Distribution Systems	Distribution/Logistics/ Warehousing	240
Riechmann Transport	Transportation	200

Some of the largest employers in St. Clair County are:

Name of Company	Description	Number of Employees
Scott Air Force Base	Military	14,000
Memorial Hospital	Health Care	2,400
St. Elizabeth Hospital	Health Care	1,300
Southwestern Illinois College	Education	1,200
Jet Aviation (General Dynamics)	Aircraft repair/modifications	900
St. Clair County	County Government	834
East St. Louis School District 189	Education	800
Southern IL Healthcare Fdn.	Health Care	631
Casino Queen	Leisure/Hospitality	600
Belleville School District 118	Education	575
Cahokia School District 187	Education	565
Allsup	Disability Claims Services	510
Belleville School District 201	Education	500
O'Fallon School District 90	Education	466
City of Belleville	City Government	440
Metro East Industries	Railcar & Locomotive Repair	400
Union Pacific Railroad	Railroad	390
Alton & Southern Railway	Railroad	350
Regions Bank	Financial Services	300

The unemployment rate is another key economic indicator. Exhibit 28 shows the unemployment rates in Madison and St. Clair Counties, Illinois and the United States in 2011 through November of 2015. Madison County has been characterized by lower unemployment rates compared to Illinois, until 2014, when its unemployment rate equaled Illinois' unemployment rate, then through November of 2015, Madison County's unemployment rate became higher than both state and national rates. St. Clair County's unemployment rates have consistently been higher than Madison County's, Illinois' and those of the United States. In 2011, Madison County had an unemployment rate of 8.9 percent, compared to unemployment rates of 9.8 percent in St. Clair County, 9.7 percent in Illinois and 8.9 percent in the United States. Madison County's unemployment rate decreased slightly in 2012, as did those of St. Clair County, Illinois and the United States to 8.8 percent, 9.6 percent, 9.0 percent and 8.1 percent, respectively. In 2013, Madison County's rate of unemployment increased slightly to 8.9 percent as did St. Clair County's to 9.9 percent, while Illinois' unemployment rate increased to 9.1 percent, and the unemployment rate in the United States decreased to 7.4 percent. In 2014, Madison County's rate of unemployment decreased to 7.1 percent compared to a decrease to 7.9 percent in St. Clair County, to 7.1 percent in Illinois and to 6.2 percent in the United States. Through November of 2015, unemployment rates were again lower at 6.7 percent, 7.2 percent, 5.8 percent, and 4.8 percent in Madison and St. Clair Counties, Illinois and the United States, respectively.

Exhibit 29 provides deposit data for banks and thrifts in Madison County, the only county in which Home Federal had branches. Home Federal's deposit base in Madison County was approximately $75.8 million or a 39.3 percent share of the $192.7 million total thrift deposits and a 1.6 percent share of the total deposits, which were approximately $4.7 billion as of June 30, 2015. The market area is dominated by banks, with bank deposits accounting for approximately 95.9 percent of deposits at June 30, 2015.

Exhibit 30 provides interest rate data for each quarter for the years 2010 through 2015. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2010 and 2011, a slightly rising trend in 2012, and stable in 2013, with Thirty-Year Treasury rate rising in 2013, decreasing in 2014 and then rising in the fourth quarter of 2015.

SUMMARY

In summary, population increased by 4.0 percent in Madison County from 2000 to 2010, and the number of households also increased. The 2010 per capita income and median household income levels in Madison County were below state and national levels. Also, Madison County's unemployment rates have been higher than national rates but lower than state rates until 2014 and are now higher than the state rate. According to the 2010 Census, median housing values were $125,100, $198,500, and $186,200 for Madison County, Illinois and the United States, respectively.

The Corporation held deposits of approximately 39.3 percent of all thrift deposits in the market area as of June 30, 2015, which represented only a 1.6 percent share of the total deposit base of $4.7 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Midwest region and in Illinois.

Exhibits 31 and 32 present Share Data and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 166 publicly traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 31 and 32 also subclassify all thrifts by region, including the 53 publicly traded Midwest thrifts ("Midwest thrifts") and the 14 publicly traded thrifts in Illinois ("Illinois thrifts"), and by trading exchange. Exhibit 31 presents prices, pricing ratios and price trends for all publicly traded FDIC-insured thrifts.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of the Corporation as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of the Corporation's basic operation.

Introduction (cont.)

The general parameter requirements for the selection of the peer group candidates included a maximum asset size limit of $800 million, a trading exchange requirement that each candidate be traded on one of the two major stock exchanges, the New York Stock Exchange or the NASDAQ, a geographic parameter that eliminates potential candidates located in the Southwest and West, a merger and acquisition parameter that eliminates any potential candidate that is involved in a merger and acquisition transaction, and a recent conversion parameter that eliminates any institution that has not been converted from mutual to stock for at least four quarters or prior to December 31, 2015. Due to the general parameter requirement related to trading on NASDAQ or the New York Stock Exchange, the size of the peer group institutions results in larger institutions.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

Due to lack of comparability, there are no mutual holding companies included as potential comparable group candidates.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition as the seller at December 31, 2015, due to the price impact of such a pending transaction. There were no thrift institutions that were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Merger/Acquisition (cont.)

There are no pending merger/acquisition transactions involving thrift institutions that were potential comparable group candidates in the Corporation's city, county or market area as indicated in Exhibit 34.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the two major stock exchanges, the New York Stock Exchange or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 166 publicly traded, FDIC-insured savings institutions, excluding mutual holding companies, 8 are traded on the New York Stock Exchange and 102 are traded on NASDAQ. There were an additional 21 traded over the counter and 35 institutions are listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to December 31, 2015, in order to insure at least four consecutive quarters of reported data as a publicly traded institution. The resulting parameter is a required IPO date prior to December 31, 2014.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to the Corporation, including the Southwest and West regions.

The geographic location parameter consists of the Midwest, North Central, Southeast and Northeast regions for a total of fifteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $800 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to the Corporation, with assets of approximately $99 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 35 and 36 show the 37 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 35. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from the Corporation with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from the Corporation. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Association's ratio of cash and investments to assets, excluding mortgage-backed securities, was 10.2 percent at December 31, 2015, and reflects the Association's share of cash and investments lower than the national and state averages of 14.3 percent and 22.2 percent, respectively. The Association's investments have consisted of interest-bearing deposits and federal agency securities.

Asset Size (cont.)

For its three most recent fiscal years ended December 31, 2015, the Association's average ratio of cash and investments to assets was a lower 8.50 percent, ranging from a low of 3.47 percent in 2013 to high of 11.92 percent in 2014.

The parameter range for cash and investments is has been defined as 35.0 percent or less of assets, with a midpoint of 17.5 percent.

Mortgage-Backed Securities to Assets

At December 31, 2015, the Association's ratio of mortgage-backed securities to assets was 10.4 percent, modestly higher than the national average of 8.3 percent and the regional average of 8.4 percent for publicly traded thrifts. The Association's three most recent fiscal year average is a higher 15.1 percent, also higher than industry averages.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 35.0 percent or less of assets and a midpoint of 17.5 percent.

One- to Four-Family Loans to Assets

The Association's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, excluding construction loans and including home equity loans, represented 59.9 percent of the Association's assets at December 31, 2015, which is lower than its ratio of 64.8 percent at December 31, 2014,

One- to Four-Family Loans to Assets (cont.)

and lower than its ratio of 64.7 percent at December 31, 2013. The parameter for this characteristic is 70.00 percent of assets or less in one- to four-family loans with a midpoint of 35.00 percent.

Total Net Loans to Assets

At December 31, 2015, the Association had a 75.3 percent ratio of total net loans to assets and a lower three fiscal year average of 72.2 percent, compared to the national average of 70.1 percent and the regional average of 67.8 percent for publicly traded thrifts. The Association's ratio of total net loans to assets changed from 68.6 percent of total assets at December 31, 2013, to 72.6 percent at December 31, 2014, to 75.3 percent at December 31, 2015.

The parameter for the selection of the comparable group is from 40.0 percent to 90.0 percent with a midpoint of 65.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to the Association.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, the Association's shares of mortgage-backed securities to assets and total net loans to assets were 10.4 percent and 75.3 percent, respectively, for a combined share of 85.7 percent. Recognizing the industry and regional ratios of 78.4 percent and 76.2 percent, respectively, the parameter range for the comparable group in this category is 60.0 percent to 90.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

The Association had borrowed funds of $9.0 million or 9.12 percent of assets at December 31, 2015, which is slightly higher than current industry average of 8.26 percent.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds has decreased in recent years, due to much lower rates paid on deposits. Additionally, many thrifts are not aggressively seeking deposits, since quality lending opportunities have diminished in the current economic environment.

The parameter range of borrowed funds to assets is 20.0 percent or less with a midpoint of 10.0 percent.

Equity to Assets

The Association's equity to assets ratio was 7.0 percent at December 31, 2015, 8.4 percent at December 31, 2014, and 9.8 percent at December 31, 2013, averaging 8.4 percent for the three fiscal years ended December 31, 2015. The Association's equity decreased in three of the past four fiscal periods from December 31, 2012, to December 31, 2015. After conversion, based on the midpoint value of $6.5 million, with 86.3 percent of the net proceeds of the public offering going to the Association, its equity is projected to increase to 10.46 percent of assets, with the Corporation's equity at 10.87 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 20.0 percent with a midpoint ratio of 13.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 36 presents five parameters identified as key indicators of the Association's earnings performance and the basis for such performance both historically and during the year ended December 31, 2015. The primary performance indicator is the Association's core return on average assets (ROAA). The second performance indicator is the Association's core return on average equity (ROAE). To measure the Association's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Association is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Association's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the year ended December 31, 2015, the Association's core ROAA was (0.58) percent based on a core loss after taxes of $549,000, as detailed in Item I of this Report. The net ROAA for the year ended December 31, 2015, was (0.74) percent. The Association's ROAA in its prior two fiscal years of 2013 to 2014, was 0.0.6 percent and (0.07) percent, respectively, with a three fiscal year average ROAA of (0.25) percent.

Considering the historical and current earnings performance of the Association, as well as the industry, the range for the ROAA parameter based on core income has been defined as 1.50 percent or less with a midpoint of 0.75 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Association's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The Association's core ROAE for the year ended December 31, 2015, was (7.58) percent based on its core loss. In its most recent three fiscal years, the Association's average ROAE was (3.20) percent, from a low of (9.56) percent in 2015 to a high of 0.64 percent in 2013.

The parameter range for ROAE for the comparable group, based on core income, is 10.00 percent or less with a midpoint of 5.00 percent.

Net Interest Margin

The Association had a net interest margin of 2.42 percent for the year ended December 31, 2015, representing net interest income as a percentage of average interest-earning assets. The Association's net interest margin levels in its two prior fiscal years of 2013 and 2014 were 3.05 percent and 2.58 percent, respectively, averaging 2.68 percent.

The parameter range for the selection of the comparable group is from a low of 2.00 percent to a high of 5.25 percent with a midpoint of 3.63 percent.

Operating Expenses to Assets

For the year ended December 31, 2015, the Association had a 2.87 percent ratio of operating expense to average assets. In its two prior fiscal years of 2013 to 2014, the Association's expense ratio averaged 2.84 percent, from a low of 2.57 percent in fiscal year 2013 to a high of 3.09 percent in fiscal year 2014.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 5.25 percent with a midpoint of 3.63 percent.

Noninterest Income to Assets

Compared to publicly traded thrifts, the Association has experienced an average level of noninterest income as a source of additional income. The Association's ratio of noninterest income to average assets was 0.10 percent for the year ended December 31, 2015. For its prior two fiscal years ended December 31, 2013, and 2014, the Association's ratio of noninterest income to average assets was 0.24 percent and 0.68 percent, respectively, for a three-year average of 0.34 percent.

The range for this parameter for the selection of the comparable group is 1.30 percent of average assets or less, with a midpoint of 0.65 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 36. The purpose of these parameters is to insure

Introduction (cont.)

that any thrift institution in the comparable group has an asset quality position similar to that of the Association. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

The Association's ratio of nonperforming assets to assets was 0.68 percent at December 31, 2015, which was lower than the national average of 1.17 percent for publicly traded thrifts and the average of 1.30 percent for Midwest thrifts. The Association's ratio of nonperforming assets to total assets averaged 1.35 for its most recent three fiscal years ended December 31, 2015, from a high of 1.83 percent at December 31, 2013, to a low of 0.68 percent at December 31, 2015.

The comparable group parameter for nonperforming assets is 5.00 percent or less of total assets, with a midpoint of 2.50 percent.

Repossessed Assets to Assets

The Association had repossessed assets of $667,000 at December 31, 2015, representing a ratio to total assets of 0.68 percent, following ratios of repossessed assets to total assets of 0.16 percent and 0.40 percent at December 31, 2014, and December 31, 2013, respectively. National and regional averages were 0.29 percent and 0.35 percent, respectively, for publicly traded thrift institutions.

The range for the repossessed assets to total assets parameter is 1.30 percent of assets or less with a midpoint of 0.65 percent.

Loans Loss Reserves to Assets

The Association had an allowance for loan losses of $1,415,000, representing a loan loss allowance to total assets ratio of 1.27 percent at December 31, 2015, which was higher than its 1.18 percent ratio at December 31, 2014, and lower than its 1.48 percent ratio at December 31, 2013.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 37, 38 and 39. The comparable group institutions range in size from $306.2 million to $773.9 million with an average asset size of $459.9 million and have an average of 9.0 offices per institution. Two of the comparable group institutions are in Michigan, with two also in Ohio and Maryland, and one each in Kentucky, New York, Illinois and Minnesota, and all ten are traded on NASDAQ.

The comparable group institutions as a unit have a ratio of equity to assets of 12.4 percent, which is 1.5 percent higher than all publicly traded thrift institutions in the United States; and for the most recent four quarters indicated a core return on average assets of 0.75 percent, similar to all publicly traded thrifts at 0.71 percent and higher than the publicly traded Illinois thrifts at 0.51 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of the Association to all publicly traded thrifts, to publicly traded thrifts in the Midwest region and to Illinois thrifts, as well as to the ten institutions constituting the Association's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 40 through 45.

As presented in Exhibits 40 and 41, at December 31, 2015, the Association's total equity of 6.96 percent of assets was lower than the comparable group at 12.43 percent, all thrifts at 12.25 percent, Midwest thrifts at 12.03 percent and Illinois thrifts at 11.17 percent. The Association had a 75.31 percent share of net loans in its asset mix, slightly higher than the comparable group at 73.18 percent, all thrifts at 70.10 percent and Midwest thrifts at 67.82 percent and higher than Illinois thrifts at 63.37 percent. The Association's share of net loans, higher than industry averages, is primarily the result of its lower 10.23 percent share of cash and investments with a higher 10.37 percent share of mortgage-backed securities. The comparable group had a higher 13.40 percent share of cash and investments and a lower 7.03 percent share of mortgage-backed securities. All thrifts had an 8.26 percent of assets in mortgage-backed securities and 14.31 percent in cash and investments. The Association's 81.10 percent share of deposits was higher than the comparable group, all thrifts, Midwest thrifts but lower than Illinois thrifts, reflecting the Association's higher share of borrowed funds of 9.12 percent and lower share of equity of 6.96 percent. As ratios to assets, the comparable group had deposits of 79.08 percent and borrowings of 7.94 percent. All thrifts averaged a 76.34 percent share of deposits and 10.16 percent of borrowed funds, while Midwest thrifts had a 78.11 percent share of deposits and an 8.98 percent share of borrowed funds. Illinois thrifts averaged a 83.44 percent share of deposits and a 4.71 percent share of borrowed funds. The Association had no goodwill and intangible assets, compared to 0.64 percent for the comparable group, 0.58 percent for all thrifts, 0.53 percent for Midwest thrifts and 0.30 percent for Illinois thrifts.

Operating performance indicators are summarized in Exhibits 42, 43 and 44 and provide a synopsis of key sources of income and key expense items for the Association in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 44, for the year ended December 31, 2015, the Association had a lower yield on average interest-earning assets relative to the comparable group, all thrifts and Midwest thrifts and similar to Illinois thrifts. The Association's yield on interest-earning assets was 3.73 percent compared to the comparable group at 4.23 percent, all thrifts at 3.88 percent, Midwest thrifts at 3.79 percent and similar to Illinois thrifts at 3.74 percent.

The Association's cost of funds for the year ended December 31, 2015, was higher than the comparable group, Midwest thrifts and Illinois thrifts and lower than all thrifts. The Association had an average cost of interest-bearing liabilities of 1.47 percent compared to 0.81 percent for the comparable group, 0.84 percent for all thrifts, 0.69 percent for Midwest thrifts and 0.53 percent for Illinois thrifts. The Association's yield on interest-earning assets and interest cost of funds resulted in a net interest spread of 2.26 percent, which was lower than the comparable group at 3.42 percent, all thrifts at 3.04 percent, Midwest thrifts at 3.10 percent and Illinois thrifts at 3.21 percent. The Association generated a net interest margin of 2.42 percent for the year ended December 31, 2015, based on its ratio of net interest income to average interest-earning assets, which was lower than the comparable group ratio of 3.58 percent. All thrifts averaged a higher 3.17 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.23 percent; and Illinois thrifts averaged a higher 3.31 percent.

The Association's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 43. The Association had $268,000 in provision for loan losses during the year ended December 31, 2015, representing 0.28 percent of average assets. The average provision for loan losses for the comparable group was 0.09 percent, with all thrifts at 0.05 percent, Midwest thrifts at 0.05 percent and Illinois thrifts at 0.05 percent.

Analysis of Financial Performance (cont.)

The Association's total noninterest income was $96,000 or 0.10 percent of average assets for the year ended December 31, 2015. Such a ratio of noninterest income to average assets was lower than the comparable group at 0.76 percent, and lower than all thrifts at 0.99 percent, Midwest thrifts at 1.35 percent and lower than Illinois thrifts at 0.83 percent. For the year ended December 31, 2015, the Association's operating expense ratio was 2.87 percent of average assets, lower than the comparable group at 3.12 percent, all thrifts at 3.17 percent and Midwest thrifts at 3.46 percent, and Illinois thrifts at 3.19 percent.

The overall impact of the Association's income and expense ratios is reflected in its net income and return on assets. For the year ended December 31, 2015, the Association had a net ROAA of (0.74) and core ROAA of (0.58) percent. For its most recent four quarters, the comparable group had a higher net ROAA of 0.75 percent and a core ROAA of 0.75 percent. All publicly traded thrifts averaged a higher net ROAA of 0.72 percent and 0.71 percent core ROAA, with Midwest thrifts a 0.74 percent net ROAA and a 0.73 percent core ROAA. The twelve month net and core ROAA for the 14 Illinois thrifts was 0.56 percent and 0.51 percent, respectively.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Home Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Association, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings due to provisions for loan losses, the balance of current and historical nonperforming assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Association's respective net and core earnings for the year ended December 31, 2015, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Association has experienced decreases in its assets, loans and deposits in three of the past four fiscal years with increases experienced for each category in 2015. The Association has experienced losses in four of the past five fiscal years and has focused on reducing its balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any charge-offs. Historically, the Association has closely monitored its yields and costs, resulting in a net interest margin, which has been historically lower than industry averages due to its lower yield on earning assets and higher cost of funds, due to its higher cost of borrowed funds, with the trend experiencing a decrease over the past two years, and its 2.42 percent net interest margin for the year ended December 31, 2015, was lower than the industry average of 3.17 percent and lower than the comparable group average of 3.58 percent. During its past two fiscal years, Home Federal's ratio of interest expense to interest-bearing liabilities has decreased modestly from 1.55 percent in fiscal year 2013 to 1.43 percent in 2014. The Association's ratio then decreased to 1.25 percent for the year ended December 31, 2015, which was higher than the average of 0.61 percent for the comparable group and higher than the average of 0.57 percent for all thrifts. Following the conversion, the Association will continue to control its operating expenses, strive to increase its net interest margin, strive to increase its noninterest income, gradually increase its net income, increase its return on assets, continue to control its balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Association has experienced a strong increase in origination activity from fiscal year 2014 to 2015. Total loan originations in fiscal year 2014 were $9.3 million with a net loan change of an increase of $954,000. Gross loan originations were a much higher $19.5 million in fiscal year 2015, with no loan purchases. This higher level of originations resulted in a net increase in loans of $8.0 million in 2015, noticeably higher than the $954,000 increase in 2014.

From December 31, 2014, to December 31, 2015, commercial real estate loans, construction loans, commercial business loans, multi-family loans and consumer loans experienced increases, while one- to four-family loans experienced a decrease in its balance. Commercial real estate loans indicated a dollar increase of $9.0 million or 154.0 percent, rising from $5.9 million to $14.9 million from December 31, 2014, to December 31, 2015. One- to four-family loans decreased by $1.5 million or 2.5 percent, from December 31, 2014, to December 31, 2015. Commercial business loans increased by $199,000 or 38.7 percent from

December 31, 2014, to December 31, 2015. Other individual changes were construction loans, which increased $54,000 or 1.8 percent, and consumer loans, which increased $242,000 or 63.5 percent. Overall, the Association's lending activities resulted in a total loan increase of $8.9 million or 13.6 percent and a net loan increase of $8.0 million or 11.8 percent from December 31, 2014, to December 31, 2015.

The impact of Home Federal's primary lending efforts has been to generate a yield on average interest-earning assets of 3.73 percent for the year ended December 31, 2015, compared to a higher 4.23 percent for the comparable group, 3.88 percent for all thrifts and 3.79 percent for Midwest thrifts. The Association's ratio of interest income to average assets was 3.56 percent for the year ended December 31, 2015, lower than the comparable group at 3.97 percent, all thrifts at 3.75 percent and Midwest thrifts at 3.65 percent, reflecting the Association's previously lower share of loans.

Home Federal's 1.25 percent cost of interest-bearing liabilities for the year ended December 31, 2015, was higher than the comparable group at 0.61 percent, higher than all thrifts at 0.57 percent and higher than Midwest thrifts at 0.53 percent and Illinois thrifts at 0.47 percent. The Association's resulting net interest spread of 3.21 percent for the year ended December 31, 2015, was lower the comparable group at 3.42 percent and lower than all thrifts at 3.04 percent, Midwest thrifts at 3.10 percent and Illinois thrifts at 3.21 percent. The Association's net interest margin of 2.42 percent, based on average interest-earning assets for the year ended December 31, 2015, was lower than the comparable group at 3.17 percent, lower than all thrifts at 3.17 percent, Midwest thrifts at 3.23 percent and Illinois thrifts at 3.31 percent.

The Association's ratio of noninterest income to average assets was 0.10 percent for the year ended December 31, 2015, which was lower than the comparable group at 0.76 percent, lower than all thrifts at 0.87 percent and Midwest thrifts at 0.98 percent.

Earnings Performance (cont.)

The Association's operating expenses were lower than the comparable group, all thrifts, Midwest thrifts and Illinois thrifts. For the year ended December 31, 2015, Home Federal had an operating expenses to assets ratio of 2.87 percent compared to 3.12 percent for the comparable group, 3.06 percent for all thrifts, 3.11 percent for Midwest thrifts and 3.19 percent for Illinois thrifts.

For the year ended December 31, 2015, Home Federal generated a lower ratio of noninterest income, a lower ratio of noninterest expenses and a lower net interest margin relative to its comparable group. The Association had a 0.28 percent provision for loan losses during the year ended December 31, 2015, compared to the comparable group at 0.09 percent of assets, all thrifts at 0.05 percent and Midwest thrifts at 0.05 percent. The Association's allowance for loan losses to total loans of 1.65 percent was higher than the comparable group and higher than all thrifts. The Association's 187.0 percent ratio of reserves to nonperforming assets was also higher than the comparable group at 90.3 percent and higher than all thrifts at 108.7 percent.

As a result of its operations, the Association's net and core income for the year ended December 31, 2015, were lower than the comparable group. Based on net earnings, the Association had a return on average assets of (0.74) percent for the year ended December 31, 2015, and a return on average assets of (1.33) percent and 0.60 percent in fiscal years 2014 and 2013, respectively. The Association's core return on average assets was (0.58) percent for the year ended December 31, 2015, as detailed in Exhibit 7. For their most recent four quarters, the comparable group had a higher net ROAA of 0.75 percent and a higher core ROAA of 0.75 percent, while all thrifts indicated a higher net ROAA and higher core ROAA of 0.72 percent and 0.71 percent, respectively. Midwest thrifts indicated a net ROAA of 0.74 percent and a core ROAA of 0.73 percent.

Following its conversion, Home Federal's earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its net interest income, noninterest income, overhead expenses and its asset quality and its future needs for provisions for loan losses. Earnings are projected to represent a more favorable 0.09 percent by 2017, with negative earnings in 2016, impacted by the elimination of the defined benefit plan. The Association's ratio of noninterest income to average assets decreased from fiscal 2014 to 2015. The decrease in noninterest income in fiscal 2015 was due to the Association's gains in 2014. Overhead expenses indicated a modest decrease overall during the past two fiscal years.

In recognition of the foregoing earnings related factors, considering Home Federal's historical and current performance measures, as well as Business Plan projections, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

In summary, population increased by 4.0 percent in Madison County from 2000 to 2010, and the number of households also increased. The 2010 per capita income and median household income levels in Madison County were below state and national levels. Also, Madison County's unemployment rates have been higher than national rates but lower than state rates until 2014 and are now higher than the state rate. According to the 2010 Census, median housing values were $125,100, $198,500, and $186,200 for Madison County, Illinois and the United States, respectively.

The Corporation held deposits of approximately 39.3 percent of all thrift deposits in the market area as of June 30, 2015, which represented only a 1.6 percent share of the total deposit base of $4.7 billion.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Association's market area.

FINANCIAL CONDITION

The financial condition of Home Federal is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 22, and is compared to the comparable group in Exhibits 39, 40, and 41. The Association's ratio of total equity to total assets was 6.96 percent at December 31, 2015, which was moderately lower than the comparable group at 12.43 percent, all thrifts at 12.25 percent and Midwest thrifts at 12.03 percent. Based on the conversion completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to 10.87 percent and the Association's pro forma equity to assets ratio will increase to 9.18 percent, recognizing the cost of the elimination of the defined benefit plan.

The Association's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Home Federal had a higher 75.3 percent ratio of net loans to total assets at December 31, 2015, compared to the comparable group at 73.2 percent. All thrifts indicated a lower 70.1 percent, as did Midwest thrifts at 67.8 percent. The Association's 10.2 percent share of cash and investments was lower than the comparable group at 13.4 percent, while all thrifts were at 14.3 percent and Midwest thrifts were at 16.0 percent. Home Federal's 10.4 percent of mortgage-backed securities was moderately higher than the comparable group at 7.0 percent and higher than all thrifts at 8.3 percent and Midwest thrifts at 8.4 percent.

The Association's 81.1 percent ratio of deposits to total assets was higher than the comparable group at 79.1 percent, higher than all thrifts at 76.3 percent and higher than Midwest thrifts at 78.1 percent. Home Federal's higher ratio of deposits was due to its lower share of equity. Home Federal had a lower equity to asset ratio of 7.0 percent, compared to the comparable group at 12.4 percent of total assets, with all thrifts at 12.3 percent and Midwest thrifts at 12.0 percent. Home Federal had a higher share of borrowed funds to assets of 9.12 percent at December 31, 2015, modestly above the comparable group at 7.94 percent and lower than all thrifts at 10.16 percent and higher than Midwest thrifts at 8.98 percent. In fiscal year 2015, total deposits increased by $8.9 million or 12.6 percent and increased from $71.1 million to $80.0 million. During fiscal year 2014, Home Federal's deposits decreased by $3.4 million or 4.6 percent from $74.5 million to $71.1 million.

Financial Condition (cont.)

Home Federal had no assets in combined goodwill and intangible assets and had a higher share of repossessed real estate at December 31, 2015. The Association had repossessed real estate of $667,000 or 0.68 percent of assets at December 31, 2015. This compares to ratios of 0.64 percent for goodwill and intangible assets and 0.28 percent for real estate owned, for the comparable group. All thrifts had a goodwill and intangible assets ratio of 0.58 percent and a real estate owned ratio of 0.29 percent.

The financial condition of Home Federal is impacted by its lower than average balance of nonperforming assets of $668,000 or 0.68 percent of total assets at December 31, 2015, compared to a lower 1.38 percent for the comparable group, 1.17 percent for all thrifts, 1.30 percent for Midwest thrifts and a higher 1.54 percent for Illinois thrifts. The Association's ratio of nonperforming assets to total assets was 1.83 percent at December 31, 2013, and 1.55 percent at December 31, 2014.

At December 31, 2015, Home Federal had $1,249,000 of allowances for loan losses, which represented 1.27 percent of assets and 1.65 percent of total loans. The comparable group indicated lower allowance ratios, relative to assets and loans, equal to 1.09 percent of assets and 1.39 percent of total loans, while all thrifts had allowances relative to assets and loans that averaged a lower 0.86 percent of assets and a lower 1.20 percent of total loans. Also of major importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Home Federal's $1,249,000 of allowances for loan losses, represented a higher 186.98 percent of nonperforming assets at December 31, 2015, compared to the comparable group's 90.3 percent, with all thrifts at 108.7 percent, Midwest thrifts at a higher 98.9 percent and Illinois thrifts at a lower 78.3 percent. Home Federal's ratio of net charge-offs to average total loans was 0.14 percent for the year ended December 31, 2015, compared to a lower 0.03 percent for the comparable group, 0.09 percent for all thrifts and 0.16 percent for Midwest thrifts.

Financial Condition (cont.)

Home Federal has a modest level of interest rate risk. The change in the Association's NPV level at December 31, 2015, reflecting the most current information available, based on a rise in interest rates of 100 basis points was a 2.87 percent decrease, representing a dollar decrease in equity value of $421,000. The Association's exposure increases to a 9.03 percent decrease in its NPV level under a 200 basis point rise in rates, representing a dollar decrease in equity of $1,325,000. The Association's post shock NPV ratio at December 31, 2015, assuming a 200 basis point rise in interest rates was 14.01 percent and indicated a 45 basis point decrease from its 14.46 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Association's equity level and asset and liability mix, we believe that a downward adjustment is warranted for Home Federal's current financial condition, due to the Association's moderately lower equity position, recognizing its recently lower share of nonperforming assets and higher share of allowance for loan losses to nonperforming assets.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent two fiscal years, Home Federal has been characterized by moderate changes in assets, loans and deposits relative to its comparable group. The Association's average annual asset change from December 31, 2013, to December 31, 2015, was an increase of 1.1 percent. This increase compares to a higher 2.9 percent for the comparable group, a higher 3.5 percent for all thrifts, and a higher 2.4 percent for Midwest thrifts. The Association's rise in assets is reflective of its growth in loans and deposits in 2015 of 12.70 percent and 12.57 percent, respectively. Home Federal's deposits indicate an average annual increase of 3.0 percent from December 31, 2013, to December 31, 2015, compared to average growth rates of 3.2 percent for the comparable group, 2.2 percent for all thrifts and 2.5 percent for Midwest thrifts.

Home Federal's deposits indicated an increase of 12.6 percent from fiscal 2014 to 2015. Annual deposit change was growth rates of 3.1 percent for the comparable group, 1.9 percent for all thrifts and 2.6 percent for Midwest thrifts. The Association had $9.0 million in borrowed funds or 9.12 percent of assets at December 31, 2015, compared to the comparable group at 7.9 percent and had an identical $9.0 million in borrowed funds at December 31, 2014, or 9.95 percent of assets.

Recognizing its rise in deposits in 2015, after shrinkage in 2013 and 2014, and considering the demographics, competition and deposit base trends in its market area, the Association's ability to increase its asset, loan and deposit bases in the future is significantly dependent on its capital position combined with its ability to increase its market share by competitively pricing its loan and deposit products, maintaining a high quality of service to its customers and strengthening its loan origination activity. Home Federal's primary market area county experienced increases in population and households in Madison County between 2000 and 2010. The Association's primary market area county also indicated 2010 per capita income modestly below Illinois' and that of the United States, and the median household income level in Madison County was also below the state and the national levels. In 2010, the median housing value in Madison County at $125,100 was lower than those of Illinois at $198,500 and the United States at $186,200, as were median rents.

Asset, Loan and Deposit Growth (cont.)

The total deposit base in Madison County increased by 0.62 percent from June 30, 2014, to June 30, 2015; and during that period, the number of financial institution offices in Madison County remained at 26. From June 30, 2014, to June 30, 2015, Home Federal's deposit market share in Madison County remained at 1.6 percent both years.

Based on the foregoing factors, we have concluded that no adjustment to the Corporation's pro forma value is warranted for asset, loan and deposit growth.

DIVIDEND PAYMENTS

The Corporation has no plans to pay an initial cash dividend. The payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Six of the ten institutions in the comparable group paid cash dividends during the most recent twelve months for an average dividend yield of 2.35 percent and an average payout ratio of 34.80 percent. During that twelve month period, the average dividend yield was 2.28 percent for the thirteen Illinois thrifts; and the average dividend yield was 2.52 percent and the average payout ratio was 35.64 percent for all thrifts.

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2015, investors' interest in new issues continued to be reasonable but is still not strong. Such interest is possibly related to the improved performance of financial institutions overall, which could be challenged in the future due to the low interest rate environment and the compression of net interest margin. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, housing market conditions, general market conditions for financial institution stocks and stocks overall, aftermarket price trends and the expectation of renewed merger/acquisition activity in the thrift industry.

Home Federal will direct its offering initially to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $630,000 or 9.7 percent of the stock offered to the public based on the appraised midpoint valuation. The Association will form an ESOP, which plans to purchase 8.0 percent of the total shares issued in the conversion.

The Association has secured the services of Raymond James &Associates, to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent banking conditions, current market conditions, historical local market interest, the terms of the offering, and recent subscription levels for conversions, we believe that no adjustment is warranted for the Association's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription and community offering with the assistance of Raymond James & Associates. The stock of the Corporation will be traded on the OTC Pink Marketplace.

The Association's total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $44.9 million for the stock outstanding compared to a midpoint public offering of $6.5 million for the Corporation, less the ESOP of 52,000 shares and the estimated 63,000 shares to be purchased by officers and directors. The Corporation's public market capitalization will be approximately 14.5 percent of the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, all trade on Nasdaq with those ten institutions indicating an average daily trading volume of over 2,557 shares during the last four quarters.

The comparable group has an average of 3,554,711 shares outstanding compared to 650,000 shares outstanding for the Corporation based on the midpoint valuation.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, we have concluded that a moderate downward adjustment to the Corporation's pro forma market value is warranted relative to the liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Home Federal is Ronnie R. Shambaugh. Mr. Shambaugh has over 44 years of community banking experience. He was hired by Home Federal as chief financial officer and senior vice president in 2012 and appointed president, chief executive officer and director in 2013. Prior to serving with Home Federal, Mr. Shambaugh served in senior management and lending positions with other Illinois banks, including service as president and chief executive officer. He has a degree in business administration from Eureka College. Mr. Shambaugh is active in local community and business organizations. He offers the board extensive banking experience and knowledge of the local banking market. His position as president and chief executive officer provides a direct line of communication between senior management and the board.

Mr. David W. Gansner is executive vice president and chief loan officer of the Bank, positions he has held since 2014. Mr. Gansner has been a director of the Bank since 2014. Mr. Gansner is a commercial and residential lender with over 33 years of community banking experience. Mr. Gansner has a degree in business from Eastern Illinois University. His extensive lending experience offers the board additional knowledge of the commercial banking markets that Home Federal serves and seeks to serve in the future.

Ms. Cynthia T. Knebel is chief financial officer of the Bank. Ms. Knebel joined the Bank in 2013. She has over 44 years of experience in community bank management, operations, accounting and compliance. Ms. Knebel has attended the Graduate School of Banking of the University of Wisconsin-Madison, WI, and the Bank Operations and Management School in Dallas, TX. Ms. Knebel has experience in all facets of banking operations and has been active in community and business organizations.

During its two most recent fiscal years, Home Federal has been able to maintain its net interest spread and demonstrated a modest level of noninterest income. The Association did experience a decrease in its noninterest expenses to assets in 2015. The Association experienced losses in 2014 and 2015, impacted by higher loan loss provisions and a one-time tax expense in 2014. The Association's asset quality position has improved from December 31, 2014, to December 31, 2015, with nonperforming assets decreasing from December 31, 2014, to December 31, 2015. Home Federal's interest rate risk has been modest, primarily as a result of its moderate share of adjustable-rate loans. The Association's earnings and return on assets have been below industry averages, along with its net interest margin, impacted by a much higher cost of funds due

Management (cont.)

to borrowings. Management is confident that the Association is positioned for moderate loan growth and a return to profitability following its conversion.

Overall, we believe the Association to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a new conversion continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's continued presence of a higher share of delinquent loans, dependence on interest rate trends, volatility in the stock market and recent legislation related to the regulation of financial institutions and their ability to generate selected income.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in this offering, recognizing the Bank's predominant losses, historically, and in the short term going forward. In our opinion, recent market trends cause us to conclude that a modest new issue discount is warranted in the case of this offering. Consequently, at this time we have made a modest downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have improved, more emphasis has been placed on the price to earnings method, particularly considering increases in stock prices during these last two years. However, as provisions for loan losses decreased significantly and became negative for some, the price to book value method continues to be pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to assets method. The price to earnings method was not used due to the Corporation's negative core earnings and negative earnings in fiscal 2014 and 2015.

In recognition of the volatility and variance in earnings, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a second valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value and the super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

In applying each of the valuation methods, consideration was given to the adjustments to the Association's pro forma market value discussed in Section V. Downward adjustments were made for the Association's financial condition, earnings, market area, liquidity of the stock and marketing of the issue. No adjustments were made for the Association's subscription interest, dividends, management, and asset, loan and deposit growth.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

In completing the price to book valuation, Keller recognized the charge to equity that will occur to eliminate the Association's defined benefit plan as part of the completion of the price to book valuation approach. The net charge to equity to eliminate the Association's defined benefit plan is projected to be $137,000, net of the accruals, as determined by Goldleaf Partners Actuarial Services. The pro forma equity used in the valuation was $6,725,000, which is based on the Association's December 31, 2015, equity level of $6,862,000 less the $137,000 defined benefit charge to equity, resulting in the pro forma equity of $6,725,000.

Price to Book Value Method (cont.)

Exhibit 47 shows the average and median price to book value ratios for the comparable group which were 80.86 percent and 84.29 percent, respectively. The full comparable group indicated a moderate pricing range, from a low of 58.86 percent (Severn Bancorp, Inc.) to a high of 101.09 percent (Poage Bankshares, Inc.). The comparable group had higher average and median price to tangible book value ratios of 86.93 percent and 86.01 percent, respectively, with a range of 59.29 percent to 125.12 percent. Excluding the low and the high in the group, the comparable group's price to book value ratio range narrowed to a low of 59.27 percent and a high of 99.55 percent, and the comparable group's price to tangible book value ratio range also narrowed slightly from a low of 59.51 percent to a high of 107.78 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 57.96 percent and a price to tangible book value ratio of 57.96 percent at the midpoint. The price to book value ratio increases from 53.53 percent at the minimum to 65.82 percent at the super maximum, while the price to tangible book value ratio increases from 53.35 percent at the minimum to 65.82 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 57.96 percent and 57.96 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 46, are influenced by the Association's capitalization, asset quality position, earnings performance, ESOP level, local market and public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. The Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 10.87 percent compared to 12.43 percent for the comparable group (reference Exhibit 47). Based on the price to book value ratio and the Association's total pro forma equity of $6,725,000 at December 31, 2015, the indicated pro forma market value of the Corporation using this approach is $6,500,000 at the midpoint (reference Exhibit 46).

PRICE TO EARNINGS METHOD

The basis of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Home Federal's after tax net earnings for the year ended December 31, 2015, were a loss of $702,000, and the Association's after tax core earnings for that period were a loss of $549,000 as indicated in Exhibit 7. Due to negative core earnings, the price to core earnings method was not meaningful.

Even though the price to core earnings method is not meaningful, we will briefly review the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly traded thrifts. The average price to core earnings multiple for the comparable group was 13.72, while the median was 13.92. The average price to net earnings multiple was a lower 13.72, and the median multiple was a lower 13.92. The comparable group's price to core earnings multiple was lower than the 26.63 average multiple for all publicly traded, FDIC-insured thrifts and higher than their median of 15.48. The range in the price to core earnings multiple for the comparable group was from a low of 4.68 (First Fed of Northern Michigan) to a high of 20.09 (Poage Bankshares, Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 9.80 times earnings to a high of 18.27 times earnings for eight of the ten institutions in the group, indicating a modest narrowing of the range.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to assets ratio below its true level following conversion.

Price to Assets Method (cont.)

Exhibit 47 indicates that the average price to assets ratio for the comparable group was 10.23 percent and the median was 8.66 percent. The range in the price to assets ratios for the comparable group varied from a low of 6.48 percent (Central Federal Corp.) to a high of 16.39 percent (Wolverine Bancorp, Inc.). The range narrows modestly with the elimination of the two extremes in the group to a low of 6.53 percent and a high of 15.86 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 6.30 percent at the midpoint, which ranges from a low of 5.40 percent at the minimum to 8.19 percent at the super maximum. Based on the Association's December 31, 2015, asset base of $98,656,000, the indicated pro forma market value of the Corporation using the price to assets method is $6,500,000 at the midpoint (reference Exhibit 45).

VALUATION CONCLUSION

Exhibit 52 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the price to book value ratio of 57.96 percent for the Corporation represents a discount of 28.32 percent relative to the comparable group and decreases to a discount of 18.60 percent at the super maximum. The price to assets ratio of 6.30 percent at the midpoint represents a discount of 38.43 percent, decreasing to a discount of 19.95 percent at the super maximum.

It is our opinion that as of February 12, 2016, the pro forma market value of the Corporation is $6,500,000 at the midpoint, representing 650,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $5,525,000 or 552,500 shares at $10.00 per share to a maximum of $7,475,000 or 747,500 shares at $10.00 per share, and then

Valuation Conclusion (cont.)

to a super maximum of $8,596,250 or 859,625 shares at $10.00 a share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value and then 15 percent above the maximum.

The appraised value of Best Hometown Bancorp, Inc., as of February 12, 2016, is $6,500,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF COLLINSVILLE
COLLINSVILLE, ILLINOIS

Balance Sheet
At December 31, 2015

	At December 31, 2015 (in thousands)
ASSETS	
Cash and due from banks	$ 2,632
Interest-bearing deposits in other banks:	
Federal Home Loan Bank of Chicago ("FHLBC") demand account	1,215
TIB-The Independent Bankers Bank money market account	5,007
Other banks	246
Cash and cash equivalents	9,100
Investment securities available-for-sale, at market value (amortized cost of $11,353)	11,224
Stock in FHLBC	837
Loans receivable, net of allowance for loan losses of $1,249	74,302
Premises and equipment	1,881
Foreclosed real estate held-for-sale, net	667
Accrued interest receivable:	
Investment securities	37
Loans receivable	259
Deferred tax asset	79
Other assets	270
Total assets	$ 98,656
LIABILITIES AND EQUITY	
LIABILITIES	
Deposits	
Noninterest-bearing	$ 4,237
Interest-bearing	75,776
Total deposits	80,013
Advances from FHLBC	9,000
Accrued defined benefit pension plan	1,464
Accrued postretirement medical plan	985
Other liabilities	332
Total liabilities	91,794
Retained earnings - substantially restricted	8,789
Accumulated other comprehensive (loss), net of tax:	
Net unrealized (losses) on investment securities, net of tax	(85)
Net unrealized (losses) on defined benefit pension plan, net of tax	(1,797)
Net unrealized (losses) on postretirement medical plan, net of tax	(45)
Total accumulated other comprehensive (loss), net of tax	(1,927)
Total equity	6,862
Total liabilities and equity	$ 98,656

Source: Home Federal Savings and Loan Association's audited financial statements

EXHIBIT 2

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF COLLINSVILLE
COLLINSVILLE, ILLINOIS

Balance Sheets
At December 31, 2011, 2012, 2013 and 2014

	December 31,			
ASSETS	2014	2013	2012	2011
	(in thousands)			
Cash and due from banks	$ 1,009,000	$ 2,829,748	$ 3,520,222	$ 6,766,116
Interest-bearing demand deposits in other banks:				
Federal Home Loan Bank of Chicago ("FHLBC") demand account	8,294,000	--	--	--
TIB-The Independent Bankers Bank money market account	245,000	--	--	--
Other banks	246,000	--	--	--
Cash and cash equivalents	9,794,000	2,829,748	3,520,222	6,766,116
Investment securities available-for-sale, at market value (amortized cost of $11,830,000 $22,522,376, $19,921,951 and $14,566,699 at December 31, 2014, 2013, 2012 and 2011, respectively	11,772,000	22,344,908	20,254,466	15,042,677
Stock in FHLBC	837,000	837,300	1,865,523	3,831,914
Loans receivable, net of allowance for loan losses of $1,079,000, $1,414,553, $1,417,629 and $1,567,910, respectively	65,420,000	65,433,008	67,415,387	73,397,131
Premises and equipment, net	1,834,000	1,887,944	1,657,118	1,824,229
Foreclosed real estate held-for-sale, net	365,000	154,578	518,969	246,885
Accrued interest receivable:				
Investment securities	39,000	66,625	55,234	97,886
Loans receivable	249,000	258,905	285,005	351,308
Deferred tax asset	20,000	1,262,861	1,282,959	1,186,605
Other assets	111,000	223,531	359,036	379,175
Total assets	$ 90,441,000	$ 95,299,408	$ 97,213,919	$ 103,123,926
LIABILITIES AND RETAINED EARNINGS				
LIABILITIES				
Deposits				
Noninterest-bearing	$ 4,575,000			
Interest-bearing	66,510,000			
Total deposits	71,085,000	74,483,268	75,954,599	78,877,684
Advances from FHLBC	9,000,000	9,000,000	9,000,000	11,000,000
Accrued defined benefit pension plan	1,495,000	871,073	1,484,010	2,362,300
Accrued postretirement medical plan	1,013,000	1,188,495	1,368,135	810,202
Other liabilities	224,000	422,783	170,226	135,679
Total liabilities	82,817,000	85,965,619	87,976,970	93,185,865
EQUITY				
Retained earnings - substantially restricted	9,491,000	10,756,818	10,697,831	11,212,559
Accumulated other comprehensive (loss), net of tax	(1,867,000)	(1,423,029)	(1,460,882)	(1,274,498)
Total equity	7,624,000	9,333,789	9,236,949	9,938,061
Total liabilities and equity	$ 90,441,000	$ 95,299,408	$ 97,213,919	$ 103,123,926

Source: Home Federal Savings and Loan Association's audited financial statements

EXHIBIT 3

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF COLLINSVILLE
COLLINSVILLE, ILLINOIS

Statement of Operations
For the Year Ended December 31, 2015
(In thousands)

	Year Ended December 31, 2015
Interest income:	
Loans receivable	$ 3,162
Investment securities	183
Other interest-earnings assets	17
Total interest income	3,362
Interest expense:	
Deposits	774
Advances from FHLBC	405
Total interest expense	1,179
Net interest income	2,183
Provision for loan losses	268
Net interest income after provision for loan losses	1,915
Noninterest income:	
Loan service charges	15
Gain on investment securities available-for-sale	2
Other	79
Total noninterest income	96
Noninterest expense:	
Compensation and benefits	1,500
Occupancy expense	243
Equipment expense	159
Data processing fees	208
FDIC premium expense	79
Professional services	252
Insurance costs	45
Advertising	56
Supplies	48
Operations from foreclosed real estate	(45)
Other	168
Total noninterest expense	2,713
Loss before income taxes	(702)
Income taxes:	
Current	--
Deferred	--
Total income taxes	--
Net loss	$ (702)

Source: Home Federal Savings and Loan Association's audited financial statements

EXHIBIT 4

HOME FEDERAL SAVINGS AND LOAN ASSOCIAITON OF COLLINSVILLE
COLLINSVILLE, ILLINOIS

Statements of Operations
Years Ended December 31, 2011, 2012, 2013 and 2014

	December 31,			
	2014	2013	2012	2011
Interest income:				
Loans receivable	$ 3,095,000	$ 3,318,228	$ 3,804,482	$ 4,310,194
Investment securities	340,000	326,152	350,536	673,798
Other interest-earnings assets	5,000	988	4,255	6,895
Total interest income	3,440,000	3,645,368	4,159,273	4,990,887
Interest expense:				
Deposits	713,000	835,792	1,058,484	1,446,564
Advances from FHLBC	403,000	402,983	413,931	498,040
Total interest expense	1,116,000	1,238,775	1,472,415	1,944,604
Net interest income	2,324,000	2,406,593	2,686,858	3,046,283
Provision for loan losses	150.000	107,600	975,000	978,000
Net interest income after provision for loan losses	2,174,000	2,298,993	1,711,858	2,068,283
Noninterest income:				
Loan service charges	19,000	21,678	28,632	36,882
Gain on involuntary conversion	--	--	190,337	--
Gain on investment securities available-for-sale	47,000	20,124	--	--
Income from settlement award	473,000	--	--	--
Other	74,000	80,497	91,845	69,963
Total noninterest income	613,000	122,299	310,814	106,845
Noninterest expense:				
Compensation and benefits	1,321,000	1,246,677	1,232,245	1,200,533
Occupancy expense	229,000	198,244	204,727	210,410
Equipment and data processing expense	393,000	334,155	325,946	308,483
FDIC premium expense	224,000	131,011	128,968	153,419
Professional services	270,000	232,492	--	--
Insurance costs	54,000	48,759	--	--
Advertising	72,000	72,284	81,178	48,852
Supplies	44,000	--	40,902	35,335
Operations from foreclosed real estate	82,000	(75,437)	54,272	482,104
Other	161,000	174,120	469,162	425,956
Total noninterest expense	2,850,000	2,362,305	2,537,400	2,865,092
Earnings (loss) before income taxes	(63,000)	58,987	(514,728)	(689,964)
Income taxes:				
Current	--	--	--	--
Deferred	1,203,000	--	--	--
Total income taxes	1,203,000	--	--	--
Net earnings (loss)	$ (1,266,000)	$ 58,987	$ (514,728)	$ (689,964)

Source: Home Federal Savings and Loan Association's audited financial statements

EXHIBIT 5

Selected Financial Information
At December 31, 2014 and 2015

	At December 31,	
	2014	2013
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 98,656	$ 90,441
Cash and cash equivalents	9,100	9,794
Stock in FHLB-Chicago	837	837
Investment securities available-for-sale	11,224	11,772
Loans, net	74,302	65,420
Premises and equipment, net	1,831	1,834
Foreclosed real estate, net	667	365
Bank-owned life insurance		
Deposits	80,013	71,085
Borrowings[1]	9,000	9,000
Accrued expenses and other liabilities	2,781	2,732
Total equity	6,862	7,624

[1] At December 31, 2015 and 2014 consisted entirely of advances from the FHLB-Chicago.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 2014 and 2015

	For the Years Ended December 31,	
	2014	2013
	(In thousands)	
Selected Data:		
Interest and dividend income	$ 3,362	$ 3,440
Interest expense	1,179	1,116
Net interest income	2,183	2,324
Provision for loan losses	268	150
Net interest income after provision for loan losses	1,915	2,174
Noninterest income	96	613
Noninterest expense	2,713	2,850
Loss before income tax expense (benefit)	(702)	(63)
Income tax expense (benefit)	--	1,203
Net loss	$ (702)	$ (1,266)

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 7

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF COLLINSVILLE
Normalized or Core Earnings
Twelve Months Ended December 31, 2015

	Total	Twelve Months Ended December 31, 2015
NET		
Net income before taxes	$ (702,000)	$ (702,000)
Taxes	- 0 -	- 0 -
Net income	$ (702,000)	$ (702,000)
CORE		
Net income before taxes	$ (702,000)	
Provision for loan loss	(139,000)	
Professional fees	(14,000)	
Net income before taxes	(549,000)	
Taxes	- 0 -	
Core income	$ (549,000)	

Source: Home Federal Savings and Loan's audited financial statements

EXHIBIT 8

Performance Indicators
At or for the Years Ended December 31, 2014 and 2015

Selected Financial Ratios and Other Data[1]	Years Ended December 31, 2015	Years Ended December 31, 2014
Performance Ratios:		
Return on average assets	(0.74)%	(1.33)%
Return on average equity	(9.41)%	(13.00)%
Interest rate spread [2]	2.32%	2.33%
Net interest margin [3]	2.46%	2.54%
Efficiency ratio [4]	119.04%	97.04%
Noninterest expense to average total assets	2.87%	3.00%
Average interest-earning assets to average interest-bearing liabilities	110.96%	117.34%
Average equity to average total assets	7.89%	10.27%
Asset Quality Ratios:		
Nonperforming assets to total assets	1.17%	2.15%
Nonperforming loans to total loans	0.64%	2.32%
Allowance for loan losses to nonperforming loans	255.42%	68.38%
Allowance for loan losses to total loans	1.64%	1.58%
Capital Ratios:		
Total capital (to risk-weighted assets)	17.88%	22.70%
Tier 1 capital (to risk-weighted assets)	16.62%	21.43%
Common equity Tier 1 capital (to risk-weighted assets)	16.62%	N/A
Tier 1 capital (to total assets)	8.96%	10.47%

(1) All ratios expressed as percentages.
(2) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2015 vs. 2014

	Year Ended December 31, 2015 vs. 2014		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest-earning assets:			
Loans	$ 175	(108)	$ 67
Investment securities	(86)	(71)	(157)
Other interest-earning assets	(1)	13	12
Total interest-earning assets	$ 88	$ (166)	$ (78)
Interest-bearing liabilities:			
Checking accounts	$ --	$ 1	$ 1
Savings accounts	--	--	--
Money market accounts	--	2	2
Certificates of deposit	25	33	58
Total interest-bearing deposits	25	36	61
Borrowings	9	(7)	2
Total interest-bearing liabilities	34	29	63
Change in net interest income	$ 54	$ (195)	$ (141)

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
At December 31, 2015, and
For the Years Ended December 31, 2014 and 2015

	At December 31, 2015	For the Years Ended December 31, 2015	For the Years Ended December 31, 2014
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:			
Loans	4.34%	4.57%	4.73%
Investment securities	1.45%	1.46%	1.92%
Other interest-earning assets	0.47%	0.24%	0.06%
Total interest-earning assets	3.70%	3.79%	3.76%
Interest-bearing liabilities:			
Checking accounts	0.59%	0.66%	--
Savings accounts	0.05%	0.06%	0.06%
Money market accounts	0.18%	0.12%	0.10%
Certificates of deposit	1.15%	1.37%	1.31%
Total interest-bearing deposits	1.21%	1.09%	1.03%
Borrowings[1]	4.47%	4.40%	4.48%
Total interest-bearing liabilities	1.55%	1.47%	1.43%
Net interest rate spread [2]	2.15%	2.32%	2.33%
Net interest margin [3]	--	2.46%	2.54%
Average interest-earning assets to interest-bearing liabilities	111.73%	110.96%	117.34%

[1] Consists entirely of advances from the FHLB-Chicago.

[2] Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

[3] Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value
At December 31, 2015

Change in Interest Rates (Basis Points) [1]	Estimated NPV [2]	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets [3]	
		$ Amount	Percent	MPV Ratio [4]	Increase/ (Decrease)
	(Dollars in thousands)				(Basis Points)
+300	$12,367	$(2,314)	(15.76)%	13.42%	(104)
+200	13,356	(1,325)	(9.03)%	14.01%	(45)
+100	14,260	(421)	(2.87)%	14.46%	--
--	14,681	--	--	14.46%	--
-100	13,628	(1,053)	(7.17)%	13.16%	(130)

(1) Assumes an immediate uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows form assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At December 31, 2014 and 2015
(Dollars in thousands)

	At December 31,			
	2015		2014	
	Amount	Percent	Amount	Percent
Real estate mortgage loans:				
One- to four-family, owner-occupied	$ 52,163 [2]	68.5%	$ 52,963	77.7%
One- to four-family, nonowner-occupied	4,780	6.3%	5,458	8.0%
Commercial and multi-family [1]	14,876	19.5%	5,857	8.6%
Construction and land	3,034	4.0%	2,980	4.4%
Commercial business loans	713	0.9%	514	0.8%
Consumer loans	623	0.8%	381	0.5%
Total loans receivable	76,189	100.0%	68,153	100.0%
Less:				
Deferred loan fees, net	(79)		(114)	
Allowance for losses	(1,249)		(1,079)	
Loans in process	(559)		(1,520)	
Deferred income	--		(20)	
Total loans receivable, net	$ 74,302		$ 65,420	

[1] Includes $1,688,000 in loans held-for-sale.
[2] Includes $581,000 in loans held-for-sale.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2015

Amounts due in:	One- to Four-Family Owner Occupied	One- to Four-Family Nonowner Occupied	Commercial and Multi-Family Real Estate	Construction and Land	Commercial Business	Consumer	Total
				(Dollars in thousands)			
One year or less	$ 1,666	$ 153	$ 695	$ 1,661	$ 228	$ 168	$ 4,571
More than one to two years	1,741	159	721	119	238	175	3,153
More than two to three years	1,819	167	748	124	247	183	3,288
More than three to five years	3,886	356	1,581	266	--	97	6,186
More than five to ten years	11,344	1,040	4,505	775	--	--	17,664
More than ten to 15 years	14,123	1,294	5,418	89	--	--	20,924
More than 15 years	17,584	1,611	1,208	--	--	--	20,403
Total	$ 52,163	$ 4,780	$ 14,876	$ 3,034	$ 713	$ 623	$ 76,189

Fixed and Adjustable-Rate Loan Schedule

	Due After December 31, 2016		
	Fixed	Adjustable	Total
		(Dollars in thousands)	
Real estate mortgage loans:			
One- to four-family, owner-occupied	$ 34,867	$ 15,630	$ 50,497
One- to four-family, nonowner-occupied	1,473	3,154	4,627
Commercial and multi-family	12,282	1,899	14,181
Construction and land	294	1,079	1,373
Conmmercial business loans	485	--	485
Consumer loans	175	280	455
Total	$ 49,576	$ 22,042	$ 71,618

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 13

EXHIBIT 14

Loan Originations, Purchases, Sales and Repayments
For the Years Ended December 31, 2014 and 2015

	Years Ended December 31,	
	2015	2014
	(In thousands)	
Total gross loans at beginning of year	$ 68,153	$ 67,199
Loans originated:		
Real estate loans:		
One- to four-family, owner-occupied	4,315	3,371
One- to four-family, nonowner-occupied	75	350
Commercial and multi-family	12,102	3,064
Construction and land	1,669	1,841
Commercial business	539	545
Consumer	828	159
Total loans originated	19,528	9,330
Total loans purchased:		
Commercial and multi-family real estate	338	--
Loans sold:		
One- to four-family, owner-occupied	--	--
One- to four-family, nonowner-occupied	--	--
Commercial and multi-family [1]	--	--
Construction and land	--	--
Commercial business	(1,880)	--
Consumer	--	--
Total loans sold	(1,880)	--
Other:		
Principal repayments and other	(9,950)	(8,376)
Net loan activity	8,036	954
Total gross loans at end of year	$ 76,189	$ 68,153

(1) Represents a loan participation interest sold.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 15

Loan Delinquencies
At December 31, 2014 and 2015

	30-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
At December 31, 2015						
Real estate mortgage loans:						
One- to four-family owner-occupied	10	$494	--	$ --	10	$494
One- to four-family nonowner-occupied	1	26	--	--	1	26
Commercial and multi-family	--	--	--	--	--	--
Construction and land	1	15	--	--	1	15
Commercial business loans	--	--	--	--	--	--
Consumer loans	1	2	1	1	2	3
Total loans	13	$537	1	$1	14	$538
At December 31, 2014						
Real estate mortgage loans:						
One- to four-family owner-occupied	12	$688	1	$129	13	$797
One- to four-family nonowner-occupied	4	311	--	--	4	311
Commercial and multi-family	--	--	--	--	--	--
Construction and land	1	15	--	--	1	15
Commercial business loans	--	--	--	--	--	--
Consumer loans	--	--	1	33	1	33
Total loans	17	$994	2	$162	19	$1,156

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At December 31, 2014 and 2015

	At December 31,	
	2015	2014
	(Dollars in thousands)	
Nonaccrual loans:		
Real estate mortgage loans:		
One- to four-family, owner-occupied	$ --	$ 1,019
One- to four-family, nonowner-occupied	--	27
Commercial and multi-family	--	--
Construction and land	--	--
Commercial business	--	--
Consumer	--	--
Total nonaccrual	0	1,046
Accruing loans 90 days or more past due:		
Consumer	1	33
Accruing troubled debt restructured loans:		
Real estate mortgage loans:		
One- to four-family, owner-occupied	$ 488	$ 499
One- to four-family, nonowner-occupied	--	--
Commercial and multi-family	--	--
Construction and land	--	--
Commercial business	--	--
Consumer	--	--
Total accruing troubled debt restructured loans	488	499
Total nonperforming loans	489	1,578
Foreclosed real estate held-for-sale:		
One- to four-family	667	365
Commercial and multi-family	--	--
Construction and land	--	--
Total foreclosed real estate held-for-sale	667	365
Total nonperforming assets	$ 1,156	$ 1,943
Ratios:		
Total nonperforming loans to total gross loans	0.64%	2.32%
Total nonperforming assets to total assets	1.17%	2.15%

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
At December 31, 2014 and 2015
(Dollars in thousands)

	At December 31,	
	2015	2014
Classified loans:		
Substandard	$ 1,876	$ 3,868
Doubtful	--	--
Loss	--	--
Total classified loans	$ 1,876	$ 3,868
Special mention loans	$ 636	$ 449
Foreclosed real estate held-for-sale	$ 667	$ 365

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended December 31, 2014 and 2015

	At or for the Years Ended December 31, 2015	At or for the Years Ended December 31, 2014
	(Dollars in thousands)	
Allowance at beginning of year	$ 1,079	$ 1,414
Provision for loan losses	268	150
Charge-offs:		
Real estate mortgage loans:		
One- to four-family, owner-occupied	(58)	(429)
One- to four-family, nonowner-occupied	(59)	(62)
Commercial and multi-family	--	--
Construction and land	--	--
Commercial business loans	--	--
Consumer loans	--	--
Total charge-offs	(117)	(491)
Recoveries:		
Real estate mortgage loans:		
One- to four-family, owner-occupied	$ 3	$ 3
One- to four-family, nonowner-occupied	14	--
Commercial and multi-family	1	2
Construction and land	--	--
Commercial business loans	--	--
Consumer loans	1	1
Total recoveries	19	6
Net (charge-offs) recoveries	(98)	(485)
Allowance at end of year	$ 1,249	$ 1,079
Ratios:		
Allowance to nonperforming loans at end of year	255.42%	68.38%
Allowance to total gross loans outstanding at end of year	1.64%	1.58%
Net charge-offs to average loans outstanding during year	0.14%	0.74%

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At December 31, 2014 and 2015

Security Type	At December 31, 2015 Amortized Cost	2015 Estimated Fair Value	2014 Amortized Cost	2014 Estimated Fair Value
	(In thousands)			
Agency securities	$ 1,000	$ 995	$ 1,000	$ 988
Government-sponsored enterprise obligations residential [1]	10,353	10,229	10,830	10,784
Total securities available-for-sale	$ 11,353	$ 11,224	$ 11,830	$ 11,772

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 20

Mix of Average Deposit Accounts
For the Years Ended December 31, 2014 and 2015

	For the Years Ended December 31,			
	2015		2014	
	(Dollars in thousands)			
Deposit type:	Average Balance	Percent of Total	Average Balance	Percent of Total
Noninterest-bearing checking	$ 4,356	5.8%	$ 5,039	6.8%
Interest-bearing checking	76	0.1%	--	--
Money market	7,507	10.0%	7,364	10.0%
Savings	7,985	10.6%	8,156	11.0%
Certificates of deposit	55,274	73.5%	53,384	72.2%
Total deposits	$ 75,198	100.0%	$ 73,943	100.0%

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 21

Certificates of Deposit By Rate and Maturity
As of December 31, 2015

	At December 31, 2015 (In thousands)
Three months or less	$ 2,701
Over three months through six months	974
Over six months through twelve months	1,194
Over one year to three years	8,273
Over three years	11,699
Total	$ 24,841

	At December 31, 2015 Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
Interest Rate:						
0.01 - 0.99%	$ 10,804	$ 2,417	$ 6	$ --	$ 13,227	22.4%
1.00 - 1.99%	4,857	4,447	12,247	4,648	26,199	44.2%
2.00 - 2.99%	440	--	649	18,713	19,802	33.4%
Total	$ 16,101	$ 6,864	$ 12,902	$ 23,361	$ 59,228	100.0%

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 21

EXHIBIT 22

Borrowed Funds
For the Years Ended December 31, 2014 and 2015

	At or for the Years Ended December 31,	
	2015	2014
	(In thousands)	
Balance outstanding at end of year	$ 9,000	$ 9,000
Average balance during the year	9,205	9,000
Highest amount outstanding at any month end during the year	16,000	9,000
Weighted average interest rate at end of the year	4.47%	4.47%
Weighted average interest rate during the year	4.40%	4.48%

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 23

OFFICES OF HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF COLLINSVILLE
COLLINSVILLE, ILLINOIS
As of December 31, 2015

Location	Owned or Leased	Year Acquired or Leased
Main Office		
100 East Clay Street		
Colllinsville, Illinois 62234	Owned	1989
Branch Office:		
2110 North Center Street		
Maryville, Illinois 62062	Owned	2007

Note: Total net book value of properties was $1.9 million at December 31, 2015.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 24

DIRECTORS AND MANAGEMENT OF THE ASSOCIATION
At December 31, 2015

Name[1]	Position(s) Held with the Bank	Age	Director Since	Term Expires[2]
LaMont K. Docter	Chairman of the Board	66	1983	
Stephen J. Alaback	Director	50	2015	
Stephen G. Eovaldi	Director	57	2015	
David W. Gansner	Executive Vice President/Chief Loan Officer and Director	56	2014	
Michael J. Keefe	Director	71	2010	
Ronnie R. Shambaugh	President and Chief Executive Officer and Director	66	2013	
Richard B. Wallace	Director	77	1988	

(1) The mailling address for each person listed is 100 East Clay Street, Collinsville, Illinois 62234.
(2) Terms shown are for Best Hometown Bancorp.

Source: Best Hometown Bancorp, Inc.'s Prospectus

EXHIBIT 25

Key Demographic Data and Trends
Madison & St. Clair Counties, Illinois and the United States
2000, 2010 and 2019

	2000	2010	% Change	2019	% Change
Population					
Madison County	258,941	269,282	4.0%	269,183	(0.0)%
St. Clair County	256,082	270,056	5.5%	264,530	(2.0)%
Illinois	12,419,293	12,830,632	3.3%	13,128,059	2.3%
United States	281,421,906	308,745,538	9.7%	329,086,991	6.6%
Households					
Madison County	101,953	108,094	6.0%	107,856	(0.2)%
St. Clair County	96,810	105,045	8.5%	102,661	(2.3)%
Illinois	4,591,779	4,836,972	5.3%	4,957,841	2.5%
United States	105,480,101	116,716,292	10.7%	124,379,842	6.6%
Per Capita Income					
Madison County	$ 20,509	$ 25,717	25.4%	--	--
St. Clair County	18,932	26,495	39.9%	--	--
Illinois	23,104	28,424	23.0%	--	--
United States	22,162	26,059	17.6%	--	--
Median Household Income					
Madison County	$ 41,541	$ 51,506	24.0%	$ 57,130	10.9%
St. Clair County	39,148	50,728	29.6%	53,033	4.5%
Illinois	46,590	52,972	13.7%	64,135	21.1%
United States	41,994	50,046	19.2%	61,485	22.9%

Source: U.S. Census and ESRI

EXHIBIT 26

Key Housing Data
Madison and St. Clair Counties, Illinois and the United States
2000 & 2010

Occupied Housing Units		2000	2010
Madison County		101,953	108,094
St. Clair County		96,810	105,045
Illinois		4,591,779	4,836,972
United States		105,480,101	116,716,292
Occupancy Rate			
Madison County			
	Owner-Occupied	73.8%	72.6%
	Renter-Occupied	26.2%	27.4%
St. Clair County			
	Owner-Occupied	67.0%	66.5%
	Renter-Occupied	33.0%	33.5%
Illinois			
	Owner-Occupied	67.3%	67.5%
	Renter-Occupied	32.7%	32.5%
United States			
	Owner-Occupied	66.2%	65.4%
	Renter-Occupied	33.8%	34.6%
Median Housing Values			
Madison County		$ 77,200	$ 125,100
St. Clair County		77,700	121,300
Illinois		130,800	198,500
United States		119,600	186,200
Median Rent			
Madison County		$ 490	$ 782
St. Clair County		503	802
Illinois		605	860
United States		602	871

Source: U.S. Census Bureau

EXHIBIT 27

Major Sources of Employment by Industry Group
Madison and St. Counties, Illinois and the United States
2000 and 2010

Industry Group	2000 Madison County	2000 St. Clair County	2000 Illinois	2000 United States
Agriculture/Mining	0.9%	0.9%	1.1%	1.9%
Construction	5.8%	5.7%	5.7%	6.8%
Manufacturing	16.1%	11.2%	16.0%	14.1%
Wholesale/Retail	14.9%	14.8%	14.8%	15.3%
Transportation/Utilities	6.4%	6.9%	6.0%	5.2%
Information	2.2%	2.5%	3.0%	3.1%
Finance, Insurance & Real Estate	6.7%	7.2%	7.9%	6.9%
Services	47.0%	50.8%	45.5%	46.7%

	2010 Madison County	2010 St. Clair County	2010 Illinois	2010 United States
Agriculture/Mining	0.7%	0.7%	1.1%	0.9%
Construction	5.7%	5.2%	5.1%	5.1%
Manufacturing	12.9%	8.5%	12.7%	15.0%
Wholesale/Retail	14.1%	12.6%	14.2%	14.8%
Transportation/Utilities	6.3%	6.7%	5.8%	4.8%
Information	1.7%	1.3%	2.0%	1.8%
Finance, Insurance & Real Estate	6.6%	6.7%	7.4%	6.4%
Services	52.0%	58.3%	51.7%	51.2%

Source: Bureau of the Census

EXHIBIT 28

Unemployment Rates
Madison & St. Clair Counties, Illinois and the United States
For the Years 2011 through 2014 and through November of 2015

Location	2011	2012	2013	2014	November 2015
Madison County	8.9%	8.8%	8.9%	7.1%	6.7%
St. Clair County	9.8%	9.6%	9.9%	7.9%	7.2%
Illinois	9.7%	9.0%	9.1%	7.1%	5.8%
United States	8.9%	8.1%	7.4%	6.2%	4.8%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor Statistics

EXHIBIT 29

Market Share of Deposits
Madison County Illinois
June 30, 2015

	Madison County Deposits ($000)	Home Federal's Deposits ($000)	Home Federal's Share (%)
Banks	$ 4,500,597	---	---
Thrifts	192,721	$ 75,774	39.3%
Total	$ 4,693,318	$ 75,774	1.6%

Source: FDIC

EXHIBIT 30

National Interest Rates by Quarter
2011 - 2015

	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.09%	0.02%
1-Year Treasury Bills	0.22%	0.20%	0.10%	0.12%
30-Year Treasury Notes	3.90%	3.72%	2.90%	2.89%

	1st Qtr. 2012	2nd Qtr. 2012	3rd Qtr. 2012	4th Qtr. 2012
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.10%	0.11%
1-Year Treasury Bills	0.19%	0.19%	0.17%	0.15%
30-Year Treasury Notes	3.35%	2.76%	2.82%	2.95%

	1st Qtr. 2013	2nd Qtr. 2013	3rd Qtr. 2013	4th Qtr. 2013
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.06%	0.04%	0.04%	0.05%
1-Year Treasury Bills	0.11%	0.11%	0.09%	0.10%
30-Year Treasury Notes	3.14%	3.70%	3.69%	3.96%

	1st Qtr. 2014	2nd Qtr. 2014	3rd Qtr. 2014	4th Qtr. 2014
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.05%	0.04%	0.13%	0.07%
1-Year Treasury Bills	0.13%	0.11%	0.14%	0.13%
30-Year Treasury Notes	3.56%	3.34%	3.07%	2.75%

	1st Qtr. 2015	2nd Qtr. 2015	3rd Qtr. 2015	4th Qtr. 2015
Prime Rate	3.25%	3.25%	3.25%	3.50%
90-Day Treasury Bills	0.03%	0.01%	0.01%	0.16%
1-Year Treasury Bills	0.26%	0.28%	0.32%	0.62%
30-Year Treasury Notes	2.54%	3.20%	2.87%	3.01%

Source: The Wall Street Journal

EXHIBIT 31

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (X)	Price/Tang. Book Value (X)	Price/ Assets (%)
SCBS	SOUTHERN COMMUNITY BANCSHARES	AL	OTC PINK	8.50	10.40	0.24	62.55	0.00	35.42	47.22	131.17	131.17	13.59
SZBI	SOUTHFIRST BANCSHARES, INC	AL	OTC PINK	3.45	4.50	0.10	128.27	0.29	34.50	19.17	25.33	25.33	2.69
BOFI	BOFI HOLDING, INC	CA	NASDAQ	128.83	77.20	5.78	400.21	0.00	22.29	22.25	348.47	350.08	32.19
BYFC	BROADWAY FINANCIAL CORP	CA	NASDAQ	1.21	(24.40)	0.16	13.89	0.00	7.56	7.12	80.13	80.13	8.71
FUBP	FIRST ULB CORP	CA	OTC PINK	15.50	21.70	1.16	273.51	0.13	13.36	12.92	61.22	62.93	5.67
MLGF	MALAGA FINANCIAL CORP	CA	OTC BB	21.89	9.90	2.01	162.44	0.83	10.89	10.89	100.88	100.88	13.48
PROV	PROVIDENT FINANCIAL HOLDINGS, INC	CA	NASDAQ	16.78	15.00	0.91	108.45	0.37	18.44	19.29	130.79	131.20	15.47
FBNK	FIRST CONNECTICUT BANCORP, INC	CT	NASDAQ	16.12	11.20	0.84	170.11	0.18	19.19	21.78	105.57	107.40	9.48
NVSL	NAUGATUCK VALLEY FINANCIAL CORP	CT	NASDAQ	10.84	(5.60)	0.40	70.77	0.00	27.10	77.43	132.03	132.03	15.32
SIFI	SI FINANCIAL GROUP INC	CT	NASDAQ	11.90	6.30	0.35	118.86	0.15	34.00	35.00	94.52	107.99	10.01
UBNK	UNITED FINANCIAL BANCORP, INC	CT	NASDAQ	13.05	2.80	0.83	118.07	0.44	15.72	19.48	103.98	131.29	11.05
WSFS	WSFS FINANCIAL CORP	DE	NASDAQ	28.81	20.70	1.87	181.66	0.20	15.41	15.66	159.00	178.94	15.86
ACFC	ATLANTIC COAST FINANCIAL CORP	FL	NASDAQ	5.53	35.50	0.31	52.64	0.00	17.84	17.84	111.94	112.86	10.51
EVER	EVERBANK FINANCIAL CORP	FL	NYSE	19.30	9.30	0.99	202.33	0.18	19.49	19.69	131.92	169.74	9.54
FFHD	FIRSTATLANTIC BANK	FL	OTC PINK	10.07	NM	0.74	74.31	0.17	13.61	13.43	110.30	116.55	13.55
SSNF	SUNSHINE BANK	FL	OTC PINK	18.85	4.70	(0.29)	59.74	2.54	(65.00)	(67.32)	243.23	289.55	31.55
CHFN	CHARTER FINANCIAL CORP	GA	NASDAQ	12.68	31.80	0.34	62.98	0.19	37.29	37.29	101.12	103.51	20.13
TBNK	TERRITORIAL BANCORP INC.	HI	NASDAQ	26.04	28.30	1.49	183.50	0.72	17.48	17.96	115.89	116.15	14.19
AJSB	AJS BANCORP, INC	IL	OTC BB	15.00	11.50	0.08	94.86	0.00	NM	NM	111.28	111.28	15.81
AFBA	ALLIED FIRST BANCORP, INC	IL	OTC BB	0.20	66.70	1.45	230.14	0.00	0.14	0.14	1.37	1.37	0.09
BFIN	BANKFINANCIAL CORP	IL	NASDAQ	12.43	19.70	2.01	69.82	0.19	6.18	5.89	119.63	120.80	17.80
BFFI	BEN FRANKLIN FINANCIAL, INC	IL	OTC BB	12.00	242.90	(0.63)	43.67	0.00	(19.05)	(17.65)	264.32	264.32	27.48
FIRT	FIRST BANCTRUST CORP	IL	OTC PINK	16.75	3.40	1.53	205.93	0.74	10.95	11.17	80.45	82.23	8.13
GTPS	GREAT AMERICAN BANCORP, INC	IL	OTC BB	22.50	(8.20)	1.58	373.42	0.87	14.24	14.61	64.88	69.25	6.03
HARI	HARVARD BANCSHARES, INC	IL	OTC BB	13.50	(19.20)	1.12	261.50	0.79	12.05	10.55	46.70	52.73	5.16
IROQ	IF BANCORP, INC	IL	NASDAQ	17.14	2.00	0.70	115.89	1.04	24.49	25.21	120.79	121.73	14.79
JXSB	JACKSONVILLE BANCORP, INC	IL	NASDAQ	24.16	8.30	1.78	171.10	1.12	13.57	14.82	99.18	107.38	14.12
MCPH	MIDLAND CAPITAL HOLDINGS CORP	IL	OTC PINK	12.60	150.00	0.07	319.45	0.00	NM	NM	41.33	41.33	3.94
OTTW	OTTAWA SAVINGS BANCORP, INC	IL	OTC BB	10.00	4.20	0.25	75.42	0.00	40.00	43.48	95.88	100.60	13.26

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (X)	Price/Tang. Book Value (X)	Price/ Assets (%)
PFED	PARK BANCORP, INC	IL	OTC PINK	0.35	(40.70)	(2.18)	122.44	0.00	(0.16)	(0.16)	11.29	11.29	0.29
RYFL	ROYAL FINANCIAL, INC	IL	OTC BB	9.15	15.10	2.40	81.79	0.50	3.81	4.44	70.28	70.93	11.19
SUGR	SUGAR CREEK FINANCIAL CORP	IL	OTC BB	12.00	26.30	0.18	103.42	0.00	66.67	57.14	97.88	97.88	11.60
AMFC	AMB FINANCIAL CORP.	IN	OTC BB	11.00	22.20	1.42	194.64	1.22	7.75	7.86	56.24	56.97	5.65
DSFN	DSA FINANCIAL CORP	IN	OTC BB	10.20	(6.80)	0.53	70.27	1.19	19.25	20.40	105.15	106.92	14.52
FFWC	FFW CORP	IN	OTC PINK	29.25	42.70	2.91	290.92	2.36	10.05	9.98	97.05	102.13	10.05
FDLB	FIDELITY FEDERAL BANCORP	IN	OTC PINK	25.00	273.10	9.38	378.34	0.80	2.67	3.21	56.28	56.95	6.61
FBPI	FIRST BANCORP OF INDIANA, INC	IN	OTC BB	17.00	13.30	1.02	232.68	0.66	16.67	15.89	70.92	86.47	7.31
FCAP	FIRST CAPITAL, INC	IN	NASDAQ	26.36	12.40	1.82	167.66	0.97	14.48	14.40	127.04	140.21	15.72
FSFG	FIRST SAVINGS FINANCIAL GROUP, INC	IN	NASDAQ	34.00	0.00	2.99	314.94	3.60	11.37	11.41	103.00	116.96	10.80
LPSB	LAPORTE BANCORP, INC	IN	NASDAQ	14.75	16.10	0.65	95.41	0.27	22.69	22.69	110.16	124.89	15.46
LOGN	LOGANSPORT FINANCIAL CORP.	IN	OTC PINK	29.10	1.30	0.01	0.96	0.00	NM	NM	NM	NM	NM
NWIN	NORTHWEST INDIANA BANCORP	IN	OTC BB	29.75	(0.80)	2.65	295.36	1.04	11.23	12.04	105.80	110.31	10.07
RIVR	RIVER VALLEY BANCORP	IN	NASDAQ	22.25	3.70	2.25	203.83	0.00	9.89	10.11	107.44	109.61	10.92
TDCB	THIRD CENTURY BANCORP	IN	OTC BB	8.82	13.10	0.43	88.61	0.18	20.51	15.75	79.82	80.47	9.95
UCBA	UNITED COMMUNITY BANCORP	IN	NASDAQ	14.95	25.10	0.63	111.73	1.34	23.73	21.99	109.20	115.44	13.38
WEIN	WEST END INDIANA BANCSHARES, INC	IN	OTC BB	22.55	14.20	1.51	218.39	1.17	14.93	15.45	100.04	102.22	10.33
CFFN	CAPITOL FEDERAL FINANCIAL, INC	KS	NASDAQ	12.12	2.50	0.56	71.24	0.82	21.64	21.64	118.48	118.48	17.01
PBSK	POAGE BANKSHARES, INC	KY	NASDAQ	15.50	3.30	0.81	107.75	0.76	19.14	18.24	91.66	96.09	14.39
CTUY	CENTURY NEXT FINANCIAL CORP	LA	OTC BB	18.00	(0.60)	1.43	172.38	0.00	12.59	12.59	93.90	93.90	10.44
FPBF	FPB FINANCIAL CORP	LA	OTC PINK	16.10	23.50	2.53	201.64	0.86	6.36	6.41	75.45	75.45	7.98
HIBE	HIBERNIA BANCORP, INC	LA	OTC BB	21.49	23.20	0.20	119.40	0.00	NM	NM	103.67	103.67	18.00
HFBL	HOME FED BANCORP, INC OF LOUISIANA	LA	NASDAQ	22.87	18.80	1.27	127.33	0.70	18.01	18.01	150.66	151.56	17.96
MDNB	MINDEN BANCORP, INC	LA	OTC BB	21.07	12.00	1.78	128.77	0.00	11.84	11.84	105.09	105.09	16.36
BHBK	BLUE HILLS BANCORP	MA	NASDAQ	13.85	2.00	0.27	68.73	0.02	51.30	55.40	95.65	98.65	20.15
BRKL	BROOKLINE BANCORP, INC	MA	NASDAQ	10.14	18.60	0.67	83.52	0.35	15.13	14.28	106.29	136.84	12.14
BLMT	BSB BANCORP INC.	MA	NASDAQ	21.14	30.30	0.68	186.26	0.00	31.09	31.09	133.80	134.22	11.35
CBNK	CHICOPEE BANCORP, INC	MA	NASDAQ	16.04	7.40	0.48	131.63	0.95	33.42	33.42	108.82	109.12	12.19
GTWN	GEORGETOWN BANCORP, INC	MA	NASDAQ	17.80	28.80	0.84	156.02	0.00	21.19	21.45	113.67	116.04	11.41

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (X)	Price/Tang. Book Value (X)	Price/ Assets (%)
HIFS	HINGHAM INSTITUTION FOR SAVINGS	MA	NASDAQ	116.03	42.30	8.76	794.36	2.14	13.25	13.29	184.35	184.35	14.61
MTGB	MEETINGHOUSE BANCORP INC	MA	OTC BB	14.90	27.00	0.50	179.27	0.00	29.80	24.83	106.58	110.21	8.31
EBSB	MERIDIAN BANCORP, INC	MA	NASDAQ	13.67	21.80	0.44	62.00	0.03	31.07	35.97	127.64	130.81	22.05
PLRM	PILGRIM BANCSHARES, INC	MA	OTC BB	12.10	10.80	0.21	87.92	0.00	57.62	57.62	124.10	124.10	13.76
PVBC	PROVIDENT BANCORP, INC	MA	NASDAQ	12.39	NM	0.35	73.63	0.01	35.40	28.16	123.16	123.16	16.83
WEBK	WELLESLEY BANCORP INC	MA	NASDAQ	19.14	0.70	1.15	239.08	0.00	16.64	16.79	100.00	100.00	8.01
WFD	WESTFIELD FINANCIAL INC.	MA	NASDAQ	7.65	8.40	0.32	73.38	0.11	23.91	29.42	101.32	101.32	10.43
BYBK	BAY BANCORP, INC	MD	NASDAQ	5.10	10.40	0.25	42.86	0.00	20.40	18.89	84.16	87.78	11.90
IFSB	COLOMBO BANK	MD	OTC PINK	0.45	0.00	(0.28)	126.85	0.00	(1.61)	(0.74)	3.47	3.47	0.35
FRTR	FRATERNITY COMMUNITY BANCORP, INC	MD	OTC BB	16.99	13.30	(0.19)	116.87	0.00	(89.42)	(89.42)	100.18	100.18	14.54
HBK	HAMILTON BANCORP, INC	MD	NASDAQ	14.00	4.90	0.15	104.69	0.00	93.33	NM	94.66	110.24	13.37
MBCQ	MADISON BANK OF MARYLAND	MD	OTC BB	13.48	NM	(0.29)	63.53	0.00	(46.48)	(44.93)	112.99	112.99	21.22
SVBI	SEVERN BANCORP, INC	MD	NASDAQ	4.66	2.60	0.50	76.71	0.00	9.32	9.14	54.76	55.34	6.07
EGDW	EDGEWATER BANCORP, INC	MI	OTC BB	12.25	20.70	0.18	197.37	0.00	68.06	55.68	65.02	67.23	6.21
FFNM	FIRST FED OF NO MICHIGAN BANCORP	MI	NASDAQ	6.29	18.00	0.86	90.84	0.20	7.31	7.31	73.31	77.46	6.92
FBC	FLAGSTAR BANCORP, INC	MI	NYSE	20.56	22.20	2.41	221.83	0.00	8.53	7.94	77.18	95.99	9.27
STBI	STURGIS BANCORP, INC	MI	OTC BB	10.05	15.50	1.11	174.50	0.40	9.05	9.48	60.47	78.03	5.76
WBKC	WOLVERINE BANCORP, INC	MI	NASDAQ	25.50	13.30	1.67	155.62	0.68	15.27	15.27	90.94	91.04	16.39
HMNF	HMN FINANCIAL, INC	MN	NASDAQ	11.51	13.90	0.90	137.75	2.12	12.79	12.65	70.18	71.98	8.36
REDW	REDWOOD FINANCIAL, INC	MN	OTC PINK	31.00	8.80	6.04	546.98	2.68	5.13	5.25	46.35	53.99	5.67
WEFP	WELLS FINANCIAL CORP.	MN	OTC PINK	31.33	21.70	6.14	330.76	1.97	5.10	4.93	89.16	96.52	9.47
CCFC	CCSB FINANCIAL CORP.	MO	OTC PINK	9.73	36.10	0.17	96.39	0.00	57.24	NM	87.19	87.34	10.09
FBSI	FIRST BANCSHARES, INC	MO	OTC PINK	8.10	2.50	1.73	132.49	0.05	4.68	4.88	68.41	68.41	6.11
LXMO	LEXINGTON B & L FINANCIAL CORP.	MO	OTC PINK	19.00	4.70	0.64	165.25	1.38	29.69	25.68	92.91	98.14	11.50
LBCP	LIBERTY BANCORP, INC	MO	OTC BB	15.55	4.00	1.20	122.11	1.60	12.96	11.27	86.87	91.58	12.73
NASB	NASB FINANCIAL, INC	MO	NASDAQ	29.00	(71.00)	2.74	194.55	2.65	10.58	11.07	115.45	119.59	14.91
PULB	PULASKI FINANCIAL CORP.	MO	NASDAQ	13.55	17.80	1.18	127.08	0.38	11.48	11.48	133.50	138.12	10.66
QRRY	QUARRY CITY S&L ASSN	MO	OTC BB	11.95	10.10	0.60	125.65	0.00	19.92	19.92	59.66	62.01	9.51
ASBB	ASB BANCORP, INC	NC	NASDAQ	25.05	24.30	0.82	181.33	0.57	30.55	33.40	124.50	124.50	13.81

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (X)	Price/Tang. Book Value (X)	Price/ Assets (%)
ENFC	ENTEGRA FINANCIAL CORP.	NC	NASDAQ	17.34	20.50	3.54	150.36	0.00	4.90	4.97	86.74	88.33	11.53
KSBI	KS BANCORP, INC	NC	OTC BB	12.14	20.30	1.27	254.15	1.68	9.56	9.87	48.14	48.14	4.78
LSFG	LIFESTORE FINANCIAL GROUP	NC	OTC PINK	12.50	18.10	1.21	244.03	0.00	10.33	11.16	48.68	50.34	5.12
LTLB	LITTLE BANK, SSB	NC	OTC PINK	10.71	7.30	1.00	118.79	0.15	10.71	10.71	95.54	95.54	9.02
EQFN	EQUITABLE FINANCIAL CORP	NE	NASDAQ	8.22	50.80	0.36	60.74	0.00	22.83	22.83	109.31	113.38	13.53
MCBK	MADISON COUNTY FINANCIAL, INC	NE	NASDAQ	20.61	43.60	1.22	109.38	0.25	16.89	17.47	108.02	110.10	18.84
GUAA	GUARANTY BANCORP, INC	NH	OTC PINK	18.50	0.00	2.66	441.36	0.90	6.95	7.94	43.66	43.82	4.19
LFGP	LEDYARD FINANCIAL GROUP, INC	NH	OTC PINK	55.00	6.30	4.11	418.60	2.30	13.38	13.55	140.52	140.52	13.14
LSBG	NEW HAMPSHIRE THRIFT BANCSHARES	NH	NASDAQ	14.54	(6.70)	1.16	178.42	0.53	12.53	12.98	84.24	136.65	8.15
CBNJ	CAPE BANCORP, INC	NJ	NASDAQ	12.41	31.60	0.80	110.52	0.24	15.51	13.64	103.59	121.55	11.23
CSBK	CLIFTON BANCORP INC.	NJ	NASDAQ	13.88	10.20	0.33	44.68	0.29	42.06	49.57	105.95	105.95	31.07
DLNO	DELANCO BANCORP, INC	NJ	OTC PINK	9.40	21.30	(0.42)	135.06	0.00	(22.38)	52.22	69.84	69.84	6.96
KRNY	KEARNY FINANCIAL CORP	NJ	NASDAQ	11.47	18.70	0.05	64.27	0.03	NM	NM	66.00	72.83	17.85
MSBF	MSB FINANCIAL CORP	NJ	NASDAQ	11.60	228.60	0.09	62.29	0.00	NM	NM	127.61	127.61	18.62
NFBK	NORTHFIELD BANCORP, INC	NJ	NASDAQ	15.21	9.50	0.41	69.50	0.27	37.10	37.10	124.77	128.46	21.88
OSHC	OCEAN SHORE HOLDING COMPANY	NJ	NASDAQ	16.08	11.80	1.05	166.76	0.24	15.31	15.31	93.00	97.45	9.64
OCFC	OCEANFIRST FINANCIAL CORP.	NJ	NASDAQ	17.22	7.50	1.15	147.47	0.50	14.97	14.97	127.56	129.09	11.68
ORIT	ORITANI FINANCIAL CORP	NJ	NASDAQ	15.62	NM	1.08	74.08	0.87	14.46	17.55	135.12	135.12	21.09
PFS	PROVIDENT FINANCIAL SERVICES, INC	NJ	NYSE	19.50	19.10	1.27	134.87	0.61	15.35	15.48	108.15	169.57	14.46
AF	ASTORIA FINANCIAL CORP	NY	NYSE	16.10	NM	0.92	149.80	0.16	17.50	17.69	98.53	111.81	10.75
CARV	CARVER BANCORP, INC	NY	NASDAQ	6.65	(28.40)	0.00	198.59	0.00	NM	NM	44.51	44.66	3.35
DCOM	DIME COMMUNITY BANCSHARES, INC	NY	NASDAQ	16.90	17.40	1.22	129.94	0.54	13.85	14.32	129.90	146.83	13.01
ESBK	ELMIRA SAVINGS BANK	NY	NASDAQ	19.20	(13.70)	1.52	208.58	0.92	12.63	13.33	95.38	128.86	9.21
GOVB	GOUVERNEUR BANCORP, INC	NY	OTC PINK	13.00	21.50	0.58	58.60	0.13	22.41	23.64	108.15	108.15	22.18
PFDB	PATRIOT FEDERAL BANK	NY	OTC PINK	7.08	21.00	0.34	133.12	0.00	20.82	25.29	56.96	57.84	5.32
SCAY	SENECA-CAYUGA BANCORP, INC	NY	OTC PINK	11.75	15.20	0.69	119.98	0.55	17.03	24.48	111.16	112.87	9.79
SNNY	SUNNYSIDE BANCORP INC	NY	OTC BB	10.40	5.10	(0.12)	115.03	0.00	(86.67)	(45.22)	71.58	71.58	9.04
TRST	TRUSTCO BANK CORP NY	NY	NASDAQ	5.84	(9.30)	0.45	49.71	0.26	12.98	13.27	134.87	134.87	11.75
ASBN	ASB FINANCIAL CORP	OH	OTC PINK	13.00	0.00	0.95	127.79	0.00	13.68	13.68	93.12	104.50	10.17

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (X)	Price/Tang. Book Value (X)	Price/ Assets (%)
CFBK	CENTRAL FEDERAL CORP	OH	NASDAQ	1.34	0.80	0.12	20.82	0.00	11.17	11.17	58.77	58.77	6.44
CHEV	CHEVIOT FINANCIAL CORP	OH	NASDAQ	13.81	8.40	0.30	84.83	0.38	46.03	49.32	105.10	121.25	16.28
CIBN	COMMUNITY INVESTORS BANCORP, INC	OH	OTC PINK	11.45	29.40	1.78	260.54	0.34	6.43	6.33	51.12	53.21	4.39
FDEF	FIRST DEFIANCE FINANCIAL CORP	OH	NASDAQ	36.56	35.40	2.83	240.23	0.75	12.92	12.74	121.74	165.06	15.22
FNFI	FIRST NILES FINANCIAL, INC	OH	OTC PINK	9.00	(9.50)	0.25	88.44	0.26	36.00	81.82	80.65	80.65	10.18
HCFL	HOME CITY FINANCIAL CORP	OH	OTC PINK	17.77	9.00	1.70	186.85	0.62	10.45	9.98	88.45	88.45	9.51
HLFN	HOME LOAN FINANCIAL CORP	OH	OTC BB	24.00	24.70	2.13	138.25	1.43	11.27	11.37	160.21	161.62	17.36
PPSF	PEOPLES-SIDNEY FINANCIAL CORP	OH	OTC PINK	8.25	(4.70)	0.47	88.78	0.45	17.55	17.19	68.81	68.81	9.29
PFOH	PERPETUAL FEDERAL SAVINGS BANK	OH	OTC PINK	19.00	(1.00)	2.03	142.78	0.77	9.36	9.36	73.05	73.05	13.31
UCFC	UNITED COMMUNITY FINANCIAL CORP	OH	NASDAQ	5.00	6.80	0.31	41.32	0.06	16.13	15.63	97.85	100.20	12.10
VERF	VERSAILLES FINANCIAL CORP	OH	OTC BB	22.00	31.30	0.76	135.30	0.00	28.95	28.95	85.04	85.04	16.26
MWBC	WATCH HILL BANK	OH	OTC PINK	15.00	4.20	0.33	131.72	0.00	45.45	48.39	93.81	94.04	11.39
WAYN	WAYNE SAVINGS BANCSHARES, INC	OH	NASDAQ	12.50	1.20	0.67	152.59	0.45	18.66	17.86	89.61	94.63	8.19
BNCL	BENEFICIAL BANCORP, INC	PA	NASDAQ	13.26	3.80	0.22	57.19	0.00	60.27	NM	98.81	111.62	23.19
ESSA	ESSA BANCORP, INC	PA	NASDAQ	12.96	14.70	0.86	140.77	0.31	15.07	16.41	86.34	93.10	9.21
EKFC	EUREKA FINANCIAL CORP	PA	OTC PINK	27.35	47.80	1.44	205.96	0.00	18.99	18.99	82.70	82.70	13.28
FXCB	FOX CHASE BANCORP, INC	PA	NASDAQ	17.36	6.40	0.84	93.86	0.63	20.67	20.42	115.73	115.81	18.50
HARL	HARLEYSVILLE SAVINGS FIN CORP	PA	OTC PINK	18.60	12.70	1.48	207.92	1.28	12.57	13.01	109.09	109.09	8.95
MLVF	MALVERN BANCORP, INC	PA	NASDAQ	15.65	(2.20)	0.57	99.02	0.00	27.46	33.30	151.06	151.94	15.80
NWBI	NORTHWEST BANCSHARES INC	PA	NASDAQ	13.00	(59.60)	0.65	94.97	0.54	20.00	19.70	105.95	138.45	13.69
PBCP	POLONIA BANCORP, INC	PA	NASDAQ	13.00	26.10	0.12	86.22	0.00	NM	NM	122.87	123.46	15.08
PBIP	PRUDENTIAL BANCORP, INC	PA	NASDAQ	14.41	17.80	0.30	56.53	0.00	48.03	NM	129.12	129.12	25.49
QNTO	QUAINT OAK BANCORP INC	PA	OTC PINK	24.00	167.30	1.43	189.76	0.27	16.78	16.00	127.32	127.66	12.65
STND	STANDARD FINANCIAL CORP	PA	NASDAQ	23.50	14.40	1.14	137.07	0.88	20.61	21.17	112.55	128.63	17.14
UASB	UNITED-AMERICAN SAVINGS BANK	PA	OTC BB	22.50	12.50	2.18	293.37	0.29	10.32	8.93	87.96	87.96	7.67
WVFC	WVS FINANCIAL CORP	PA	NASDAQ	10.75	(1.10)	0.68	161.81	0.61	15.81	15.81	72.49	72.49	6.64
CWAY	COASTWAY BANCORP, INC	RI	NASDAQ	11.04	(5.00)	0.25	106.40	0.00	44.16	33.45	101.94	102.41	10.38
FCPB	FIRST CAPITAL BANCSHARES, INC	SC	OTC PINK	6.00	0.00	0.60	93.08	0.00	10.00	9.68	43.89	43.89	6.45
FSGB	FIRST FED OF SOUTH CAROLINA, FSB	SC	OTC PINK	5.50	223.50	(0.41)	71.41	0.00	(13.41)	(34.38)	136.48	145.50	7.70

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (X)	Price/Tang. Book Value (X)	Price/ Assets (%)
HFFC	HF FINANCIAL CORP.	SD	NASDAQ	16.23	20.80	0.80	166.36	0.45	20.29	18.87	106.01	123.42	9.76
CASH	META FINANCIAL GROUP, INC	SD	NASDAQ	41.77	18.50	2.60	364.07	0.50	16.07	14.92	106.97	144.53	11.47
AFCB	ATHENS BANCSHARES CORP	TN	NASDAQ	29.99	21.70	1.68	173.71	0.00	17.85	17.34	141.53	141.80	17.26
FABK	FIRST ADVANTAGE BANCORP	TN	OTC BB	14.76	6.60	0.82	125.69	0.64	18.00	18.45	93.60	93.60	11.74
SFBK	SFB BANCORP, INC	TN	OTC PINK	33.51	39.60	1.23	106.48	0.33	27.24	30.74	140.86	141.75	31.47
UNTN	UNITED TENNESSEE BANKSHARES	TN	OTC PINK	18.50	29.40	1.44	170.27	0.52	12.85	13.31	106.44	106.44	10.87
BAFI	BANCAFFILIATED, INC	TX	OTC PINK	75.00	27.90	31.10	1,941.70	17.96	2.41	2.47	39.16	40.98	3.86
TBK	TRIUMPH BANCORP, INC	TX	NASDAQ	16.80	24.00	1.51	87.66	0.00	11.13	10.98	114.83	129.03	19.16
ANCB	ANCHOR BANCORP, INC	WA	NASDAQ	22.03	7.00	4.02	154.97	2.31	5.48	5.26	94.43	94.79	14.22
FFNW	FIRST FINANCIAL NORTHWEST, INC	WA	NASDAQ	12.09	18.40	0.69	68.25	0.22	17.52	18.32	99.67	99.67	17.71
FSBW	FS BANCORP, INC	WA	NASDAQ	23.58	25.70	2.60	196.63	0.00	9.07	9.14	112.55	121.92	11.99
HMST	HOMESTREET, INC	WA	NASDAQ	23.10	35.20	1.73	225.44	0.00	13.35	13.83	110.74	173.29	10.25
RVSB	RIVERVIEW BANCORP, INC	WA	NASDAQ	4.75	19.00	0.28	39.71	0.27	16.96	16.38	85.59	107.95	11.96
SFBC	SOUND FINANCIAL BANCORP, INC	WA	NASDAQ	20.12	13.00	1.84	203.36	0.49	10.93	10.76	94.95	102.29	9.89
TSBK	TIMBERLAND BANCORP, INC	WA	NASDAQ	10.89	3.30	1.18	115.66	0.24	9.23	9.15	86.16	93.64	9.42
ABCW	ANCHOR BANCORP WISCONSIN, INC	WI	NASDAQ	42.59	NM	6.32	105.27	0.00	6.74	7.32	251.42	265.52	40.46
BKMU	BANK MUTUAL CORP	WI	NASDAQ	7.68	41.80	0.31	53.71	0.18	24.77	24.77	126.94	130.39	14.30
HWIS	HOME BANCORP WISCONSIN, INC	WI	OTC PINK	7.90	0.80	(0.76)	148.50	0.00	(10.39)	(14.11)	63.66	63.66	5.32
WSBF	WATERSTONE FINANCIAL, INC	WI	NASDAQ	13.48	16.70	0.53	58.11	0.20	25.43	25.92	103.61	104.01	23.20
WBB	WESTBURY BANCORP, INC	WI	NASDAQ	17.82	18.40	0.89	150.57	0.26	20.02	8.41	106.20	108.00	11.84
CRZY	CRAZY WOMAN CREEK BANCORP	WY	OTC PINK	11.25	4.70	0.06	11.39	0.25	NM	NM	969.83	978.26	98.77
ALL INSTITUTIONS													
	AVERAGE			17.59	20.00	1.35	160.99	0.57	16.26	16.21	105.94	112.09	13.00
	HIGH			128.83	273.10	31.10	1,941.70	17.96	93.33	81.82	969.83	978.26	98.77
	LOW			0.20	(71.00)	(2.18)	0.96	0.00	(89.42)	(89.42)	1.37	1.37	0.09

AVERAGE FOR STATE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

	PER SHARE					PRICING RATIOS				
	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (X)	Price/Tang. Book Value (X)	Price/ Assets (%)
IL	12.70	34.43	0.74	162.06	0.38	14.41	14.14	87.52	89.51	10.69
AVERAGE BY REGION										
MIDWEST	16.25	23.43	1.27	155.41	0.53	16.72	17.02	92.91	97.87	11.63
NORTH CENTRAL	18.64	12.32	1.79	183.39	0.99	17.82	14.49	93.23	99.84	11.31
NORTHEAST	17.34	17.45	0.93	149.15	0.36	20.47	23.25	106.66	113.81	13.25
SOUTHEAST	13.91	24.32	0.71	121.81	0.30	9.31	5.05	101.23	107.10	12.58
SOUTHWEST	27.33	18.40	5.69	396.98	2.79	10.39	10.38	97.54	99.95	13.39
WEST	24.15	18.14	1.71	154.10	0.42	13.27	13.33	177.95	186.66	19.57
AVERAGE BY EXCHANGE										
NYSE	18.87	16.87	1.40	177.21	0.24	15.22	15.20	103.95	136.78	11.01
NASDAQ	18.51	14.87	1.18	133.11	0.44	20.95	20.00	112.24	120.16	14.32
OTC-BB	15.29	20.67	0.93	158.63	0.45	9.88	10.41	91.77	94.05	11.43
OTC PINK	17.31	30.00	2.00	217.67	0.96	11.43	13.01	103.89	106.77	11.68

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 32

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
SCBS	SOUTHERN COMMUNITY BANCSHARES	AL	81,318	8,429	8,429	0.40	0.30	3.74	2.87	OTC PINK	1,300,000	11,050
SZBI	SOUTHFIRST BANCSHARES, INC	AL	89,988	9,557	9,557	0.08	0.14	0.72	1.30	OTC PINK	701,526	2,420
BOFI	BOFI HOLDING, INC	CA	6,259,648	578,217	575,530	1.63	1.63	15.62	18.29	NASDAQ	15,640,845	2,015,010
BYFC	BROADWAY FINANCIAL CORP	CA	403,881	43,841	43,786	1.24	1.30	10.50	11.93	NASDAQ	29,076,708	35,183
FUBP	FIRST ULB CORP	CA	385,635	35,697	34,721	0.44	0.46	4.58	4.86	OTC PINK	1,409,938	21,854
MLGF	MALAGA FINANCIAL CORP	CA	979,390	130,826	130,826	1.27	1.27	9.28	9.54	OTC BB	6,029,349	131,982
PROV	PROVIDENT FINANCIAL HOLDINGS, INC	CA	1,177,312	139,254	138,800	0.86	0.83	7.08	6.66	NASDAQ	10,856,027	182,164
FBNK	FIRST CONNECTICUT BANCORP, INC	CT	2,708,787	243,195	238,964	0.52	0.46	5.49	4.94	NASDAQ	15,924,088	256,696
NVSL	NAUGATUCK VALLEY FINANCIAL CORP	CT	495,528	57,470	57,470	0.57	0.19	4.88	1.68	NASDAQ	7,002,208	75,904
SIFI	SI FINANCIAL GROUP INC	CT	1,453,462	153,979	134,767	0.31	0.30	2.79	2.72	NASDAQ	12,227,845	145,511
UBNK	UNITED FINANCIAL BANCORP, INC	CT	5,844,624	621,452	492,237	0.74	0.60	6.62	5.23	NASDAQ	49,502,326	646,005
WSFS	WSFS FINANCIAL CORP	DE	5,067,942	505,617	449,278	1.06	1.04	10.34	10.47	NASDAQ	27,898,384	803,752
ACFC	ATLANTIC COAST FINANCIAL CORP	FL	816,446	76,588	75,964	0.62	0.63	6.19	6.62	NASDAQ	15,509,061	85,765
EVER	EVERBANK FINANCIAL CORP	FL	25,214,743	1,822,869	1,416,335	0.54	0.54	6.77	6.90	NYSE	124,619,023	2,405,147
FFHD	FIRSTATLANTIC BANK	FL	445,479	54,708	51,805	1.08	1.08	8.15	8.51	OTC PINK	5,995,000	60,370
SSNF	SUNSHINE BANK	FL	441,738	57,329	48,106	(0.64)	(0.62)	(3.71)	(4.09)	OTC PINK	7,394,000	139,377
CHFN	CHARTER FINANCIAL CORP	GA	1,028,958	204,930	200,058	0.55	0.54	2.72	2.55	NASDAQ	16,337,158	207,155
TBNK	TERRITORIAL BANCORP INC.	HI	1,783,512	218,366	217,922	0.84	0.82	6.64	6.48	NASDAQ	9,719,600	253,098
AJSB	AJS BANCORP, INC	IL	208,546	29,633	29,628	0.08	0.06	0.59	0.45	OTC BB	2,198,435	32,977
AFBA	ALLIED FIRST BANCORP, INC	IL	117,671	7,447	7,447	0.63	0.62	9.94	10.55	OTC BB	511,300	102
BFIN	BANKFINANCIAL CORP	IL	1,431,423	213,074	210,893	2.89	3.03	19.35	NM	NASDAQ	20,501,966	254,839
BFFI	BEN FRANKLIN FINANCIAL, INC	IL	85,160	8,853	8,853	(1.42)	(1.54)	(13.81)	(15.81)	OTC BB	1,949,956	23,399
FIRT	FIRST BANCTRUST CORP	IL	443,372	44,833	43,859	0.76	0.74	7.37	7.38	OTC PINK	2,153,000	36,063
GTPS	GREAT AMERICAN BANCORP, INC	IL	171,884	15,961	14,953	0.42	0.41	4.55	4.44	OTC BB	460,294	10,357
HARI	HARVARD BANCSHARES, INC	IL	213,406	23,596	20,891	0.42	0.48	3.86	4.47	OTC BB	816,076	11,017
IROQ	IF BANCORP, INC	IL	557,576	68,256	67,756	0.61	0.59	4.90	4.78	NASDAQ	4,811,255	82,465
JXSB	JACKSONVILLE BANCORP, INC	IL	306,186	43,591	40,265	1.03	0.94	7.33	6.80	NASDAQ	1,789,523	43,235
MCPH	MIDLAND CAPITAL HOLDINGS CORP	IL	119,026	11,361	11,361	0.02	(0.03)	0.24	(0.29)	OTC PINK	372,600	4,695
OTTW	OTTAWA SAVINGS BANCORP, INC	IL	218,286	30,176	28,767	0.39	0.35	2.43	2.52	OTC BB	2,894,123	28,941

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
PFED	PARK BANCORP, INC	IL	145,699	3,685	3,685	(1.68)	(1.71)	NM	NM	OTC PINK	1,190,000	417
RYFL	ROYAL FINANCIAL, INC	IL	205,047	32,639	32,336	3.52	3.03	18.41	18.31	OTC BB	2,507,112	22,940
SUGR	SUGAR CREEK FINANCIAL CORP	IL	97,183	11,517	11,517	0.18	0.20	1.47	1.69	OTC BB	939,730	11,277
AMFC	AMB FINANCIAL CORP.	IN	191,062	19,202	18,958	0.74	0.73	7.26	7.19	OTC BB	981,630	10,798
DSFN	DSA FINANCIAL CORP	IN	117,343	16,194	15,924	0.75	0.71	5.43	4.96	OTC BB	1,670,000	17,034
FFWC	FFW CORP	IN	332,260	34,418	32,711	0.99	1.00	9.66	9.89	OTC PINK	1,142,084	33,406
FDLB	FIDELITY FEDERAL BANCORP	IN	346,812	40,717	40,238	2.94	2.45	NM	NM	OTC PINK	916,656	22,916
FBPI	FIRST BANCORP OF INDIANA, INC	IN	403,001	41,524	34,055	0.46	0.48	4.27	4.51	OTC BB	1,732,000	29,444
FCAP	FIRST CAPITAL, INC	IN	462,570	57,252	51,866	1.09	1.10	8.79	9.03	NASDAQ	2,759,002	72,727
FSFG	FIRST SAVINGS FINANCIAL GROUP, INC	IN	743,136	77,901	68,584	0.97	0.97	9.06	8.96	NASDAQ	2,359,581	80,226
LPSB	LAPORTE BANCORP, INC	IN	536,527	75,320	66,390	0.70	0.70	4.84	4.93	NASDAQ	5,623,566	82,948
LOGN	LOGANSPORT FINANCIAL CORP.	IN	166,704	21,437	21,226	1.12	1.11	8.54	8.75	OTC PINK	173,107,000	5,037,414
NWIN	NORTHWEST INDIANA BANCORP	IN	842,190	80,173	76,909	0.93	0.87	9.42	9.15	OTC BB	2,851,417	84,830
RIVR	RIVER VALLEY BANCORP	IN	512,376	52,056	51,023	1.11	1.09	10.88	11.34	NASDAQ	2,513,696	55,930
TDCB	THIRD CENTURY BANCORP	IN	125,829	15,689	15,562	0.49	0.64	3.89	5.12	OTC BB	1,420,000	12,524
UCBA	UNITED COMMUNITY BANCORP	IN	517,837	63,455	60,037	0.56	0.61	4.59	4.89	NASDAQ	4,634,608	69,287
WEIN	WEST END INDIANA BANCSHARES, INC	IN	274,356	28,316	27,710	0.71	0.69	6.70	6.56	OTC BB	1,256,239	28,328
CFFN	CAPITOL FEDERAL FINANCIAL, INC	KS	9,861,647	1,416,226	1,415,650	0.79	0.79	5.51	5.34	NASDAQ	138,421,120	1,677,664
PBSK	POAGE BANKSHARES, INC	KY	425,432	66,749	63,687	0.76	0.80	4.79	5.16	NASDAQ	3,948,244	61,198
CTUY	CENTURY NEXT FINANCIAL CORP	LA	181,992	20,244	20,244	0.88	0.88	7.46	7.84	OTC BB	1,055,760	19,004
FPBF	FPB FINANCIAL CORP	LA	234,165	24,785	24,785	1.29	1.27	11.87	12.37	OTC PINK	1,161,292	18,697
HIBE	HIBERNIA BANCORP, INC	LA	114,053	19,805	19,805	0.17	0.17	0.95	0.94	OTC BB	955,194	20,527
HFBL	HOME FED BANCORP, INC OF LOUISIANA	LA	366,327	43,684	43,405	1.03	1.03	8.37	8.52	NASDAQ	2,877,032	65,798
MDNB	MINDEN BANCORP, INC	LA	302,856	47,156	47,156	1.42	1.42	8.89	9.33	OTC BB	2,352,000	49,557
BHBK	BLUE HILLS BANCORP	MA	1,934,886	407,612	395,294	0.42	0.39	1.85	1.72	NASDAQ	28,150,313	389,882
BRKL	BROOKLINE BANCORP, INC	MA	5,856,723	668,740	519,493	0.82	0.86	7.06	7.71	NASDAQ	70,121,016	711,027
BLMT	BSB BANCORP INC.	MA	1,692,423	143,571	143,091	0.41	0.41	4.33	4.46	NASDAQ	9,086,488	192,088
CBNK	CHICOPEE BANCORP, INC	MA	693,891	77,678	77,472	0.38	0.39	3.24	3.23	NASDAQ	5,271,470	84,554
GTWN	GEORGETOWN BANCORP, INC	MA	287,709	28,874	28,283	0.55	0.55	5.33	5.53	NASDAQ	1,844,040	32,824

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
HIFS	HINGHAM INSTITUTION FOR SAVINGS	MA	1,690,994	133,976	133,976	1.17	1.16	13.92	14.66	NASDAQ	2,128,750	246,999
MTGB	MEETINGHOUSE BANCORP INC	MA	119,915	9,350	9,042	0.30	0.35	3.59	4.68	OTC BB	668,919	9,967
EBSB	MERIDIAN BANCORP, INC	MA	3,376,324	583,099	569,026	0.73	0.64	4.08	3.62	NASDAQ	54,458,315	744,445
PLRM	PILGRIM BANCSHARES, INC	MA	197,619	21,906	21,906	0.24	0.24	2.19	2.69	OTC BB	2,247,589	27,196
PVBC	PROVIDENT BANCORP, INC	MA	699,431	95,575	95,575	0.50	0.62	3.52	4.91	NASDAQ	9,498,722	117,689
WEBK	WELLESLEY BANCORP INC	MA	587,933	47,061	47,061	0.52	0.51	6.02	6.18	NASDAQ	2,459,138	47,068
WFD	WESTFIELD FINANCIAL INC.	MA	1,357,215	139,608	139,608	0.45	0.36	4.28	3.41	NASDAQ	18,495,624	141,492
BYBK	BAY BANCORP, INC	MD	474,135	67,043	64,221	0.58	0.62	4.16	4.44	NASDAQ	11,062,665	56,420
IFSB	COLOMBO BANK	MD	196,925	20,099	20,099	(0.22)	(0.48)	(2.16)	(4.71)	OTC PINK	1,552,448	699
FRTR	FRATERNITY COMMUNITY BANCORP, INC	MD	161,403	23,418	23,418	(0.16)	(0.16)	(1.12)	(1.10)	OTC BB	1,381,082	23,465
HBK	HAMILTON BANCORP, INC	MD	357,853	50,554	43,426	0.16	0.11	1.04	0.71	NASDAQ	3,418,113	47,854
MBCQ	MADISON BANK OF MARYLAND	MD	134,421	25,242	25,242	(0.45)	(0.47)	(2.40)	(3.01)	OTC BB	2,116,000	28,524
SVBI	SEVERN BANCORP, INC	MD	773,875	85,876	84,931	0.65	0.67	5.83	6.12	NASDAQ	10,088,879	47,014
EGDW	EDGEWATER BANCORP, INC	MI	131,826	12,582	12,172	0.10	0.12	0.97	1.15	OTC BB	667,898	8,182
FFNM	FIRST FED OF NO MICHIGAN BANCORP	MI	338,552	31,971	30,264	0.99	0.99	10.02	10.02	NASDAQ	3,727,014	23,443
FBC	FLAGSTAR BANCORP, INC	MI	12,519,193	1,503,303	1,209,061	1.23	1.32	9.04	10.22	NYSE	56,436,026	1,160,325
STBI	STURGIS BANCORP, INC	MI	362,227	34,507	26,728	0.68	0.65	6.69	6.52	OTC BB	2,075,841	20,862
WBKC	WOLVERINE BANCORP, INC	MI	343,550	61,895	61,824	1.08	1.08	5.95	6.10	NASDAQ	2,207,551	56,293
HMNF	HMN FINANCIAL, INC	MN	617,529	73,531	71,673	0.67	0.67	5.49	5.36	NASDAQ	4,482,893	51,598
REDW	REDWOOD FINANCIAL, INC	MN	244,488	29,892	25,665	1.14	1.12	9.03	9.06	OTC PINK	446,980	13,856
WEFP	WELLS FINANCIAL CORP.	MN	268,404	28,516	26,341	1.92	1.99	17.47	19.23	OTC PINK	811,478	25,424
CCFC	CCSB FINANCIAL CORP.	MO	88,385	10,234	10,211	0.17	0.00	1.50	0.03	OTC PINK	916,940	8,922
FBSI	FIRST BANCSHARES, INC	MO	205,460	18,367	18,367	1.35	1.31	14.58	15.88	OTC PINK	1,550,815	12,562
LXMO	LEXINGTON B & L FINANCIAL CORP.	MO	119,869	14,834	14,045	0.38	0.45	3.14	3.59	OTC PINK	725,370	13,782
LBCP	LIBERTY BANCORP, INC	MO	439,592	64,445	61,131	0.95	1.10	6.72	7.66	OTC BB	3,600,000	55,980
NASB	NASB FINANCIAL, INC	MO	1,530,635	197,613	190,798	1.60	1.53	10.91	10.36	NASDAQ	7,867,614	228,161
PULB	PULASKI FINANCIAL CORP.	MO	1,521,694	121,498	117,523	0.97	0.98	11.63	12.15	NASDAQ	11,974,158	162,250
QRRY	QUARRY CITY S&L ASSN	MO	51,226	8,165	7,857	0.50	0.50	3.01	3.06	OTC BB	407,691	4,872
ASBB	ASB BANCORP, INC	NC	795,051	88,207	88,207	0.46	0.42	4.05	3.72	NASDAQ	4,384,657	109,836

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ENFC	ENTEGRA FINANCIAL CORP.	NC	984,300	130,835	128,517	2.48	2.45	17.72	19.45	NASDAQ	6,546,375	113,514
KSBI	KS BANCORP, INC	NC	330,390	32,783	32,783	0.51	0.50	5.04	5.01	OTC BB	1,300,000	15,782
LSFG	LIFESTORE FINANCIAL GROUP	NC	256,422	26,986	26,095	0.50	0.46	4.70	4.45	OTC PINK	1,050,800	13,135
LTLB	LITTLE BANK, SSB	NC	365,172	34,469	34,469	0.87	0.87	8.91	9.25	OTC PINK	3,074,021	32,923
EQFN	EQUITABLE FINANCIAL CORP	NE	211,206	26,160	25,213	0.63	0.63	4.74	5.55	NASDAQ	3,477,328	28,584
MCBK	MADISON COUNTY FINANCIAL, INC	NE	324,515	56,611	55,537	1.16	1.12	6.40	6.37	NASDAQ	2,966,982	61,149
GUAA	GUARANTY BANCORP, INC	NH	428,905	41,171	41,029	0.63	0.55	6.28	5.61	OTC PINK	971,787	17,978
LFGP	LEDYARD FINANCIAL GROUP, INC	NH	436,604	40,825	40,825	0.99	0.98	10.51	10.61	OTC PINK	1,043,000	57,365
LSBG	NEW HAMPSHIRE THRIFT BANCSHARES	NH	1,490,303	144,173	88,909	0.65	0.63	6.74	6.28	NASDAQ	8,352,898	121,451
CBNJ	CAPE BANCORP, INC	NJ	1,564,659	169,650	144,611	0.85	0.97	6.65	8.29	NASDAQ	14,156,810	175,686
CSBK	CLIFTON BANCORP INC.	NJ	1,154,143	338,267	338,267	0.73	0.62	2.56	2.10	NASDAQ	25,831,756	358,545
DLNO	DELANCO BANCORP, INC	NJ	127,690	12,721	12,721	(0.31)	0.13	(3.10)	1.33	OTC PINK	945,425	8,887
KRNY	KEARNY FINANCIAL CORP	NJ	4,301,941	1,163,610	1,054,259	0.16	0.21	0.30	0.77	NASDAQ	66,936,040	767,756
MSBF	MSB FINANCIAL CORP	NJ	370,854	54,150	54,150	0.15	0.18	1.01	1.38	NASDAQ	5,953,834	69,064
NFBK	NORTHFIELD BANCORP, INC	NJ	3,181,746	558,204	541,842	0.62	0.61	3.38	3.17	NASDAQ	45,778,594	696,292
OSHC	OCEAN SHORE HOLDING COMPANY	NJ	1,067,459	110,701	105,606	0.64	0.64	6.07	6.22	NASDAQ	6,401,260	102,932
OCFC	OCEANFIRST FINANCIAL CORP.	NJ	2,563,373	234,687	231,934	0.82	0.82	8.53	8.82	NASDAQ	17,382,730	299,331
ORIT	ORITANI FINANCIAL CORP	NJ	3,348,478	522,351	522,351	1.49	1.22	9.37	7.68	NASDAQ	45,198,765	706,005
PFS	PROVIDENT FINANCIAL SERVICES, INC	NJ	8,858,588	1,184,128	755,129	0.97	0.96	7.05	7.16	NYSE	65,682,059	1,280,800
AF	ASTORIA FINANCIAL CORP	NY	15,099,204	1,647,182	1,451,543	0.61	0.60	5.64	5.68	NYSE	100,793,269	1,622,772
CARV	CARVER BANCORP, INC	NY	733,993	55,224	55,019	0.00	(0.01)	(0.01)	(0.08)	NASDAQ	3,696,087	24,579
DCOM	DIME COMMUNITY BANCSHARES, INC	NY	4,832,492	483,879	427,976	0.98	0.96	9.38	9.37	NASDAQ	37,189,352	628,500
ESBK	ELMIRA SAVINGS BANK	NY	566,361	54,657	40,452	0.75	0.71	7.53	7.13	NASDAQ	2,715,259	52,133
GOVB	GOUVERNEUR BANCORP, INC	NY	139,459	28,607	28,607	0.97	0.92	4.82	4.68	OTC PINK	2,380,000	30,940
PFDB	PATRIOT FEDERAL BANK	NY	127,469	11,905	11,724	0.26	0.22	2.76	2.30	OTC PINK	957,544	6,779
SCAY	SENECA-CAYUGA BANCORP, INC	NY	285,563	25,148	24,784	0.58	0.40	6.49	4.38	OTC PINK	2,380,000	27,965
SNNY	SUNNYSIDE BANCORP INC	NY	91,273	11,532	11,532	(0.10)	(0.20)	(0.83)	(1.62)	OTC BB	793,500	8,252
TRST	TRUSTCO BANK CORP NY	NY	4,729,734	412,292	411,739	0.92	0.90	10.36	10.49	NASDAQ	95,148,720	555,669
ASBN	ASB FINANCIAL CORP	OH	252,898	27,623	24,610	0.74	0.75	6.77	7.05	OTC PINK	1,979,034	25,727

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
CFBK	CENTRAL FEDERAL CORP	OH	329,451	36,042	36,030	0.58	0.59	5.13	5.31	NASDAQ	15,823,710	21,204
CHEV	CHEVIOT FINANCIAL CORP	OH	576,426	89,293	77,402	0.35	0.33	2.26	2.15	NASDAQ	6,795,454	93,845
CIBN	COMMUNITY INVESTORS BANCORP, INC	OH	136,782	11,761	11,296	0.70	0.71	7.94	8.35	OTC PINK	525,000	6,011
FDEF	FIRST DEFIANCE FINANCIAL CORP	OH	2,228,645	278,557	205,531	1.20	1.22	9.41	9.58	NASDAQ	9,277,113	339,171
FNFI	FIRST NILES FINANCIAL, INC	OH	100,817	12,728	12,728	0.28	0.12	2.21	0.98	OTC PINK	1,140,000	10,260
HCFL	HOME CITY FINANCIAL CORP	OH	149,938	16,121	16,121	0.92	0.96	8.47	9.13	OTC PINK	802,466	14,260
HLFN	HOME LOAN FINANCIAL CORP	OH	193,063	20,920	20,742	1.61	1.59	14.23	14.45	OTC BB	1,396,506	33,516
PPSF	PEOPLES-SIDNEY FINANCIAL CORP	OH	110,568	14,937	14,937	0.53	0.54	3.90	3.99	OTC PINK	1,245,410	10,275
PFOH	PERPETUAL FEDERAL SAVINGS BANK	OH	352,661	64,255	64,255	1.43	1.43	7.79	7.98	OTC PINK	2,470,032	46,931
UCFC	UNITED COMMUNITY FINANCIAL CORP	OH	1,973,916	243,929	238,424	0.78	0.80	6.05	6.36	NASDAQ	47,772,682	238,863
VERF	VERSAILLES FINANCIAL CORP	OH	53,045	10,142	10,142	0.57	0.57	2.93	2.93	OTC BB	392,044	8,625
MWBC	WATCH HILL BANK	OH	115,412	14,006	13,973	0.28	0.26	2.04	2.38	OTC PINK	876,160	13,142
WAYN	WAYNE SAVINGS BANCSHARES, INC	OH	424,471	38,818	36,744	0.45	0.46	4.81	5.02	NASDAQ	2,781,839	34,773
BNCL	BENEFICIAL BANCORP, INC	PA	4,737,118	1,111,748	983,550	0.77	0.24	1.63	1.04	NASDAQ	82,824,449	1,098,252
ESSA	ESSA BANCORP, INC	PA	1,606,544	171,280	158,851	0.62	0.57	5.72	5.36	NASDAQ	11,412,821	147,910
EKFC	EUREKA FINANCIAL CORP	PA	248,681	39,935	39,935	0.67	0.67	4.36	4.45	OTC PINK	1,207,408	33,023
FXCB	FOX CHASE BANCORP, INC	PA	1,101,212	176,002	175,903	0.91	0.91	5.61	5.62	NASDAQ	11,732,991	203,685
HARL	HARLEYSVILLE SAVINGS FIN CORP	PA	779,073	63,892	63,892	0.70	0.68	8.68	8.41	OTC PINK	3,747,031	69,695
MLVF	MALVERN BANCORP, INC	PA	649,396	67,951	67,550	0.63	0.53	5.52	4.74	NASDAQ	6,558,473	102,640
NWBI	NORTHWEST BANCSHARES INC	PA	8,984,970	1,161,337	888,418	0.73	0.74	5.31	5.57	NASDAQ	94,613,110	1,229,970
PBCP	POLONIA BANCORP, INC	PA	287,375	35,253	35,098	0.14	0.02	1.18	0.18	NASDAQ	3,333,136	43,331
PBIP	PRUDENTIAL BANCORP, INC	PA	486,850	96,133	96,133	0.50	0.14	2.65	0.73	NASDAQ	8,612,938	124,112
QNTO	QUAINT OAK BANCORP INC	PA	173,296	17,213	17,171	0.82	0.85	7.59	8.23	OTC PINK	913,232	21,918
STND	STANDARD FINANCIAL CORP	PA	467,500	71,214	62,296	0.85	0.83	5.45	5.31	NASDAQ	3,410,573	80,148
UASB	UNITED-AMERICAN SAVINGS BANK	PA	90,811	7,917	7,917	0.76	0.87	8.51	10.26	OTC BB	309,547	6,965
WVFC	WVS FINANCIAL CORP.	PA	332,998	30,515	30,515	0.43	0.43	4.62	4.63	NASDAQ	2,057,930	22,123
CWAY	COASTWAY BANCORP, INC	RI	518,043	52,752	52,488	0.26	0.33	2.35	3.07	NASDAQ	4,868,779	53,751
FCPB	FIRST CAPITAL BANCSHARES, INC	SC	52,473	7,705	7,705	0.63	0.66	4.39	4.64	OTC PINK	563,720	3,382
FSGB	FIRST FED OF SOUTH CAROLINA, FSB	SC	72,325	4,080	3,828	(0.57)	(0.22)	(10.10)	(3.60)	OTC PINK	1,012,755	5,570

115

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
HFFC	HF FINANCIAL CORP.	SD	1,171,560	107,804	92,622	0.47	0.50	5.25	5.76	NASDAQ	7,042,296	114,296
CASH	META FINANCIAL GROUP, INC	SD	2,529,711	271,335	200,830	0.79	0.85	6.65	8.73	NASDAQ	6,948,391	290,234
AFCB	ATHENS BANCSHARES CORP	TN	314,164	38,316	38,255	0.99	1.02	7.94	8.60	NASDAQ	1,808,575	54,239
FABK	FIRST ADVANTAGE BANCORP	TN	490,256	61,524	61,524	0.70	0.68	5.21	5.10	OTC BB	3,900,660	57,574
SFBK	SFB BANCORP, INC	TN	60,747	13,575	13,485	1.19	1.06	5.16	4.69	OTC PINK	570,522	19,118
UNTN	UNITED TENNESSEE BANKSHARES	TN	194,616	19,864	19,864	0.85	0.83	8.26	8.25	OTC PINK	1,142,999	21,145
BAFI	BANCAFFILIATED, INC	TX	540,665	53,325	50,963	1.74	1.69	16.24	16.45	OTC PINK	278,450	20,884
TBK	TRIUMPH BANCORP, INC	TX	1,581,463	263,919	234,924	1.87	1.88	10.36	13.30	NASDAQ	18,040,072	303,073
ANCB	ANCHOR BANCORP, INC	WA	380,863	57,348	57,110	2.58	2.69	17.24	18.71	NASDAQ	2,457,633	54,142
FFNW	FIRST FINANCIAL NORTHWEST, INC	WA	984,069	174,955	174,955	1.05	1.00	5.71	5.34	NASDAQ	14,417,827	174,312
FSBW	FS BANCORP, INC	WA	637,188	67,892	62,666	1.52	1.51	12.40	13.72	NASDAQ	3,240,620	76,414
HMST	HOMESTREET, INC	WA	4,975,636	460,458	294,128	0.91	0.87	8.31	9.78	NASDAQ	22,070,759	509,835
RVSB	RIVERVIEW BANCORP, INC	WA	893,812	125,001	99,037	0.72	0.76	5.02	5.28	NASDAQ	22,507,890	106,912
SFBC	SOUND FINANCIAL BANCORP, INC	WA	501,459	52,252	48,507	0.93	0.94	8.69	9.17	NASDAQ	2,465,907	49,614
TSBK	TIMBERLAND BANCORP, INC	WA	815,815	89,187	82,059	1.06	1.08	9.30	9.77	NASDAQ	7,053,636	76,814
ABCW	ANCHOR BANCORP WISCONSIN, INC	WI	2,236,845	359,871	340,850	NM	NM	NM	NM	NASDAQ	21,247,725	904,941
BKMU	BANK MUTUAL CORP	WI	2,466,892	277,827	270,462	0.60	0.60	5.15	5.06	NASDAQ	45,928,920	352,734
HWIS	HOME BANCORP WISCONSIN, INC	WI	133,526	11,163	11,163	(0.54)	(0.40)	(6.15)	(4.40)	OTC PINK	899,190	7,104
WSBF	WATERSTONE FINANCIAL, INC	WI	1,744,822	390,594	389,015	0.89	0.88	4.05	3.72	NASDAQ	30,027,898	404,776
WBB	WESTBURY BANCORP, INC	WI	636,789	70,976	69,766	0.63	1.50	5.33	12.94	NASDAQ	4,229,061	75,362
CRZY	CRAZY WOMAN CREEK BANCORP	WY	109,545	11,159	11,027	0.53	0.54	5.24	4.98	OTC PINK	9,618,000	108,203

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ALL INSTITUTIONS										
AVERAGE	1,356,555	164,358	146,270	0.72	0.71	5.85	5.98		13,347,992	218,714
MEDIAN	438,098	53,738	50,993	0.70	0.67	5.51	5.36		3,157,321	54,191
HIGH	25,214,743	1,822,869	1,451,543	3.52	3.03	19.35	19.45		173,107,000	5,037,414
LOW	51,226	3,685	3,685	(1.68)	(1.71)	(13.81)	(15.81)		278,450	102
AVERAGE FOR STATE										
IL	308,605	38,902	38,015	1.33	1.35	10.94	11.04		3,078,241	40,195
AVERAGE BY REGION										
MIDWEST	721,325	91,865	82,667	0.74	0.73	5.79	5.77		9,636,522	191,931
NORTH CENTRAL	1,279,061	163,015	155,564	0.90	0.90	7.47	7.88		12,776,004	183,289
NORTHEAST	2,018,493	266,180	234,192	0.59	0.56	5.00	4.94		20,680,345	283,203
SOUTHEAST	1,568,046	138,824	119,024	0.51	0.51	4.06	4.29		10,189,137	174,609
SOUTHWEST	474,503	474,503	63,040	1.20	1.19	9.16	9.82		3,817,114	71,077
WEST	1,449,126	156,032	140,791	1.11	1.12	8.97	9.61		11,183,196	271,110
AVERAGE BY EXCHANGE										
NYSE	15,422,932	1,539,371	1,208,017	0.84	0.86	7.13	7.49		86,882,594	1,617,261
NASDAQ	1,674,633	219,638	201,064	0.82	0.81	6.51	6.58		18,043,187	263,059
OTC	240,510	28,856	27,927	0.57	0.56	4.55	4.67		1,682,434	26,713
OTC PINK	235,047	25,444	24,707	0.63	0.61	5.34	5.59		5,689,328	141,780

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT STANDARD CONVERSIONS
PRICE CHANGES FROM IPO DATE
January 1, 2015 through February 12, 2016

Company Name	Ticker	Conversion Date	Exchange	Percentage Price Change From Initial Trading Date: One Day	One Week	One Month	Through 2/12/16
First Northwest Bancorp	FNWB	1/30/2015	NASDAQ	17.50 %	25.10 %	20.00 %	21.50 %
MW Bancorp, Inc.	MWBC	1/29/2015	OTC Pink	14.00	15.00	20.00	35.90
New Bancorp	NWBB	10/20/2015	OTC Pink	10.00	11.00	11.50	13.50
		AVERAGE		**13.83 %**	**17.03 %**	**17.17 %**	**23.63 %**
		MEDIAN		**14.00**	**15.00**	**20.00**	**21.50**
		HIGH		**17.50**	**25.10**	**20.00**	**35.90**
		LOW		**10.00**	**11.00**	**11.50**	**13.50**

EXHIBIT 33

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF COLLINSVILLE

NONE
(that were potential comparable group candidates)

KELLER & COMPANY
Dublin, Ohio
(614) 766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:

- Regions: Midwest, Northeast, North Central, Southeast
- Asset Size: < $800 Million
- Trade on NYSE, ASE or NASDAQ
- No Recent Acquisition Activity

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	HOME FEDERAL S&L ASSOCIATION	**IL**	**98,656**	**10.23**	**10.37**	**59.94**	**75.31**	**85.68**	**9.12**	**6.96**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 800,000	< 35.00	<35.00	<70.00	40.00 - 90.00	60.00 - 90.00	<20.00	6.00 - 20.00
NVSL	NAUGATUCK VALLEY FINANCIAL CORP	CT	495,528	7.75	8.77	42.34	76.91	85.68	12.22	11.60
IROQ	IF BANCORP. INC	IL	557,576	20.94	5.20	26.27	69.80	75.00	11.84	12.24
JXSB	JACKSONVILLE BANCORP, INC	IL	306,186	21.88	8.85	18.14	61.89	70.74	6.50	14.24
FCAP	FIRST CAPITAL, INC	IN	462,570	18.20	9.74	22.94	65.95	75.69	0.02	12.38
FSFG	FIRST SAVINGS FINANCIAL GROUP, INC	IN	743,136	18.55	9.57	25.81	61.51	71.08	14.29	10.48
LPSB	LAPORTE BANCORP, INC	IN	536,527	17.43	8.95	11.18	65.73	74.68	20.88	14.04
RIVR	RIVER VALLEY BANCORP	IN	512,376	19.57	10.05	22.46	64.34	74.39	8.54	10.16
UCBA	UNITED COMMUNITY BANCORP	IN	517,837	21.17	20.74	27.83	50.89	71.63	2.92	12.25
PBSK	POAGE BANKSHARES, INC	KY	425,432	11.96	7.46	45.01	73.02	80.48	3.47	15.69
CBNK	CHICOPEE BANCORP, INC	MA	693,891	11.80	0.04	24.62	83.02	83.06	13.35	11.19
GTWN	GEORGETOWN BANCORP, INC	MA	287,709	3.13	6.35	37.94	86.25	92.60	20.55	10.04
PVBC	PROVIDENT BANCORP, INC	MA	699,431	13.16	6.65	14.87	74.60	81.25	2.49	13.66
WEBK	WELLESLEY BANCORP INC	MA	587,933	8.63	2.62	58.86	85.42	88.04	14.11	8.00
BYBK	BAY BANCORP, INC	MD	474,135	6.33	4.26	32.08	81.78	86.04	4.34	14.14
HBK	HAMILTON BANCORP, INC	MD	357,853	11.18	17.96	32.91	62.30	80.26	5.44	14.13
SVBI	SEVERN BANCORP, INC	MD	773,875	12.60	4.51	44.03	76.05	80.56	15.31	11.10
FFNM	FIRST FED OF NO MICHIGAN BANCORP	MI	338,552	24.05	20.00	23.54	49.66	69.66	7.41	9.44
WBKC	WOLVERINE BANCORP, INC	MI	343,550	7.36	0.00	22.22	89.31	89.31	13.68	18.02
HMNF	HMN FINANCIAL, INC	MN	617,529	24.07	1.15	18.65	69.95	71.10	0.11	11.91
ASBB	ASB BANCORP, INC	NC	795,051	17.31	6.83	23.74	70.91	77.74	6.76	11.09

KELLER & COMPANY
Dublin, Ohio
(614) 766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:

- Regions: Midwest, Northeast, North Central, Southeast
- Asset Size: < $800 Million
- Trade on NYSE, ASE or NASDAQ
- No Recent Acquisition Activity

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	HOME FEDERAL S&L ASSOCIATION	**IL**	**98,656**	**10.23**	**10.37**	**59.94**	**75.31**	**85.68**	**9.12**	**6.96**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 800,000	< 35.00	<35.00	<70.00	40.00 - 90.00	60.00 - 90.00	<20.00	6.00 - 20.00
EQFN	EQUITABLE FINANCIAL CORP	NE	211,206	6.53	0.51	24.52	87.34	87.85	0.82	12.39
MCBK	MADISON COUNTY FINANCIAL, INC	NE	324,515	16.97	0.00	13.35	76.48	76.48	11.03	17.44
MSBF	MSB FINANCIAL CORP	NJ	370,854	19.44	6.55	44.85	68.06	74.61	9.43	14.60
CARV	CARVER BANCORP, INC	NY	733,993	14.78	5.03	17.77	76.08	81.11	9.54	7.52
ESBK	ELMIRA SAVINGS BANK	NY	566,361	8.76	4.07	53.82	77.50	81.57	11.12	9.65
CFBK	CENTRAL FEDERAL CORP	OH	329,451	9.39	0.29	18.49	86.03	86.32	4.40	10.94
CHEV	CHEVIOT FINANCIAL CORP	OH	576,426	25.94	1.37	35.63	62.64	64.01	2.46	15.49
WAYN	WAYNE SAVINGS BANCSHARES, INC	OH	424,471	7.59	19.66	38.10	66.62	86.28	6.33	9.15
MLVF	MALVERN BANCORP, INC	PA	649,396	27.93	5.96	41.54	60.26	66.22	16.14	10.46
PBCP	POLONIA BANCORP, INC	PA	287,375	19.10	11.79	56.93	62.08	73.87	19.49	12.27
PBIP	PRUDENTIAL BANCORP, INC	PA	486,850	17.45	14.41	54.89	64.22	78.63	1.15	19.75
STND	STANDARD FINANCIAL CORP	PA	467,500	12.60	5.70	52.60	74.35	80.05	12.37	15.23
WVFC	WVS FINANCIAL CORP	PA	332,998	34.74	45.47	11.88	15.78	61.25	49.29	9.16
CWAY	COASTWAY BANCORP, INC	RI	518,043	1.70	0.00	42.65	85.86	85.86	18.98	10.18
AFCB	ATHENS BANCSHARES CORP	TN	314,164	7.38	3.52	32.27	81.34	84.86	4.58	12.20
FABK	FIRST ADVANTAGE BANCORP	TN	490,256	9.71	2.50	21.59	81.57	84.07	13.96	12.55
WBB	WESTBURY BANCORP, INC	WI	636,789	6.75	8.74	24.44	77.49	86.23	3.42	11.15

KELLER & COMPANY
Dublin, Ohio
(614) 766-1426

EXHIBIT 36

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, Northeast, North Central, Southeast
- Asset Size: < $800 Million
- Trade on NYSE, ASE or NASDAQ
- No Recent Acquisition Activity

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (2) (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	HOME FEDERAL S&L ASSOCIATION	**IL**	**98,656**	**(0.58)**	**(7.58)**	**2.42**	**2.87**	**0.10**	**0.68**	**0.68**	**1.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 800,000	< 1.50	< 10.00	2.00-5.25	2.00-5.25	< 1.30	< 5.00	< 1.30	> 0.20
NVSL	NAUGATUCK VALLEY FINANCIAL CORP	CT	495,528	0.19	1.68	3.44	3.98	0.53	0.97	0.09	0.93
IROQ	IF BANCORP, INC	IL	557,576	0.59	4.78	3.05	2.39	0.60	0.57	0.01	0.84
JXSB	JACKSONVILLE BANCORP, INC	IL	306,186	0.94	6.80	3.56	3.18	1.20	0.80	0.11	0.95
FCAP	FIRST CAPITAL, INC	IN	462,570	1.10	9.03	4.00	3.25	1.11	0.47	0.11	0.76
FSFG	FIRST SAVINGS FINANCIAL GROUP, INC	IN	743,136	0.97	8.96	3.72	2.70	0.75	0.66	0.08	0.89
LPSB	LAPORTE BANCORP, INC	IN	536,527	0.70	4.93	3.28	2.56	0.49	0.78	0.10	0.69
RIVR	RIVER VALLEY BANCORP	IN	512,376	1.09	11.34	3.75	2.77	0.76	1.54	0.10	0.73
UCBA	UNITED COMMUNITY BANCORP	IN	517,837	0.61	4.89	2.71	2.60	0.74	1.22	0.05	0.99
PBSK	POAGE BANKSHARES, INC	KY	425,432	0.80	5.16	4.33	3.34	0.67	1.64	0.49	0.47
CBNK	CHICOPEE BANCORP, INC	MA	693,891	0.39	3.23	3.32	2.67	0.42	1.08	0.17	0.79
GTWN	GEORGETOWN BANCORP, INC	MA	287,709	0.55	5.53	3.71	2.91	0.39	0.27	0.00	0.82
PVBC	PROVIDENT BANCORP, INC	MA	699,431	0.62	4.91	3.57	3.02	0.54	0.46	0.00	1.11
WEBK	WELLESLEY BANCORP INC	MA	587,933	0.51	6.18	3.32	2.34	0.17	0.65	0.00	0.84
BYBK	BAY BANCORP, INC	MD	474,135	0.62	4.44	5.09	5.04	1.06	2.39	0.42	0.34
HBK	HAMILTON BANCORP, INC	MD	357,853	0.11	0.71	2.71	2.36	0.28	0.94	0.12	0.48
SVBI	SEVERN BANCORP, INC	MD	773,875	0.67	6.12	3.22	3.01	0.81	1.35	0.25	1.12
FFNM	FIRST FED OF NO MICHIGAN BANCORP	MI	338,552	1.47	15.68	3.12	2.82	0.50	1.26	0.51	0.45
WBKC	WOLVERINE BANCORP, INC	MI	343,550	1.08	6.10	3.58	2.10	0.51	2.08	0.08	2.76
HMNF	HMN FINANCIAL, INC	MN	617,529	0.67	5.36	3.33	3.48	1.06	1.99	0.41	1.42
ASBB	ASB BANCORP, INC	NC	795,051	0.42	3.72	2.94	2.87	0.85	1.47	1.12	0.79

KELLER & COMPANY
Dublin, Ohio
(614) 766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

General Parameters:

- Regions: Midwest, Northeast, North Central, Southeast
- Asset Size: < $800 Million
- Trade on NYSE, ASE or NASDAQ
- No Recent Acquisition Activity

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	HOME FEDERAL S&L ASSOCIATION	**IL**	**98,656**	**(0.58)**	**(7.58)**	**2.42**	**2.87**	**0.10**	**0.68**	**0.68**	**1.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 800,000	< 1.50	< 10.00	2.00-5.25	2.00-5.25	< 1.30	< 5.00	< 1.30	> 0.20
EQFN	EQUITABLE FINANCIAL CORP	NE	211,206	0.63	5.55	3.51	3.33	1.03	0.88	0.16	1.27
MSBF	MSB FINANCIAL CORP	NJ	370,854	0.18	1.38	2.93	2.56	0.13	1.94	0.15	0.97
CARV	CARVER BANCORP, INC	NY	733,993	(0.01)	(0.08)	2.91	3.54	0.80	1.73	0.51	0.62
ESBK	ELMIRA SAVINGS BANK	NY	566,361	0.71	7.13	3.12	2.51	0.84	0.80	0.01	0.72
LSBK	LAKE SHORE BANCORP (MHC)	NY	472,894	0.58	4.11	3.26	2.70	0.45	1.24	0.07	0.44
CFBK	CENTRAL FEDERAL CORP	OH	329,451	0.59	5.31	3.25	2.83	0.44	0.95	0.50	1.98
CHEV	CHEVIOT FINANCIAL CORP	OH	576,426	0.33	2.15	2.86	2.33	0.47	0.81	0.25	0.52
WAYN	WAYNE SAVINGS BANCSHARES, INC	OH	424,471	0.46	5.02	3.16	2.51	0.40	0.54	0.03	0.65
MLVF	MALVERN BANCORP, INC	PA	649,396	0.53	4.74	2.74	2.07	0.27	0.40	0.18	0.72
PBCP	POLONIA BANCORP, INC	PA	287,375	0.02	0.18	2.72	4.02	1.52	1.13	0.06	0.47
PBIP	PRUDENTIAL BANCORP, INC	PA	486,850	0.14	0.73	2.67	2.61	0.75	3.04	0.18	0.60
STND	STANDARD FINANCIAL CORP	PA	467,500	0.83	5.31	2.99	2.13	0.56	0.22	0.08	0.84
WVFC	WVS FINANCIAL CORP	PA	332,998	0.43	4.63	1.70	1.08	0.17	0.08	0.00	0.10
CWAY	COASTWAY BANCORP, INC	RI	518,043	0.33	3.07	3.48	3.41	1.05	1.71	0.83	0.40
AFCB	ATHENS BANCSHARES CORP	TN	314,164	1.02	8.60	4.52	4.06	1.49	0.96	0.57	1.28
FABK	FIRST ADVANTAGE BANCORP	TN	490,256	0.68	5.10	4.27	3.20	0.55	2.17	0.19	1.15
WBB	WESTBURY BANCORP, INC	WI	636,789	1.50	12.94	3.40	3.43	0.97	0.17	0.04	0.72

KELLER & COMPANY
Dublin, Ohio
(614) 766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS
Most Recent Quarter

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	HOME FEDERAL S&L ASSOCIATION	**IL**	**98,656**	**10.23**	**10.37**	**59.94**	**75.31**	**85.68**	**9.12**	**6.96**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 800,000	< 35.00	<35.00	<70.00	40.00 - 90.00	60.00 - 90.00	<20.00	6.00 - 20.00
JXSB	JACKSONVILLE BANCORP	IL	306,186	21.88	8.85	18.14	61.89	70.74	6.50	14.24
CFBK	CENTRAL FEDERAL CORP	OH	329,451	9.39	0.29	18.49	86.03	86.32	4.40	10.94
FFNM	FIRST FED OF NO MICH BNCRP	MI	338,552	24.05	20.00	23.54	49.66	69.66	7.41	9.44
WBKC	WOLVERINE BANCORP	MI	343,550	7.36	0.00	22.22	89.31	89.31	13.68	18.02
WAYN	WAYNE SAVINGS BANCSHARES	OH	424,471	7.59	19.66	38.10	66.62	86.28	6.33	9.15
PBSK	POAGE BANKSHARES	KY	425,432	11.96	7.46	45.01	73.02	80.48	3.47	15.69
BYBK	BAY BANCORP	MD	474,135	6.33	4.26	32.08	81.78	86.04	4.34	14.14
ESBK	ELMIRA SAVINGS BANK	NY	566,361	8.76	4.07	53.82	77.50	81.57	11.12	9.65
HMNF	HMN FINANCIAL	MN	617,529	24.07	1.15	18.65	69.95	71.10	0.11	11.91
SVBI	SEVERN BANCORP	MD	773,875	12.60	4.51	44.03	76.05	80.56	15.31	11.10
		AVERAGE	459,954	13.40	7.02	31.41	73.18	80.21	7.27	12.43
		MEDIAN	424,952	10.67	4.38	27.81	74.54	81.06	6.42	11.51
		HIGH	773,875	24.07	20.00	53.82	89.31	89.31	15.31	18.02
		LOW	306,186	6.33	0.00	18.14	49.66	69.66	0.11	9.15

KELLER & COMPANY
Dublin, Ohio
(614) 766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	HOME FEDERAL S&L ASSOCIATION	**IL**	**98,656**	**(0.58)**	**(7.58)**	**2.42**	**2.87**	**0.10**	**0.68**	**0.68**	**1.27**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 800,000	< 1.50	< 10.00	2.00- 5.25	2.00- 5.25	< 1.30	< 5.00	< 1.30	> 0.20
JXSB	JACKSONVILLE BANCORP	IL	306,186	0.94	6.80	3.56	3.18	1.20	0.80	0.11	0.95
CFBK	CENTRAL FEDERAL CORP	OH	329,451	0.59	5.31	3.25	2.83	0.44	0.95	0.50	1.98
FFNM	FIRST FED OF NO MICH BNCRP	MI	338,552	1.47	15.68	3.12	2.82	0.50	1.26	0.51	0.45
WBKC	WOLVERINE BANCORP	MI	343,550	1.08	6.10	3.58	2.10	0.51	2.08	0.08	2.76
WAYN	WAYNE SAVINGS BANCSHARES	OH	424,471	0.46	5.02	3.16	2.51	0.40	0.54	0.03	0.65
PBSK	POAGE BANKSHARES	KY	425,432	0.80	5.16	4.33	3.34	0.67	1.64	0.49	0.47
BYBK	BAY BANCORP	MD	474,135	0.62	4.44	5.09	5.04	1.06	2.39	0.42	0.34
ESBK	ELMIRA SAVINGS BANK	NY	566,361	0.71	7.13	3.12	2.51	0.84	0.80	0.01	0.72
HMNF	HMN FINANCIAL	MN	617,529	0.67	5.36	3.33	3.48	1.06	1.99	0.41	1.42
SVBI	SEVERN BANCORP	MD	773,875	0.67	6.12	3.22	3.01	0.81	1.35	0.25	1.12
		AVERAGE	459,954	0.80	6.71	3.58	3.08	0.75	1.38	0.28	1.09
		MEDIAN	424,952	0.69	5.73	3.29	2.92	0.74	1.31	0.33	0.84
		HIGH	773,875	1.47	15.68	5.09	5.04	1.20	2.39	0.51	2.76
		LOW	306,186	0.46	4.44	3.12	2.10	0.40	0.54	0.01	0.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	HOME FEDERAL S&L ASSOCIATION	**COLLINSVILLE**	**IL**	**2**	**-**	**98,656**	**93,243**	**74,302**	**0**	**80,013**	**6,862**
COMPARABLE GROUP											
BYBK	BAY BANCORP	COLUMBIA	MD	13	NASDAQ	474,135	442,921	387,741	2,822	381,668	67,043
CFBK	CENTRAL FEDERAL CORP	FAIRLAWN	OH	4	NASDAQ	329,451	320,453	283,437	12	277,027	36,042
ESBK	ELMIRA SAVINGS BANK	ELMIRA	NY	13	NASDAQ	566,361	513,361	438,910	14,205	443,599	54,657
FFNM	FIRST FED OF NO MICH BNCRP	ALPENA	MI	8	NASDAQ	338,552	316,905	168,120	1,707	280,434	31,971
HMNF	HMN FINANCIAL	ROCHESTER	MN	13	NASDAQ	617,529	597,567	431,958	1,858	537,833	73,531
JXSB	JACKSONVILLE BANCORP	JACKSONVILLE	IL	6	NASDAQ	306,186	285,068	189,512	3,326	236,793	43,591
PBSK	POAGE BANKSHARES	ASHLAND	KY	10	NASDAQ	425,432	392,933	310,643	3,062	338,889	66,749
SVBI	SEVERN BANCORP	ANNAPOLIS	MD	4	NASDAQ	773,875	702,961	610,195	945	538,106	85,876
WAYN	WAYNE SAVINGS BANCSHARES	WOOSTER	OH	11	NASDAQ	424,471	398,923	282,777	2,074	355,250	38,818
WBKC	WOLVERINE BANCORP	MIDLAND	MI	3	NASDAQ	343,550	338,956	306,819	71	232,785	61,895
	Average			9		459,954	431,005	341,011	3,008	362,238	56,017
	Median			9		424,952	395,928	308,731	1,966	347,070	58,276
	High			13		773,875	702,961	610,195	14,205	538,106	85,876
	Low			3		306,186	285,068	168,120	12	232,785	31,971

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 40

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Non-Perf Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT												
HOME FEDERAL S&L ASSOCIATION		**98,656**	**10.23**	**10.37**	**75.31**	**1.27**	**0.68**	**0.00**	**0.68**	**94.51**	**90.23**	**0.00**
COMPARABLE GROUP												
JXSB	JACKSONVILLE BANCORP	306,186	21.88	8.85	61.89	0.95	0.11	1.09	0.80	93.10	74.38	0.20
CFBK	CENTRAL FEDERAL CORP	329,451	9.38	0.29	86.03	1.98	0.50	0.00	0.95	97.27	78.19	0.00
FFNM	FIRST FED OF NO MICH BNCRP	338,552	24.04	20.00	49.66	0.45	0.51	0.50	1 26	93 61	68.58	0.18
WBKC	WOLVERINE BANCORP	343,550	7.36	0.00	89.31	2.76	0.08	0.02	2.08	98.66	74.05	0.02
WAYN	WAYNE SAVINGS BANCSHARES	424,471	7.60	19.66	66.62	0.65	0.03	0.49	0.54	93.98	81.60	0.08
PBSK	POAGE BANKSHARES	425,432	11.96	7.46	73.02	0.47	0.49	0.72	1.64	92.36	71.29	0.08
BYBK	BAY BANCORP	474,135	6.34	4.26	81.78	0.34	0.42	0 60	2.39	93.42	65.48	0.00
ESBK	ELMIRA SAVINGS BANK	566,361	8.76	4.07	77.50	0.72	0.01	2.51	0.80	90.64	76.58	0.32
HMNF	HMN FINANCIAL	617,529	24.07	1.15	69.95	1.42	0.41	0.30	1.99	96.77	65 40	0.23
SVBI	SEVERN BANCORP	773,875	12.60	4.51	76.05	1.12	0.25	0.12	1.35	90.84	83.14	0.08
	Average	459,954	13.40	7.03	73.18	1.09	0.28	0.64	1.38	94.07	73 87	0.12
	Median	424,952	10.67	4.39	74.54	0.84	0.33	0.50	1.31	93.52	74.22	0.08
	High	773,875	24.07	20.00	89.31	2.76	0.51	2.51	2.39	98.66	83.14	0.32
	Low	306,186	6.34	0.00	49.66	0.34	0.01	0.00	0.54	90.64	65.40	0.00
ALL THRIFTS (166)												
	Average	1,356,555	14.31	8.26	70.10	0 86	0.29	0.58	1.17	92.98	76 19	0.13
MIDWEST THRIFTS (53)												
	Average	721,325	16.01	8.39	67.82	0.93	0.35	0.53	1.30	92.73	77.14	0.17
ILLINOIS THRIFTS (14)												
	Average	308,605	22.21	7.14	63.37	0.83	0.52	0.30	1.54	92.43	78 14	0.07

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 41

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

	Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	Acc. Other Compr. Income (%)	Retained Earnings (%)	Total Equity (%)	Tier 1 Capital (%)	Total Risk-Based Capital (%)
SUBJECT												
HOME FEDERAL S&L ASSOCIATION	**91,794**	**6,862**	**81.10**	**9.12**	**2.82**	**0.00**	**6.96**	**(1.95)**	**8.91**	**6.96**	**8.99**	**17.88**
COMPARABLE GROUP												
JXSB JACKSONVILLE BANCORP	262,595	43,591	77.34	9.33	1.92	0.00	14.24	0.25	10.43	14.24	13.22	19.72
CFBK CENTRAL FEDERAL CORP	293,409	36,042	84.09	4.40	0.57	0.00	10.94	0.02	(5.59)	10.94	10.82	13.77
FFNM FIRST FED OF NO MICH BNCRP	306,581	31,971	82.83	7.41	0.32	0.00	9.44	0.18	2.29	9.44	8.80	17.30
WBKC WOLVERINE BANCORP	281,655	61,895	67.76	13.68	0.54	0.00	18.02	0.00	13.99	18.02	17.10	22.22
WAYN WAYNE SAVINGS BANCSHARES	385,653	38,818	83.69	7.60	0.83	0.00	9.15	(0.02)	3.27	9.15	8.80	14.59
PBSK POAGE BANKSHARES	358,683	66,749	79.66	3.47	1.18	0.00	15.69	0.11	7.57	15.69	15.09	23.79
BYBK BAY BANCORP	407,092	67,043	80.50	4.34	1.02	0.00	14.14	0.07	2.78	14.14	13.19	16.51
ESBK ELMIRA SAVINGS BANK	511,704	54,657	78.32	13.77	0.90	1.71	7.94	0.09	0.58	9.65	7.82	13.75
HMNF HMN FINANCIAL	543,997	73,531	87.09	0.11	0.88	0.00	11.91	0.01	2.89	11.91	11.45	15.31
SVBI SEVERN BANCORP	687,999	85,876	69.53	15.31	1.39	3.68	7.42	0.00	1.23	11.10	14.38	20.36
Average	403,937	56,017	79.08	7.94	0.96	0.54	11.89	0.07	3.94	12.43	12.07	17.73
Median	372,168	58,276	80.08	7.50	0.89	0.00	11.42	0.05	2.84	11.50	12.32	16.91
High	687,999	85,876	87.09	15.31	1.92	3.68	18.02	0.25	13.99	18.02	17.10	23.79
Low	262,595	31,971	67.76	0.11	0.32	0.00	7.42	(0.02)	(5.59)	9.15	7.82	13.75
ALL THRIFTS (166)												
Average	1,192,197	164,358	76.34	10.16	0.90	0.12	12.14	(0.04)	5.84	12.25	11.66	18.84
MIDWEST THRIFTS (53)												
Average	629,460	91,865	78.11	8.98	0.98	0.04	11.99	0.03	5.72	12.03	11.82	19.75
ILLINOIS THRIFTS (14)												
Average	269,703	38,902	83.44	4.71	0.95	0.00	11.17	0.09	4.23	11.17	11.21	20.19

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	HOME FEDERAL S&L ASSOCIATION	**3,362**	**1,179**	**2,183**	**268**	**2**	**96**	**2,713**	**(702)**	**0**	**(702)**	**(549)**
COMPARABLE GROUP												
JXSB	JACKSONVILLE BANCORP	11,513	1,224	10,289	260	376	3,688	9,726	4,367	1,173	3,194	2,913
CFBK	CENTRAL FEDERAL CORP	12,288	2,280	10,008	275	(12)	1,453	9,324	1,850	0	1,850	1,862
FFNM	FIRST FED OF NO MICH BNCRP	10,699	1,279	9,420	(15)	(1)	1,697	9,555	1,576	(1,627)	3,203	3,203
WBKC	WOLVERINE BANCORP	15,377	3,387	11,990	875	0	1,753	7,211	5,657	1,973	3,684	3,684
WAYN	WAYNE SAVINGS BANCSHARES	14,444	1,992	12,452	1,122	0	1,704	10,658	2,376	510	1,866	1,949
PBSK	POAGE BANKSHARES	18,972	2,136	16,836	962	(50)	2,841	14,191	4,474	1,278	3,196	3,359
BYBK	BAY BANCORP	24,414	1,772	22,642	1,100	197	5,016	23,879	2,876	88	2,788	2,935
ESBK	ELMIRA SAVINGS BANK	20,686	5,161	15,525	500	284	4,784	14,242	5,851	1,729	4,117	3,908
HMNF	HMN FINANCIAL	20,389	979	19,410	(2,460)	0	6,545	21,520	6,895	2,856	4,039	4,076
SVBI	SEVERN BANCORP	31,657	8,964	22,693	600	0	6,295	23,293	5,095	88	5,007	5,158
	Average	18,044	2,917	15,127	322	79	3,578	14,360	4,102	807	3,294	3,305
	Median	17,175	2,064	13,989	550	0	3,265	12,425	4,421	842	3,200	3,281
	High	31,657	8,964	22,693	1,122	376	6,545	23,879	6,895	2,856	5,007	5,158
	Low	10,699	979	9,420	(2,460)	(50)	1,453	7,211	1,576	(1,627)	1,850	1,862
ALL THRIFTS (166)												
	Average	45,458	8,233	37,225	588	223	13,632	35,482	15,010	3,776	11,219	10,985
MIDWEST THRIFTS (53)												
	Average	23,326	3,440	19,886	(525)	68	14,844	25,756	9,567	414	9,153	9,232
ILLINOIS THRIFTS (14)												
	Average	10,585	1,235	9,350	(13)	98	3,817	10,645	2,633	(1,420)	4,053	4,088

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
HOME FEDERAL S&L ASSOCIATION		**3.56**	**1.25**	**2.31**	**0.28**	**0.00**	**0.10**	**2.87**	**(0.74)**	**0.00**	**(0.74)**	**(0.58)**
COMPARABLE GROUP												
JXSB	JACKSONVILLE BANCORP	3.71	0.39	3.32	0.08	0.12	1.19	3.14	1.41	0.38	1.03	0.94
CFBK	CENTRAL FEDERAL CORP	3.87	0.72	3.16	0.09	(0.00)	0.46	2.94	0.58	0.00	0.58	0.59
FFNM	FIRST FED OF NO MICH BNCRP	3.29	0.39	2.90	(0.00)	(0.00)	0.52	2.94	0.48	(0.50)	0.99	0.99
WBKC	WOLVERINE BANCORP	4.51	0.99	3.51	0.26	0.00	0.51	2.11	1.66	0.58	1.08	1.08
WAYN	WAYNE SAVINGS BANCSHARES	3.45	0.48	2.97	0.27	0.00	0.41	2.54	0.57	0.12	0.45	0.46
PBSK	POAGE BANKSHARES	4.53	0.51	4.02	0.23	(0.01)	0.68	3.39	1.07	0.31	0.76	0.80
BYBK	BAY BANCORP	5.12	0.37	4.75	0.23	0.04	1.05	5.01	0.60	0.02	0.58	0.62
ESBK	ELMIRA SAVINGS BANK	3.76	0.94	2.82	0.09	0.05	0.87	2.59	1.06	0.31	0.75	0.71
HMNF	HMN FINANCIAL	3.37	0.16	3.21	(0.41)	0.00	1.08	3.55	1.14	0.47	0.67	0.67
SVBI	SEVERN BANCORP	4.10	1.16	2.94	0.08	0.00	0.82	3.02	0.66	0.01	0.65	0.67
	Average	3.97	0.61	3.36	0.09	0.02	0.76	3.12	0.92	0.17	0.75	0.75
	Median	3.82	0.49	3.18	0.09	0.00	0.75	2.98	0.86	0.21	0.71	0.69
	High	5.12	1.16	4.75	0.27	0.12	1.19	5.01	1.66	0.58	1.08	1.08
	Low	3.29	0.16	2.82	(0.41)	(0.01)	0.41	2.11	0.48	(0.50)	0.45	0.46
ALL THRIFTS (166)												
	Average	3.75	0.57	3.18	0.05	0.02	0.87	3.06	0.97	0.21	0.72	0.71
MIDWEST THRIFTS (53)												
	Average	3.65	0.53	3.13	0.05	0.02	0.98	3.11	0.99	0.15	0.74	0.73
ILLINOIS THRIFTS (14)												
	Average	3.41	0.47	2.93	0.05	0.04	0.83	3.19	0.62	0.06	0.56	0.51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
SUBJECT									
	HOME FEDERAL S&L ASSOCIATION	**3.73**	**1.47**	**2.26**	**2.42**	**(0.74)**	**(9.69)**	**(0.58)**	**(7.58)**
COMPARABLE GROUP									
JXSB	JACKSONVILLE BANCORP	3.99	0.52	3.46	3.56	1.03	7.33	0.94	6.80
CFBK	CENTRAL FEDERAL CORP	3.99	0.94	3.06	3.25	0.58	5.13	0.59	5.31
FFNM	FIRST FED OF NO MICH BNCRP	3.55	0.58	2.97	3.12	0.99	10.02	0.99	15.68
WBKC	WOLVERINE BANCORP	4.60	1.34	3.25	3.58	1.08	5.95	1.08	6.10
WAYN	WAYNE SAVINGS BANCSHARES	3.67	0.58	3.09	3.16	0.45	4.81	0.46	5.02
PBSK	POAGE BANKSHARES	4.88	0.71	4.17	4.33	0.76	4.79	0.80	5.16
BYBK	BAY BANCORP	5.49	0.56	4.93	5.09	0.58	4.16	0.62	4.44
ESBK	ELMIRA SAVINGS BANK	4.16	1.23	2.92	3.12	0.75	7.53	0.71	7.13
HMNF	HMN FINANCIAL	3.50	0.25	3.25	3.33	0.67	5.49	0.67	5.36
SVBI	SEVERN BANCORP	4.49	1.39	3.10	3.22	0.65	5.83	0.67	6.12
	Average	4.23	0.81	3.42	3.58	0.75	6.10	0.75	6.71
	Median	4.07	0.64	3.17	3.29	0.71	5.66	0.69	5.73
	High	5.49	1.39	4.93	5.09	1.08	10.02	1.08	15.68
	Low	3.50	0.25	2.92	3.12	0.45	4.16	0.46	4.44
ALL THRIFTS (166)									
	Average	3.88	0.84	3.04	3.17	0.72	5.85	0.71	6.01
MIDWEST THRIFTS (53)									
	Average	3.79	0.69	3.10	3.23	0.74	5.79	0.73	5.89
ILLINOIS THRIFTS (14)									
	Average	3.74	0.53	3.21	3.31	0.56	5.13	0.51	3.77

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

131

EXHIBIT 45

RESERVES AND SUPPLEMENTAL DATA

		RESERVES AND SUPPLEMENTAL DATA				
		Reserves/ Gross Loans (%)	Reserves/ NPA (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT						
HOME FEDERAL S & L ASSOCIATION		**2.44**	**2,553.33**	**0.00**	**0.00**	**0.00**
COMPARABLE GROUP						
DSFN	DSA FINANCIAL CORP	0.97	0.00	0.00	0.00	36.34
HCFL	HOME CITY FINANCIAL CORP	1.95	278.57	0.18	51.72	33.71
AJSB	AJS BANCORP, INC	0.93	34.90	(0.02)	0.00	NM
OTTW	OTTAWA SAVINGS BANCORP, INC	1.64	43.19	0.59	0.00	5.39
ASBN	ASB FINANCIAL CORP	0.76	77.26	0.37	16.22	24.29
WEIN	WEST END INDIANA BANCSHARES	0.98	47.93	0.64	107.74	33.82
WAYN	WAYNE SAVINGS BANCSHARES, INC	0.96	119.46	0.39	129.82	25.59
FIRT	FIRST BANCTRUST CORP	1.28	157.97	0.11	125.00	35.75
IROQ	IF BANCORP, INC	1.18	147.22	0.03	2,000.00	35.47
CHEV	CHEVIOT FINANCIAL CORP	0.81	63.89	0.07	1,095.08	40.05
	Average	1.15	97.04	0.24	352.56	30.05
	Median	0.97	70.58	0.15	79.73	33.82
	High	1.95	278.57	0.64	2,000.00	40.05
	Low	0.76	0.00	(0.02)	0.00	5.39
ALL THRIFTS (167)						
	Average	1.20	108.65	0.09	259.89	28.88
NORTH CENTRAL THRIFTS (15)						
	Average	1.50	90.69	(0.01)	78.99	28.42
MISSOURI THRIFTS (7)						
	Average	1.57	85.20	0.05	9.86	27.98

EXHIBIT 46

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

HOME FEDERAL SAVINGS & LOAN ASSOCIATION

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	14.08	12.94	22.80	15.62
Price to core earnings	P/CE	NM	13.72	13.92	26.63	15.48
Price to book value	P/B	57.96%	80.86	84.25	108.83	100.18
Price to tangible book value	P/TB	57.96%	86.93	86.01	115.05	106.66
Price to assets	P/A	6.30%	10.23	8.66	13.45	11.53

Pre conversion earnings	(Y)	$ (702,000)	For the twelve months ended December 31, 2015
Pre conversion core earnings	(CY)	$ (549,000)	
Pre conversion book value	(B)	$ 6,725,000	At December 31, 2015
Pre conversion tang. book value	(TB)	$ 6,725,000	
Pre conversion assets	(A)	$ 98,656,000	

Conversion expense	(X)	18.92%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	30.30%
ESOP term (yrs.)	(T)	20	Option maturity	(OM)	10
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.78%			
Investment rate of return, net	(RR)	1.17%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 6,500,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 6,500,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 6,500,000

VALUATION CORRELATION AND CONCLUSIONS:

	Price per Share	Public Shares Sold	Gross Proceeds of Public Offering	MHC Shares Issued	Total Shares Issued	TOTAL VALUE
Midpoint	**$10.00**	**650,000**	**$6,500,000**	**0**	**650,000**	**$6,500,000**
Minimum	$10.00	552,500	$5,525,000	0	552,500	$5,525,000
Maximum	$10.00	747,500	$7,475,000	0	747,500	$7,475,000
Maximum, as adjusted	$10.00	859,625	$8,596,250	0	859,625	$8,596,250

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 47

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF FEBRUARY 12, 2016
FINANCIAL DATA/ALL RATIOS MOST RECENT FOUR QUARTERS

		Market Data				Pricing Ratios					Dividends			Financial Ratios		
		Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (X)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
HOME FEDERAL S&L ASSOCIATION																
	Appraised value - midpoint	**6,500**	**10.00**	**(0.03)**	**17.25**	**NM**	**57.96**	**6.30**	**57.96**	**NM**	**0.00**	**0.00**	**0.00**	**10.87**	**(0.55)**	**(5.05)**
	Minimum	5,525	10.00	(0.03)	18.75	NM	53.35	5.40	53.35	NM	0.00	0.00	0.00	10.13	(0.55)	(5.46)
	Maximum	7,475	10.00	(0.03)	16.15	NM	61.92	7.19	61.92	NM	0.00	0.00	0.00	11.61	(0.54)	(4.69)
	Maximum, as adjusted	8,596	10.00	(0.02)	15.19	NM	65.82	8.19	65.82	NM	0.00	0.00	0.00	12.44	(0.54)	(4.34)
ALL THRIFTS (166)																
	Average	229,400	17.72	1.37	18.37	22.80	108.83	13.45	115.05	26.63	0.56	2.52	35.64	12.28	0.71	6.02
	Median	53,751	14.95	0.84	14.98	15.62	100.18	11.53	106.66	15.48	0.24	1.55	22.60	11.15	0.67	5.36
ILLINOIS THRIFTS (13)																
	Average	52,617	12.70	0.74	16.80	38.60	87.52	10.69	89.51	19.97	0.38	2.28	29.71	11.17	0.51	3.77
	Median	28,188	12.52	0.91	13.84	12.81	88.17	11.40	90.06	10.86	0.10	0.78	4.81	11.46	0.45	4.46
COMPARABLE GROUP (10)																
	Average	44,896	12.63	0.91	14.52	14.08	80.86	10.23	86.93	13.72	0.41	2.35	34.80	12.43	0.75	6.71
	Median	49,929	11.90	0.83	15.18	12.94	84.25	8.66	86.01	13.92	0.32	3.01	32.04	11.51	0.69	5.73
COMPARABLE GROUP																
BYBK	BAY BANCORP, INC.	51,995	4.70	0.25	6.06	18.65	77.55	10.97	80.96	17.72	0.00	0.00	0.00	14.14	0.62	4.44
CFBK	CENTRAL FEDERAL CORP	21,362	1.35	0.12	2.28	11.55	59.27	6.48	59.29	11.47	0.00	0.00	0.00	10.94	0.59	5.31
ESBK	ELMIRA SAVINGS BANK	50,612	18.64	1.52	20.13	12.29	92.60	8.94	125.12	12.95	0.92	4.94	60.55	9.65	0.71	7.13
FFNM	FIRST FED OF NO MICH BNCP	22,362	6.00	0.86	8.58	6.98	69.94	6.61	73.89	4.68	0.20	3.35	23.40	9.44	0.99	15.68
HMNF	HMN FINANCIAL, INC.	49,312	11.00	0.90	16.40	12.21	67.06	7.99	68.80	12.10	0.00	0.00	0.00	11.91	0.67	5.36
JXSB	JACKSONVILLE BANCORP, INC	43,396	24.25	1.78	24.36	13.59	99.55	14.17	107.78	14.90	1.12	4.61	62.79	14.24	0.94	6.80
PBSK	POAGE BANKSHARES, INC.	67,475	17.09	0.81	16.91	21.11	101.09	15.86	105.95	20.09	0.76	4.45	93.81	15.69	0.80	5.16
SVBI	SEVERN BANCORP, INC.	50,545	5.01	0.50	8.51	10.09	58.86	6.53	59.51	9.80	0.00	0.00	0.00	11.10	0.67	6.12
WAYN	WAYNE SVNGS BANCSHARES	35,608	12.80	0.67	13.95	19.08	91.73	8.39	96.91	18.27	0.45	3.50	66.80	9.15	0.46	5.02
WBKC	WOLVERINE BANCORP, INC.	56,293	25.50	1.67	28.04	15.28	90.95	16.39	91.05	15.28	0.68	2.66	40.69	18.02	1.08	6.10

EXHIBIT 48

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME FEDERAL SAVINGS & LOAN ASSOCIATION
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	5,525,000
Less: Estimated offering expenses		1,230,000
Net offering proceeds	$	4,295,000

2. Generation of Additional Income

Net offering proceeds	$	4,295,000
Less: Stock-based benefit plans [2]		663,000
Net offering proceeds invested	$	3,632,000
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	42,494
Plus: Expense saving - withdr. From defined benefit plan		0
Less: Amortization of ESOP borrowings, net of taxes		14,586
Less: Stock-based incentive plan expense, net of taxes		29,172
Less: Option expense, net of applicable taxes		15,469
Net earnings increase (decrease)	$	(16,733)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - twelve months ended 12/31/15	$	(702,000)	$	(549,000)
Net earnings increase (decrease)		(16,733)		(16,733)
After conversion	$	(718,733)	$	(565,733)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/15	$	6,725,000	$	6,725,000
Net cash conversion proceeds		3,632,000		3,632,000
MHC Consolidation		0		0
After conversion	$	10,357,000	$	10,357,000

5. Comparative Pro Forma Assets

Before conversion - 12/31/15	$	98,656,000
Net cash conversion proceeds		3,632,000
MHC Consolidation		0
After conversion	$	102,288,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME FEDERAL SAVINGS & LOAN ASSOCIATION
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds (1)	$	6,500,000
Less: Estimated offering expenses		1,230,000
Net offering proceeds	$	5,270,000

2. Generation of Additional Income

Net offering proceeds	$	5,270,000
Less: Stock-based benefit plans (2)		780,000
Net offering proceeds invested	$	4,490,000
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	52,533
Plus: Expense saving - withdr. From defined benefit plan		0
Less: Amortization of ESOP borrowings, net of taxes		17,160
Less: Stock-based incentive plan expense, net of taxes		34,320
Less: Option expense, net of applicable taxes		18,199
Net earnings increase (decrease)	$	(17,146)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - twelve months ended 12/31/15	$	(702,000)	$	(549,000)
Net earnings increase		(17,146)		(17,146)
After conversion	$	(719,146)	$	(566,146)

4. Comparative Pro Forma Net Worth (3)

		Total		Tangible
Before conversion - 12/31/15	$	6,725,000	$	6,725,000
Net cash conversion proceeds		4,490,000		4,490,000
MHC Consolidation		0		0
After conversion	$	11,215,000	$	11,215,000

5. Comparative Pro Forma Assets

Before conversion - 12/31/15	$	98,656,000
Net cash conversion proceeds		4,490,000
MHC Consolidation		0
After conversion	$	103,146,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME FEDERAL SAVINGS & LOAN ASSOCIATION
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds (1)	$	7,475,000
Less: Estimated offering expenses		1,230,000
Net offering proceeds	$	6,245,000

2. Generation of Additional Income

Net offering proceeds	$	6,245,000
Less: Stock-based benefit plans (2)		897,000
Net offering proceeds invested	$	5,348,000
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	62,572
Plus: Expense saving - withdr. From defined benefit plan		0
Less: Amortization of ESOP borrowings, net of taxes		19,734
Less: Stock-based incentive plan expense, net of taxes		39,468
Less: Option expense, net of applicable taxes		20,929
Net earnings increase (decrease)	$	(17,560)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - twelve months ended 12/31/15	$	(702,000)	$	(549,000)
Net earnings increase		(17,560)		(17,560)
After conversion	$	(719,560)	$	(566,560)

4. Comparative Pro Forma Net Worth (3)

		Total		Tangible
Before conversion - 12/31/15	$	6,725,000	$	6,725,000
Net cash conversion proceeds		5,348,000		5,348,000
MHC Consolidation		0		0
After conversion	$	12,073,000	$	12,073,000

5. Comparative Pro Forma Assets

Before conversion - 12/31/15	$	98,656,000
Net cash conversion proceeds		5,348,000
MHC Consolidation		0
After conversion	$	104,004,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME FEDERAL SAVINGS & LOAN ASSOCIATION
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	8,596,250
Less: Estimated offering expenses		1,230,000
Net offering proceeds	$	7,366,250

2. Generation of Additional Income

Net offering proceeds	$	7,366,250
Less: Stock-based benefit plans [2]		1,031,550
Net offering proceeds invested	$	6,334,700
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	74,116
Plus: Expense saving - withdr. From defined benefit plan		0
Less: Amortization of ESOP borrowings, net of taxes		22,694
Less: Stock-based incentive plan expense, net of taxes		45,388
Less: Option expense, net of applicable taxes		24,069
Net earnings increase (decrease)	$	(18,035)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - twelve months ended 12/31/15	$	(702,000)	$	(549,000)
Net earnings increase		(18,035)		(18,035)
After conversion	$	(720,035)	$	(567,035)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/15	$	6,725,000	$	6,725,000
Net cash conversion proceeds		6,334,700		6,334,700
MHC Consolidation		0		0
After conversion	$	13,059,700	$	13,059,700

5. Comparative Pro Forma Assets

Before conversion - 12/31/15	$	98,656,000
Net cash conversion proceeds		6,334,700
MHC Consolidation		0
After conversion	$	104,990,700

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

HOME FEDERAL SAVINGS & LOAN ASSOCIATION

	Home Federal Savings & Loai		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	57.96 %	*	-28.32%	-31.21%
Price/assets	6.30 %		-38.43%	-27.27%
Price/tangible book value	57.96 %		-33.32%	-32.61%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	53.35 %	*	-34.02%	-36.68%
Price/assets	5.40 %		-47.22%	-37.66%
Price/tangible book value	53.35 %		-38.63%	-37.97%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	61.92 %	*	-23.42%	-26.51%
Price/assets	7.19 %		-29.73%	-17.00%
Price/tangible book value	61.92 %		-28.77%	-28.01%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	65.82 %	*	-18.60%	-21.88%
Price/assets	8.19 %		-19.95%	-5.46%
Price/tangible book value	65.82 %		-24.28%	-23.47%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since our inception in 1985, we have provided a wide range of consulting services to over 250 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies from Oregon to Maine.

Services offered by Keller & Company include the preparation of stock and ESOP valuations, fairness opinions, business and strategic plans, capital plans, financial models and projections, market studies, de novo charter and deposit insurance applications, incentive compensation plans, compliance policies, lending, underwriting and investment criteria, and responses to regulatory comments. Keller & Company also serves as advisor in merger/acquisition, deregistration, going private, secondary offering and branch purchase/sale transactions. Keller & Company is additionally active in loan review, director and management review, product analysis and development, performance analysis, compensation review, policy development, charter conversion, data processing, information technology systems, and conference planning and facilitation.

Keller & Company is one of the leading thrift conversion appraisal firms in the United States. We have on-line access to current and historical financial, organizational and demographic data for every financial institution and financial institution holding company in the United States and daily pricing data and ratios for all publicly traded financial institutions.

Keller & Company is an approved appraiser for filing with the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and numerous state government agencies, and is also approved by the Internal Revenue Service as an expert in financial institution stock valuations. We are an affiliate member of numerous trade organizations including the American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years of front line experience and accomplishment in various areas of the financial institution, regulatory and real estate sectors, offering clients distinct and diverse areas of expertise. It is the goal of Keller & Company to provide specific and ongoing relationship-based services that are pertinent, focused and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading and most recognized financial institution consulting firms in the nation.

EXHIBIT A

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

Consultants in the Firm (cont.)

SUSAN H. O'DONNELL has twenty years of experience in the finance and accounting areas of the banking industry.

At the start of her career, Ms. O'Donnell worked in public accounting for Coopers & Lybrand in Cincinnati and earned her CPA. Her clients consisted primarily of financial institutions and health care companies.

Ms. O'Donnell then joined Empire Bank of America in Buffalo, New York. During her five years with Empire, Ms. O'Donnell progressed to the level of Vice President and was responsible for SEC, FHLB and internal financial reporting. She also coordinated the offering circular for its initial offering of common stock.

Ms. O'Donnell later joined Banc One Corporation where she worked for eleven years. She began her career at Banc One in the Corporate Accounting Department where she was responsible for SEC, Federal Reserve and investor relations reporting and coordinated the offering documents for stock and debt offerings. She also performed acquisition work including regulatory applications and due diligence and established accounting policies and procedures for all affiliates. Ms. O'Donnell later moved within Banc One to the position of chief financial officer of the Personal Trust business responsible for $225 million in revenue. She then provided leadership as the Director of Personal Trust Integration responsible for various savings and revenue enhancements related to the Bank One/First Chicago merger.

Ms. O'Donnell graduated from Miami University with a B.S. in Business. She also completed the Leading Strategic Change Program at The Darden School of Business and the Banc One Leadership Development Program.

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

March 4, 2016

Date

Michael R. Keller

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Home Federal Savings and Loan Association of Collinsville, in the amount of $36,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 5th day of March 2016.

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2017

NOTARY PUBLIC